UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 28, 2026
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland
(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F
☒
Form 40-F
☐

This Form 6-K consists of the Third Quarter 2026 Report of UBS Group AG, which appears immediately following this page.

UBS
Group
Third quarter 2026 report

Corporate calendar UBS Group
Information about future publication dates is generally available at
ubs.com/global/en/investor-relations/events/calendar.html
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UBS’s Investor Relations team manages
relationships with institutional investors,
research analysts and credit rating agencies.
ubs.com/investors
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journalists.
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The Group Company Secretary handles
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Zurich +41-44-235-6652
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UBS’s Shareholder Services team, a unit
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Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2026. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.
1.
Key figures
3
UBS Group key figures
2.
Recent developments
4
Recent developments
3.
UBS Group performance, business
divisions and Group Items
7
Group performance
17
Global Wealth Management
22
Personal & Corporate Banking
26
Asset Management
29
Investment Bank
32
Non-core and Legacy
34
Group Items
4.
Risk, capital, liquidity and funding,
and balance sheet
36
Risk management and control
40
Capital management
49
Liquidity and funding management
50
Balance sheet and off-balance sheet
52
Share information and earnings per share
5.
Consolidated
financial information
55
UBS Group AG interim consolidated financial
information (unaudited)
6.
Significant regulated subsidiary and sub-
group information
70
Financial and regulatory key figures for our
significant regulated subsidiaries and sub-
groups
Appendix
72
Alternative performance measures
77
Abbreviations frequently used in
our financial reports
79
Information sources
80
Cautionary statement

UBS Group third quarter 2026 report

Terms used in this report, unless the context requires otherwise
“UBS”, “UBS Group”, “UBS Group AG consolidated”, “Group”,
“the Group”,
“we”, “us” and “our”
UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS AG consolidated”
UBS AG and its consolidated subsidiaries
“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires otherwise, references to any gender shall apply to all genders.
Alternative performance measures
An alternative performance measure (an
APM) is a financial measure
of historical or future financial
performance,
financial position or
cash flows other
than a financial
measure defined or
specified in IFRS
Accounting Standards,
as issued by the International Accounting Standards
Board (the IASB), or in other applicable
recognized accounting
standards or regulations.
We report a
number of APMs
in the discussion
of the financial
and operating performance
of the
Group, our
business divisions
and Group
Items. We
use APMs
to provide
a more
complete picture
of our
operating performance
and to
reflect
management’s
view
of the
fundamental drivers
of our
business
results. A
definition
of
each
APM,
the
method
used
to
calculate
it
and
the
information
content
are
presented
under
“Alternative
performance
measures”
in
the
appendix
to
this
report.
Each
APM
that
qualifies
as
a
non-GAAP
measure as defined by US Securities and Exchange
Commission (SEC) regulations is designated as such in
the table
of APMs in the appendix to this report.
›
Refer to “Alternative performance measures” in the appendix to this report for additional information
›
Refer to the “Group performance” section of this report for information about underlying results
Changes in interim reporting
As previously
announced, from
the first
quarter of
2026 onward,
UBS’s
first- and
third-quarter
financial reports
include consolidated financial
information that is
no longer prepared
in accordance with
IAS 34,
Interim Financial
Reporting
.
Instead,
UBS
publishes
consolidated
financial
information
for
those
quarters
that
is
prepared
in
accordance with
UBS Group accounting policies,
which are
consistent with
IFRS Accounting
Standards, but
does
not include all explanatory notes
as required under IAS 34
and therefore does not constitute
an “interim financial
report” as defined by IAS 34.
The income statement, the
statement of comprehensive income
and information related to
those statements in the
“Consolidated financial
information”
section of
this report are
presented on the
basis of the
nine-month periods
ended 30 September 2026
and 30 September 2025.
The balance sheet
and related information
are presented
as
of 30 September 2026 and 31 December 2025.
In
2026,
UBS
started
the
publication
of
semi-annual
interim
financial
reports
that
include
interim
consolidated
financial statements as of and for the six-month period ending 30 June, prepared in accordance with IAS 34.

UBS Group third quarter 2026 report |
Key figures | UBS Group key figures

Key figures
UBS Group key figures
UBS Group key figures
As of or for the quarter ended As of or year-to-date
USD m, except where indicated 30.9.26 30.6.26 31.12.25 30.9.25 30.9.26 30.9.25
Group results
Total revenues
13,350
13,700
12,145
12,760
41,293
37,429
Credit loss expense / (release)
114
121
159
102
305
365
Operating expenses
9,648
9,986
10,286
9,831
29,967
29,911
Operating profit / (loss) before tax
3,587
3,594
1,700
2,828
11,021
7,153
Net profit / (loss) attributable to shareholders
2,690
2,800
1,199
2,481
8,530
6,568
Diluted earnings per share (USD)
1
0.85
0.87
0.37
0.76
2.66
1.99
Profitability and growth
2
Return on equity (%)
3
12.1
12.3
5.3
11.1
12.6
10.0
Return on tangible equity (%)
3
13.1
13.4
5.8
12.0
13.6
10.8
Underlying return on tangible equity (%)
3,4
14.9
14.3
10.5
14.6
14.6
12.7
Return on common equity tier 1 capital (%)
3
14.8
15.4
6.6
13.5
15.7
12.2
Underlying return on common equity tier 1 capital (%)
3,4
16.7
16.4
11.9
16.3
16.7
14.4
Cost / income ratio (%)
3
72.3
72.9
84.7
77.0
72.6
79.9
Underlying cost / income ratio (%)
3,4
68.7
70.0
75.2
69.7
69.6
74.1
Effective tax rate (%)
24.7
21.8
29.1
12.0
22.3
7.8
Net profit growth (%)
3
8.4
16.9
55.6
74.2
29.9
52.2
Resources
2
Total assets
1,655,168
1,707,284
1,617,427
1,632,251
1,655,168
1,632,251
Equity attributable to shareholders
88,613
89,165
90,213
89,899
88,613
89,899
Common equity tier 1 capital
5
73,117
72,464
71,262
74,655
73,117
74,655
Risk-weighted assets
5
496,111
503,923
493,397
504,897
496,111
504,897
Common equity tier 1 capital ratio (%)
5
14.7
14.4
14.4
14.8
14.7
14.8
Going concern capital ratio (%)
5
19.3
19.0
18.5
18.8
19.3
18.8
Total loss-absorbing capacity ratio (%)
5
37.6
38.4
38.0
39.5
37.6
39.5
Leverage ratio denominator
5
1,591,152
1,649,751
1,622,438
1,640,464
1,591,152
1,640,464
Common equity tier 1 leverage ratio (%)
5
4.6
4.4
4.4
4.6
4.6
4.6
Liquidity coverage ratio (%)
6
178.7
177.3
182.6
182.1
178.7
182.1
Net stable funding ratio (%)
114.8
115.1
116.1
119.7
114.8
119.7
Other
Invested assets (USD bn)
3,7
7,328
7,326
7,005
6,910
7,328
6,910
Internal and external personnel
8
109,990
112,388
119,589
122,382
109,990
122,382
Internal personnel (full-time equivalents)
97,593
99,085
103,177
104,427
97,593
104,427
Market capitalization
9
157,911
162,373
155,760
136,416
157,911
136,416
Total book value per share (USD)
1
29.24
29.12
29.18
28.78
29.24
28.78
Tangible book value per share (USD)
1
27.00
26.89
26.93
26.54
27.00
26.54
Credit-impaired lending assets as a percentage of total lending assets, gross (%)
3
1.0
1.0
0.9
0.9
1.0
0.9
Cost of credit risk (bps)
3
7
7
9
6
6
8
1 Refer to the
“Share information and
earnings per share”
section of this
report for more
information.
2 Refer to the
“Targets,
capital guidance and
ambitions” section of
the UBS Group
Annual Report 2025,
available under “Annual reporting” at ubs.com/investors, for more information about our performance targets.
3 Refer to “Alternative performance measures” in the appendix to this report for the relevant definition
and calculation method. Each alternative performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and Exchange Commission (SEC) regulations is designated as such in the table of APMs in the appendix to this report.
4 Refer to the “Group performance” section of this report for more information about underlying results.
5 Based on the Swiss systemically relevant bank framework. Refer to the “Capital management” section of
this report for more information.
6 The disclosed ratios
represent quarterly averages for
each of the quarters presented
and have been calculated based
on an average of
66 data points in the
third quarter of 2026,
60 data points in
the second quarter of
2026, 64 data points
in the fourth quarter
of 2025 and 65
data points in the
third quarter of 2025.
Refer to the “Liquidity
and
funding management” section
of this report
for more information.
7 Consists of invested
assets for Global
Wealth Management,
Asset Management
(including invested assets
from associates) and
Personal &
Corporate Banking. Refer to “Note 30 Invested assets and net new money” in the “Consolidated financial statements” section of the UBS Group Annual Report 2025, available under “Annual reporting” at ubs.com/
investors, for more information.
8 Represents full-time equivalents for internal personnel and workforce count for external personnel.
9 The calculation of market capitalization reflects total shares issued multiplied by the share price at the end of the period.

UBS Group third quarter 2026 report |
Recent developments

Recent developments
Management report
Integration of Credit Suisse
We are
progressing according
to plan
in the
final phase
of the
integration and
remain firmly
on track
to achieve
substantial completion by year-end 2026.
During
the
third
quarter
of
2026,
our
primary
focus
was
on
the
continued
decommissioning
of
legacy
IT
infrastructure. As
of 30 September
2026, approximately
98% of
legacy Credit
Suisse IT
applications in
scope for
decommissioning were no longer in use and around 90% of such applications had been fully decommissioned.
In the third quarter of 2026, we realized additional gross cost savings of USD 0.6bn, bringing our cumulative gross cost savings
at the
end of
September 2026
to USD 13.2bn
compared with
the 2022 combined
cost base
of UBS
and Credit Suisse. Reflecting this
progress, we now expect to
deliver total gross cost
savings of around USD 13.7bn
by the end of 2026, above our stated ambition of around USD 13.5bn.
Cumulative integration-related
expenses incurred
by the
end of
September 2026
amounted to
USD 14.6bn, and
we expect to have
incurred around USD 15.1bn by
the end of this
year, assuming in both
cases constant foreign-
exchange rates compared with 30 September 2023.
The wind-down of our Non-core and Legacy division is nearly complete, and as of 30 September 2026 the division had
achieved
a
91%
reduction in
underlying
operating expenses
(excluding
litigation)
compared
with
the
2022
baseline. In addition,
a 68% reduction
in risk-weighted assets
(RWA) has been
achieved since the
second quarter
of
2023
and
a
reduction
of
credit
and
market
risk
RWA
to
USD 3bn,
ahead
of
our
year-end
2026
ambition
of
around USD 4bn.
Regulatory and legal developments
Banking regulation in Switzerland
In August 2026, the
Swiss Federal Council launched
two public consultations on
further measures under the
too-
big-to-fail reform
package, with
one consultation
covering proposed
legislative measures
and the
other covering
proposed amendments to the Swiss Liquidity
Ordinance. The proposed legislative measures,
to be submitted to the
Swiss
Parliament
for
enactment,
include
additional
requirements
for
the
recovery
and
resolution
of
systemically
important banks
(SIBs), add
measures to
enhance banks’
ability to
obtain liquidity
from the
Swiss National
Bank,
introduce a Senior
Managers Regime for
banks with more
complex organizational
structures, and provide
expanded
supervisory powers for the Swiss Financial
Market Supervisory Authority (FINMA). This consultation
will conclude in
November
2026,
and
the
Swiss
Federal
Council
is
expected
to
submit
its
final
legislative
proposal
to
the
Swiss
Parliament in the first half of 2027. The entry
into force of these changes is expected no earlier
than the beginning
of 2029.
The proposed
amendments to
the Swiss
Liquidity Ordinance,
including quantitative
minimum requirements
for borrowing capacity for emergency liquidity assistance, are subject to public consultation until November 2026.
Related amendments
are expected
to enter
into force
no earlier
than the
beginning of
2029,
with an
expected
phase in over a period of four years.
In September 2026, the
Council of States (the upper
house of the Swiss
Parliament) supported a proposal
requiring
SIBs to
deduct 90%
of the
carrying value
of foreign
participations from
regulatory capital,
with the
deduction to
be made entirely from common equity tier 1
(CET1) capital. This proposal is now subject
to the deliberations of the
National Council
(the lower
house of
the Swiss
Parliament). If
enacted in
the form
supported by
the Council
of
States, the proposal
is expected to
be phased in
commencing in 2028, at
the earliest, and
would require UBS AG
to hold
approximately USD 16bn
of additional
CET1 capital.
This would
come in
addition to
around USD 2bn
of
additional CET1 capital required at UBS AG as a result of the ordinance-level measures announced earlier this year.
UBS AG
must
also
hold
the
previously
disclosed
CET1
capital
of
around
USD 15bn
under
existing
regulations
following the acquisition of Credit Suisse. This amount includes around USD 9bn related to regulatory concessions granted to Credit
Suisse and around
USD 6bn to meet
the current progressive
requirements due to
the increased
size and market share of the combined business.

UBS Group third quarter 2026 report |
Recent developments

If the decision by the Council of States
is confirmed, UBS would be required to hold
a total of around USD 33bn of
incremental CET1 capital
since the acquisition
of Credit Suisse.
In parallel, once
implemented, the ordinance-level
changes announced earlier this
year would eliminate an estimated
USD 4bn of CET1 capital at
the Group level. The
total annual capital-related cost resulting from the acquisition would amount to around USD 2.5bn.
Other developments
Repurchase of legacy Credit Suisse debt
In September
2026, UBS
repurchased USD 9.8bn
aggregate principal
amount of
legacy Credit
Suisse senior
debt
instruments for an aggregate acquisition cost
of around USD 9.9bn. UBS recognized a
net loss of USD 346m in the
third quarter
of 2026
on
the
retirement of
these
instruments, including
the release
of purchase
price
allocation
adjustments of USD 241m. The net
loss has been recorded in
Other income and is expected
to be offset in future
periods by lower ongoing interest expense.
Settlements of legacy legal matters
In the third
quarter of 2026,
UBS resolved and
settled certain legacy
legal matters recorded
in Non-core and
Legacy.
The settlements
resulted in
a net
gain of
USD 697m, which
has been
recorded in
Other income
and included
in
underlying results.
Changes to fund administration businesses
In
October
2026,
UBS
reached
an
agreement
to
extend
its
long-standing
fund
administration
relationship
with
Northern Trust. As
part of this
agreement, UBS will transfer
its former Credit Suisse
traditional and alternatives
fund
administration businesses based in
Luxembourg and Switzerland to
Northern Trust, subject to
regulatory approvals.
In addition, UBS’s Swiss and Luxembourg
management companies will extend their
existing agreement to include
investment funds that are
currently serviced by UBS.
The transaction is expected
to close in the
second quarter of
2027, and UBS does not expect to recognize a material profit or loss.
Acquisition of an equity stake in 360 ONE WAM Ltd
On
22 October
2026,
UBS
exercised
all
of
the
warrants
that
it
had
previously
subscribed
for
pursuant
to
an
agreement entered into
in the second
quarter of 2025
with 360 ONE
WAM Ltd (360 ONE),
one of India’s
largest
independent
wealth
and
asset
management
firms.
Following
the
exercise,
UBS
holds
20.5
million
shares
in
360 ONE, representing
an equity
stake of
approximately 4.8%
in the
company. The
exercise of
the warrants
and
the acquisition of the equity stake did not result in a material profit or loss.
Capital returns
In the
third quarter
of 2026
we repurchased
USD 1,807m of
shares under
our 2026
share repurchase
programs.
We expect to
complete our current
USD 3bn share repurchase
program by the
time of the
publication of our
fourth-
quarter 2026
results. The
amount and
pace of
share repurchases
will remain
subject to
our short-term
financial
performance and
outlook, maintaining
a CET1
capital ratio
of around
14% and
further visibility on
the deliberations
by the Swiss Parliament on the capitalization of foreign subsidiaries.

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items

UBS Group performance,
business divisions and Group Items
Management report
Our businesses
We report
five business
divisions, each
of which
qualifies as
an operating
segment pursuant
to IFRS
Accounting
Standards: Global Wealth Management, Personal & Corporate Banking, Asset Management, the Investment Bank,
and Non-core and Legacy. Non-core and Legacy
consists of positions and businesses not aligned with our
strategy
and policies.
Our Group
functions are
support and
control functions
that provide
services to
the Group.
Virtually all
costs incurred
by our Group functions are allocated to the business divisions, leaving a residual amount that we refer to as Group
Items in our segment reporting in our annual reports and semi-annual interim financial reports.

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items | Group performance

Group performance
Income statement
For the quarter ended % change from Year-to-date
USD m 30.9.26 30.6.26 30.9.25 2Q26 3Q25 30.9.26 30.9.25
Net interest income 2,414 2,398 1,981 1 22 7,132 5,575
Other net income from financial instruments measured at fair value through profit or loss 3,047 3,696 3,502 (18) (13) 10,691 10,848
Net fee and commission income 7,490 7,582 7,204 (1) 4 22,800 20,689
Other income 399 24 73 444 670 317
Total revenues 13,350 13,700 12,760 (3) 5 41,293 37,429
Credit loss expense / (release) 114 121 102 (6) 12 305 365
Personnel expenses 6,703 7,380 7,172 (9) (7) 21,667 21,180
General and administrative expenses 2,138 1,804 1,755 18 22 5,953 6,067
Depreciation, amortization and impairment of non-financial assets 807 802 904 1 (11) 2,347 2,663
Operating expenses 9,648 9,986 9,831 (3) (2) 29,967 29,911
Operating profit / (loss) before tax 3,587 3,594 2,828 0 27 11,021 7,153
Tax expense / (benefit)
887 782 341 13 160 2,456 561
Net profit / (loss) 2,700 2,811 2,487 (4) 9 8,566 6,592
Net profit / (loss) attributable to non-controlling interests 10 11 6 (16) 59 35 24
Net profit / (loss) attributable to shareholders 2,690 2,800 2,481 (4) 8 8,530 6,568
Comprehensive income
Total comprehensive income 914 1,697 2,073 (46) (56) 5,788 10,776
Total comprehensive income attributable to non-controlling interests 12 10 5 26 121 47 53
Total comprehensive income attributable to shareholders 902 1,687 2,067 (47) (56) 5,741 10,722

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items | Group performance

Selected financial information of the business divisions and Group Items
For the quarter ended 30.9.26
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported
7,002
2,360
780
3,239
764
(795)
13,350
of which: PPA effects and other integration items
1
104
174
21
0
(337)
2
(38)
Total revenues (underlying)
6,898
2,186
780
3,218
764
(459)
13,387
Credit loss expense / (release)
10
33
0
30
38
2
114
Operating expenses as reported
5,072
1,210
508
2,371
544
(58)
9,648
of which: integration-related expenses and PPA effects
3
157
51
28
37
177
0
452
Operating expenses (underlying)
4,915
1,159
480
2,334
366
(58)
9,197
Operating profit / (loss) before tax as reported
1,919
1,117
271
838
183
(740)
3,587
Operating profit / (loss) before tax (underlying)
1,972
994
300
854
360
(403)
4,077
For the quarter ended 30.6.26
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported
7,112
2,399
756
3,727
43
(338)
13,700
of which: PPA effects and other integration items
1
114
196
26
(1)
17
352
Total revenues (underlying)
6,997
2,204
756
3,701
44
(355)
13,348
Credit loss expense / (release)
(2)
76
0
45
0
1
121
Operating expenses as reported
5,231
1,466
542
2,531
246
(31)
9,986
of which: integration-related expenses and PPA effects
3
228
196
23
37
150
11
645
Operating expenses (underlying)
5,002
1,270
519
2,494
96
(42)
9,340
Operating profit / (loss) before tax as reported
1,883
857
214
1,150
(203)
(307)
3,594
Operating profit / (loss) before tax (underlying)
1,997
858
237
1,162
(52)
(314)
3,887
For the quarter ended 30.9.25
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported
6,543
2,321
843
3,244
(40)
(149)
12,760
of which: PPA effects and other integration items
1
171
276
219
4
1
34
701
of which: loss related to an investment in an associate
(38)
(102)
(140)
Total revenues (underlying)
6,410
2,147
843
3,025
(42)
(183)
12,199
Credit loss expense / (release)
7
72
0
17
6
0
102
Operating expenses as reported
5,182
1,619
624
2,327
56
23
9,831
of which: integration-related expenses and PPA effects
3
553
376
64
106
205
20
1,323
Operating expenses (underlying)
4,629
1,242
560
2,221
(149)
4
8,507
Operating profit / (loss) before tax as reported
1,354
631
218
900
(102)
(173)
2,828
Operating profit / (loss) before tax (underlying)
1,774
833
282
787
102
(187)
3,590
1 Includes accretion of PPA
adjustments on financial instruments
and other PPA
effects, as well as
temporary and incremental
items directly related to
the integration.
2 Includes a USD
346m net loss from
the
repurchase of legacy Credit Suisse debt instruments, as the repurchase price exceeded the amortized-cost carrying value (the net loss reflects a loss of USD 587m before
PPA adjustments, partly offset by a USD 241m
gain from the release of PPA adjustments).
3 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of intangible assets resulting from the acquisition of the
Credit Suisse Group.
4 Includes a USD 128m gain from the sale of a stake in a subsidiary, Credit Suisse
Securities (China) Limited.

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items | Group performance

Selected financial information of the business divisions and Group Items (continued)
Year-to-date 30.9.26
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported
21,220
7,361
2,308
11,019
798
(1,412)
41,293
of which: PPA effects and other integration items
1
344
593
115
0
(264)
2
786
of which: items related to the Swisscard transactions
3
128
128
Total revenues (underlying)
20,876
6,640
2,308
10,905
798
(1,148)
40,379
Credit loss expense / (release)
17
180
0
140
(36)
3
305
Operating expenses as reported
15,609
4,168
1,606
7,686
1,009
(110)
29,967
of which: integration-related expenses and PPA effects
4
693
470
86
153
386
59
1,847
Operating expenses (underlying)
14,916
3,698
1,520
7,533
623
(169)
28,120
Operating profit / (loss) before tax as reported
5,594
3,013
702
3,193
(175)
(1,305)
11,021
Operating profit / (loss) before tax (underlying)
5,943
2,763
788
3,231
211
(982)
11,954
Year-to-date 30.9.25
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported
19,265
6,868
2,355
9,393
162
(614)
37,429
of which: PPA effects and other integration items
1
489
790
509
5
2
81
1,872
of which: loss related to an investment in an associate
(42)
(114)
(156)
of which: items related to the Swisscard transactions
6
64
64
Total revenues (underlying)
18,818
6,128
2,355
8,884
159
(696)
35,649
Credit loss expense / (release)
16
239
0
100
11
(1)
365
Operating expenses as reported
15,332
4,697
1,848
7,115
894
25
29,911
of which: integration-related expenses and PPA effects
4
1,291
808
200
339
648
19
3,305
of which: items related to the Swisscard transactions
7
180
180
Operating expenses (underlying)
14,041
3,709
1,648
6,776
246
6
26,426
Operating profit / (loss) before tax as reported
3,917
1,932
507
2,179
(744)
(638)
7,153
Operating profit / (loss) before tax (underlying)
4,762
2,179
707
2,009
(98)
(701)
8,858
1 Includes accretion
of PPA
adjustments on financial
instruments and other
PPA effects,
as well as
temporary and incremental
items directly related
to the integration.
2 Includes a
USD
346m net loss
from the
repurchase of legacy Credit Suisse debt instruments, as the repurchase price exceeded the amortized-cost carrying value (the net loss reflects a loss of USD 587m before PPA adjustments, partly offset by a USD 241m
gain from the
release of
PPA adjustments).
3 Represents
the gain
on sale
of UBS’s
50% interest
in Swisscard
AECS GmbH
(Swisscard) that
has been
excluded from
underlying revenues.
Refer to
the “Recent
developments” section
of the
UBS Group
first quarter
2026 report,
available under
“Quarterly reporting”
at ubs.com/investors,
for more
information about
the Swisscard
transactions.
4 Includes temporary,
incremental operating expenses directly related to the integration, as well as amortization of intangible assets resulting from the acquisition of the
Credit Suisse Group.
5 Includes a USD 128m gain from the sale of
a stake in a subsidiary, Credit Suisse Securities (China) Limited.
6 Represents the gain related to UBS’s share of
the income recorded by Swisscard for the
sale of the Credit Suisse card
portfolios to UBS.
7 Represents
the expense related to the payment to Swisscard for the sale of the Credit Suisse card portfolios to UBS.
Net integration-related expenses, by business division and Group Items
For the quarter ended Year-to-date
USD m 30.9.26 30.6.26 30.9.25 30.9.26 30.9.25
Global Wealth Management 154 227 550 685 1,284
Personal & Corporate Banking 26 170 350 392 729
Asset Management 28 23 64 86 200
Investment Bank 37 37 (22)
1
153 211
1
Non-core and Legacy 178 151 204 386 646
Group Items 585
2
5 0 595
2
2
Net integration-related expenses 1,008 613 1,146 2,297 3,071 of which: total revenues
3
584
2
(4) (149)
1
536 (148)
1
of which: operating expenses 424 617 1,295 1,761 3,219
of which: personnel expenses 317 473 726 1,330 1,905
of which: general and administrative expenses 30 96 472 280 1,064 of which: depreciation, amortization and impairment of non-financial assets 77 47 97 151 250
1 Includes a USD 128m gain from
the sale of a stake
in a subsidiary, Credit Suisse
Securities (China) Limited.
2 Includes a USD 587m loss from
the repurchase of legacy Credit Suisse
debt instruments, excluding a
partly offsetting gain of USD
241m from the release of
PPA adjustments (a
net loss of USD 346m was
recognized on retirement of these
instruments in the third quarter
of 2026).
3 Negative values represent net
income.
Underlying results
In addition to reporting
our results in accordance
with IFRS Accounting
Standards, we report underlying
results that
exclude items of profit or loss that management believes are not representative of the underlying performance.
In
the
third
quarter
of
2026,
underlying
revenues
excluded
purchase
price
allocation
(PPA)
effects
and
other
integration items
of negative
USD 38m, including
a net
loss of
USD 346m from
the repurchase
of legacy
Credit
Suisse
debt
instruments.
PPA
effects
mainly
consisted
of
PPA
adjustments
on
financial
instruments
measured
at
amortized
cost,
including
off-balance
sheet
positions,
arising
from
the
acquisition
of
the
Credit
Suisse
Group.
Accretion
of
PPA
adjustments
on
financial
instruments
is
accelerated
when
the
related
financial
instrument
is
derecognized before its contractual maturity. No
adjustment is made for accretion of PPA
on financial instruments
within Non-core
and
Legacy,
due
to
the
nature
of
its
business
model.
Underlying results
included
a
net gain
of
USD 697m related to settlements of certain legacy legal matters in Non-core and Legacy.

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items | Group performance

In
the
third
quarter
of
2026,
underlying
expenses
excluded
integration-related
expenses
and
PPA
effects
of
USD 452m. Integration-related expenses
are temporary, incremental
and directly related
to the integration
of Credit
Suisse into
UBS, including
costs of
internal staff
and contractors
substantially dedicated
to integration
activities,
retention
awards,
redundancy
costs,
incremental
expenses
from
the
shortening
of
useful
lives
of
property,
equipment
and
software,
and
impairment
charges
relating
to
these
assets.
Classification
as
integration-related
expenses does not
affect the timing
of recognition and
measurement of those
expenses or the presentation
thereof
in the income statement.
Results: 3Q26 vs 3Q25
Reported operating
profit before
tax increased
by USD 759m,
or 27%,
to USD 3,587m,
mainly reflecting
an increase
in
total
revenues
and
a
decrease
in
operating
expenses.
Total
revenues
increased
by
USD 590m,
or
5%,
to
USD 13,350m, which included a decrease of USD 739m in PPA effects and other integration items. The increase in total revenues
was primarily
driven by
an increase
of USD 326m
in other
income, largely
reflecting a
net gain
of
USD 697m related to settlements of certain legacy legal matters in Non-core and Legacy, partly offset by a net loss of
USD 346m
from
the
repurchase
of
legacy
Credit
Suisse
debt
instruments,
and
also
driven
by
an
increase
of
USD 286m
in
net
fee
and
commission
income.
Operating
expenses
decreased
by
USD 183m,
or
2%,
to
USD 9,648m, which included an
USD 871m decrease in integration-related
expenses and PPA effects.
The decrease
in
operating
expenses
was
mainly
driven
by
decreases
of
USD 469m
in
personnel
expenses
and
USD 97m
in
depreciation,
amortization
and
impairment
of
non-financial
assets,
partly
offset
by
an
increase
of
USD 383m
in
general and
administrative expenses.
Net credit
loss expenses
were USD 114m, compared
with USD 102m
in the
third quarter of 2025.
Underlying results 3Q26 vs 3Q25
On an underlying basis, profit before tax increased by USD 487m to USD 4,077m, mainly reflecting a USD 1,188m increase in total revenues, partly offset by an increase of USD 690m in operating expenses.
Total revenues: 3Q26 vs 3Q25
Net interest income and other net income from financial instruments measured at fair value through profit or loss
Total combined net
interest income
and other net
income from financial
instruments measured at
fair value
through
profit or
loss decreased
by USD 23m
to USD 5,460m
and included
a decrease
of USD 140m
in accretion
impacts
resulting
from
PPA
adjustments
on
financial
instruments
and
other
PPA
effects,
mainly
in
Personal
&
Corporate
Banking and Global Wealth Management.
The
overall
year-on-year
decrease
was
primarily
driven
by
Group
Items,
which
reported
negative
revenues
of
USD 422m, compared with
negative revenues of USD 153m
in the third
quarter of 2025, driven
by mark-to-market
effects on
economic hedges
for accrual-accounted
balance-sheet positions
and valuation
effects on
callable own
debt, mainly due to the sharp rise
in US dollar interest rates. In addition,
revenues in Personal & Corporate Banking
decreased by
USD 114m to
USD 1,512m, mainly
reflecting an
USD 85m decrease
in net
interest income,
largely
driven by lower PPA accretion effects.
These
decreases
were
partly offset
by
a
USD 154m
increase
in
the
Investment
Bank’s
revenues
to
USD 2,024m,
mainly driven
by Global
Markets, mostly
due to
higher client
balances in
Prime Brokerage
within Financing.
The
increase in Global Markets was partly offset by
lower revenues in Capital Markets in Global Banking.
Non-core and
Legacy
reported
revenues
of
USD 66m,
compared
with
negative
USD 43m
in
the
third
quarter
of
2025,
mainly
reflecting
lower
liquidity
and
funding
costs
as
a
result
of
a
smaller
portfolio.
Revenues
in
Global
Wealth
Management increased by USD 78m
to USD 2,270m, predominantly reflecting
an USD 84m increase in
net interest
income, primarily driven by higher deposit margins, which included the effects from deposit pricing measures, and higher loan revenues, mainly due to an increase in loan volumes.
›
Refer to the relevant business division and Group Items commentary in this section for more information about the specific revenues of each of the business divisions and Group Items

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items | Group performance

Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the quarter ended % change from Year-to-date
USD m 30.9.26 30.6.26 30.9.25 2Q26 3Q25 30.9.26 30.9.25
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
930 874 329 6 183 2,670 827
Net interest income from financial instruments measured at fair value through profit or loss and other 1,483 1,524 1,652 (3) (10) 4,461 4,748
Other net income from financial instruments measured at fair value through profit or loss 3,047 3,696 3,502 (18) (13) 10,691 10,848
Total 5,460 6,094 5,483 (10) 0 17,823 16,423
Global Wealth Management 2,270 2,399 2,192 (5) 4 7,031 6,554
of which: net interest income 1,857 1,863 1,773 0 5 5,571 5,186 of which: transaction-based income from foreign exchange and other intermediary activity
1
413 536 419 (23) (1) 1,459 1,368
Personal & Corporate Banking
1,512 1,583 1,626 (5) (7) 4,678 4,639
of which: net interest income
1,310 1,343 1,395 (2) (6) 4,002 4,001
of which: transaction-based income from foreign exchange and other intermediary activity
1
201 240 231 (16) (13) 676 638
Asset Management 11 (12) (9) (9) (13)
Investment Bank 2,024 2,405 1,870 (16) 8 7,106 5,798
Non-core and Legacy 66 42 (43) 59 91 36
Group Items (422) (323) (153) 31 176 (1,073) (590)
1 Mainly includes spread-related income in connection with client-driven transactions, foreign currency translation effects and income and expenses from precious metals, which are included in the income statement
line Other net income from financial instruments
measured at fair value through profit
or loss. The amounts
reported on this line are one component
of Transaction-based income
in the management discussion and
analysis in the “Global Wealth Management” and “Personal & Corporate Banking” sections of this report.
Net fee and commission income
Net fee and commission income increased by USD 286m to USD 7,490m and included a decrease of USD 108m in accretion of PPA adjustments on financial instruments and other
PPA effects, which was reflected in other fee and
commission income, predominantly in Global Banking in the Investment Bank.
Fees for portfolio
management, investment funds
and related services
increased by USD 334m
to USD 5,376m. The
increase
was
mostly
driven
by
higher
average
levels
of
fee-generating
assets
in
Global
Wealth
Management,
reflecting positive
market performance
and net
new fee-generating
asset inflows
over the
course of
the past
12
months, primarily from mandates.
Net brokerage fees increased
by USD 131m to
USD 1,423m, driven by
higher volumes in Cash
Equities in Execution
Services in the Investment Bank, particularly in the Asia Pacific region.
M&A
and
corporate
finance
fees
decreased
by
USD 123m
to
USD 220m,
mainly
reflecting
lower
merger
and
acquisition transaction revenues in Advisory in Global Banking in the Investment Bank.
›
Refer to the relevant business division commentary in this section for information about how components of fee and commission income are presented within the business division results
Other income
Other income
was USD 399m,
compared with
USD 73m in
the third
quarter of
2025. The
third quarter
of 2026
included a
net gain
of USD 697m
related to
settlements of
certain legacy
legal matters
in Non-core
and Legacy,
partly offset
by a
net loss
of USD 346m
from the
repurchase of
legacy Credit
Suisse debt
instruments. The
third
quarter of 2025 included a USD 128m gain from the sale
of a stake in Credit Suisse Securities (China) Limited and
a USD 33m
gain from
the sale
of our
wealth management
business in
India, partly
offset by
a USD 140m
loss related
to an investment in an associate.

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items | Group performance

Credit loss expense / release: 3Q26 vs 3Q25
Total net credit loss expenses in
the third quarter of 2026 were
USD 114m, consisting of USD 28m of net
releases
on
performing
positions
and
USD 142m
of
net
expenses
on
credit-impaired exposures.
Net
credit
loss
expenses
were USD 102m in the third quarter of 2025.
Net credit
loss expenses
on credit-impaired
positions were
primarily attributable
to a
small number
of corporate
counterparties in Personal & Corporate Banking, Non-core and Legacy, and the Investment Bank.
›
Refer to “Expected credit loss measurement” in the “Consolidated financial information” section of this report for more information about the results for the nine-month period ended 30 September 2026
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3
Purchased
Total
For the quarter ended 30.9.26
Global Wealth Management (4) 14 0 10
Personal & Corporate Banking (34) 66 1 33
Asset Management 0 0 0 0
Investment Bank 7 23 0 30
Non-core and Legacy 0 0 37 38
Group Items 2 0 0 2
Total (28) 104 39 114
For the quarter ended 30.6.26
Global Wealth Management (4) 3 0 (2)
Personal & Corporate Banking 0 77 (1) 76
Asset Management 0 0 0 0
Investment Bank 0 45 0 45
Non-core and Legacy 0 0 1 0
Group Items 1 0 0 1
Total (3) 125 (1) 121
For the quarter ended 30.9.25
Global Wealth Management (4) 10 1 7
Personal & Corporate Banking 2 69 0 72
Asset Management 0 0 0 0
Investment Bank 6 11 0 17
Non-core and Legacy 0 2 4 6
Group Items 0 0 0 0
Total 5 93 4 102
Operating expenses: 3Q26 vs 3Q25
Operating expenses
For the quarter ended % change from Year-to-date
USD m 30.9.26 30.6.26 30.9.25 2Q26 3Q25 30.9.26 30.9.25
Personnel expenses
6,703 7,380 7,172 (9) (7) 21,667 21,180
of which: salaries and variable compensation 5,708 6,296 5,906 (9) (3) 18,569 17,773 of which: variable compensation – financial advisors
1
1,598 1,526 1,419 5 13 4,627 4,163
General and administrative expenses
2,138 1,804 1,755 18 22 5,953 6,067
of which: net expenses / (releases) for litigation, regulatory and similar matters 336 (30) (668) 352 (966)
Depreciation, amortization and impairment of non-financial assets 807 802 904 1 (11) 2,347 2,663
Total operating expenses 9,648 9,986 9,831 (3) (2) 29,967 29,911
1 Financial advisor
compensation mainly
consists of
cash compensation,
determined using
a formulaic
approach based
on production,
and deferred
awards.
It also
includes expenses
related to
compensation
commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.
Personnel expenses
Personnel
expenses
decreased
by
USD 469m
to
USD 6,703m,
mainly
driven
by
the
effects
of
a
decrease
in
the
workforce.
In
addition,
the
third
quarter
of
2025
included
a
one-time,
pre-tax
loss
of
USD 190m
due
to
the
integration of the Credit Suisse Swiss 1e plan into the Credit
Suisse Swiss pension plan as of 1 January 2027, with
an offsetting
gain in
other comprehensive
income. The
decreases in
personnel expenses
were partly
offset by
an
increase in financial advisor compensation, resulting from higher compensable revenues.

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items | Group performance

General and administrative expenses
General
and
administrative
expenses
increased
by
USD 383m
to
USD 2,138m,
predominantly
due
to
the
third
quarter of 2026 including net expenses of USD 336m for litigation, regulatory and similar matters, compared with net
releases
of
USD 668m
in
the
third
quarter
of
2025.
This
was
partly
offset
by
decreases
across
most
other
components of general
and administrative expenses,
which included a
USD 442m decrease in
integration-related
expenses.
›
Refer to the “Regulatory and legal developments” and “Risk factors” sections of the UBS Group Annual Report
2025, available under “Annual reporting” at ubs.com/investors , for more information about litigation, regulatory and similar matters
Depreciation, amortization and impairment of non-financial assets
Depreciation, amortization and impairment of non-financial assets decreased by USD 97m to USD 807m, primarily driven
by
a
USD 56m
decrease
in
impairments,
largely
related
to
internally
generated
capitalized
software.
In
addition, amortization of internally generated capitalized software decreased by USD 38m, mainly reflecting lower levels of accelerated amortization.
Tax: 3Q26 vs 3Q25
The Group had a net income
tax expense of USD 887m in the
third quarter of 2026, representing an
effective tax
rate of 24.7%, compared with USD 341m in the third quarter of 2025 and an effective tax rate of 12.0%.
This
included
a
net
current
tax
expense
of
USD 648m
that
primarily
related
to
the
taxable
profits
of
UBS Switzerland AG
and
other
entities
and
a
net
deferred
tax
expense
of
USD 239m
that
mainly
reflected
the
amortization
of
deferred
tax
assets
(DTAs)
previously
recognized
in
relation
to
tax
losses
and
tax
credits
carried
forward and deductible temporary differences.
We expect a
tax rate of
around 23% for
the full year
2026, excluding any
potential effects from
the remeasurement
of DTAs in connection with the business planning process.
Total comprehensive income attributable to shareholders
In the third quarter of 2026, total comprehensive income attributable to shareholders was USD
902m, reflecting a
net profit of USD 2,690m and other comprehensive income (OCI), net of tax, of negative USD 1,789m.
OCI related
to cash
flow hedges
was negative
USD 1,320m, mainly
reflecting net
unrealized losses
on US
dollar
hedging derivatives resulting from increases in the relevant US dollar long-term interest rates.
Foreign currency
translation OCI
was negative
USD 718m, mainly
due to
the US
dollar strengthening
against the
Swiss franc.
OCI related to
own credit on
financial liabilities designated
at fair value
was USD 386m, primarily
due to a
widening
of our own credit spreads.
›
Refer to the “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital”
table in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
›
Refer to “Note 20 Fair value measurement” in the “Consolidated financial statements” section of the UBS Group
Annual Report 2025, available under “Annual reporting” at ubs.com/investors , for more information about own credit on financial liabilities designated at fair value
Sensitivity to interest rate movements
As of 30
September 2026,
it is estimated
that a
parallel shift in
yield curves
by +100 basis
points could lead
to a
combined increase
in annual
net interest
income from
our banking
book of
approximately USD 1.3bn
in the
first
year after
such a
shift. Of
this increase,
approximately USD 1.0bn,
USD 0.1bn and
USD 0.1bn would
result from
changes in Swiss franc, US dollar and euro interest rates, respectively.
A parallel shift in yield curves by –100 basis
points could lead to a combined increase in annual net
interest income
of approximately
USD 0.7bn. Of
this increase,
approximately USD
1.0bn would
result from
changes in
the Swiss
franc interest rate,
driven by both
contractual and assumed
flooring benefits under
negative interest rates.
US dollar
and euro interest rates would lead to partly offsetting decreases of USD 0.1bn and USD 0.1bn, respectively.

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items | Group performance

These estimates do not represent net interest income forecasts, as they are based on a hypothetical scenario of an
immediate
change
in
interest
rates,
equal
across
all
currencies
and
relative
to
implied
forward
rates
as
of
30 September 2026 applied to our banking book. These estimates further assume no change to balance sheet size
and product mix, stable foreign exchange rates, and no specific management action.
›
Refer to the “Risk management and control” section of this report for information about interest rate risk in the banking book
Key figures and personnel
Below is an overview of selected key figures of the Group.
Cost / income ratio: 3Q26 vs 3Q25
The cost / income ratio
was 72.3%, compared
with 77.0%, as
a result of
higher total revenues
and lower operating
expenses. On an underlying basis, the cost / income ratio was 68.7%, compared with 69.7%, as a result of higher total revenues, partly offset by higher operating expenses.
Personnel: 3Q26 vs 2Q26 and 3Q26 vs 3Q25
The
number
of
internal
and
external
personnel
employed
was
approximately
109,990
(based
on
full-time
equivalents
for internal
personnel
and workforce
count for
external
personnel)
as
of 30 September
2026, a
net
decrease of 2,398 compared
with 30 June 2026 and
a net decrease of
12,392 compared with 30 September
2025.
The number
of internal
personnel employed
as of
30 September 2026
was 97,593
(full-time equivalents),
a net
decrease of 1,492 compared with 30 June 2026 and a net decrease of 6,834 compared with 30 September 2025.
The number
of external
personnel was
approximately 12,397
(workforce count)
as of
30 September 2026,
a net
decrease
of
approximately
906
compared
with
30 June
2026
and
a
net
decrease
of
5,557
compared
with
30 September 2025.
Equity, CET1 capital and returns
As of or for the quarter ended As of or year-to-date
USD m, except where indicated 30.9.26 30.6.26 30.9.25 30.9.26 30.9.25
Net profit
Net profit / (loss) attributable to shareholders
2,690
2,800
2,481
8,530
6,568
Equity
Equity attributable to shareholders
88,613
89,165
89,899
88,613
89,899
less: goodwill and intangible assets
6,788
6,846
6,982
6,788
6,982
Tangible equity attributable to shareholders
81,825
82,319
82,916
81,825
82,916
less: other CET1 adjustments
8,708
9,855
8,262
8,708
8,262
CET1 capital
73,117
72,464
74,655
73,117
74,655
Returns
Return on equity (%)
12.1
12.3
11.1
12.6
10.0
Return on tangible equity (%)
13.1
13.4
12.0
13.6
10.8
Underlying return on tangible equity (%)
14.9
14.3
14.6
14.6
12.7
Return on CET1 capital (%)
14.8
15.4
13.5
15.7
12.2
Underlying return on CET1 capital (%)
16.7
16.4
16.3
16.7
14.4
Common equity tier 1 capital: 3Q26 vs 2Q26
During the third quarter of 2026, our common equity tier 1
(CET1) capital increased by USD 0.7bn to USD 73.1bn,
mainly reflecting
operating profit
before tax
of USD 3.6bn,
partly offset
by dividend
accruals of
USD 0.9bn, negative
foreign currency
translation effects
of USD 0.7bn,
a USD 0.7bn
negative effect
from compensation-
and own-share-
related capital components, and current tax expenses of USD 0.6bn. Share repurchases of USD 1.8bn made under
our 2026 share repurchase programs in the third quarter of 2026 did not affect our CET1 capital position, as there was an identical reduction in the existing capital reserve for expected future share repurchases.
Return on common equity tier 1 capital: 3Q26 vs 3Q25
The annualized return on
CET1 capital was 14.8%,
compared with 13.5%. On
an underlying basis, the
return on
CET1
capital
was
16.7%,
compared
with
16.3%.
These
increases
were
driven
by
an
increase
in
net
profit
attributable to shareholders and a decrease in average CET1 capital.
Risk-weighted assets: 3Q26 vs 2Q26
During the third quarter of 2026, RWA decreased by USD 7.8bn to USD 496.1bn, driven by a USD 4.7bn decrease from
currency
effects,
a
USD 2.8bn
decrease
resulting
from
asset
size
and
other
movements,
and
a
USD 0.2bn
decrease driven by model updates and methodology changes.

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items | Group performance

Common equity tier 1 capital ratio: 3Q26 vs 2Q26
Our CET1 capital
ratio increased to
14.7% from 14.4%,
reflecting the aforementioned
USD 7.8bn decrease in
RWA
and the aforementioned USD 0.7bn increase in CET1 capital.
Leverage ratio denominator: 3Q26 vs 2Q26
The leverage
ratio denominator
(the LRD)
decreased by
USD 58.6bn to
USD 1,591.2bn, driven
by a
USD 38.3bn
decrease from asset size and other movements and a USD 20.3bn decrease from currency effects.
Common equity tier 1 leverage ratio: 3Q26 vs 2Q26
Our CET1 leverage ratio increased to 4.6% from 4.4%, reflecting the aforementioned USD 58.6bn decrease in the
LRD and the aforementioned USD 0.7bn increase in CET1 capital.
›
Refer to the “Capital management” section of this report for more information about key figures related to capital management
Results 9M26 vs 9M25
Reported operating profit
before tax increased
by USD 3,868m, or
54%, to USD 11,021m.
Total revenues increased
by
USD 3,864m
and
included
an
increase
from
foreign
currency
effects
and
a
decrease
of
USD 1,086m
in
PPA
effects
and
other
integration
items.
Operating
expenses
increased
by
USD 56m
and
included
an
increase
from
foreign currency effects
and a USD 1,458m
decrease in integration-related
expenses and PPA
effects. Net credit
loss
expenses were USD 305m, compared with USD 365m in the first nine months of 2025.
Total combined net
interest income
and other net
income from financial
instruments measured at
fair value
through
profit or
loss increased
by USD 1,400m
to USD 17,823m.
The overall
increase was
primarily driven
by a
USD 1,308m
increase
in the
Investment Bank’s
revenues to
USD 7,106m, mainly
driven by
Global Markets.
This
increase was
mostly due
to higher
levels of
client activity
in Derivatives
& Solutions,
as well
as higher
client balances
in Prime
Brokerage within Financing.
Net
fee
and
commission
income
increased
by
USD 2,111m
to
USD 22,800m.
Fees
for
portfolio
management,
investment funds
and related
services increased
by USD 1,447m,
predominantly in
Global Wealth
Management,
mainly driven
by higher
average levels of
fee-generating assets, reflecting
positive market performance
and net
new
fee-generating asset inflows over the
course of the past 12
months, primarily from mandates. Net
brokerage fees
increased by
USD 909m, driven
by higher
volumes in
Cash Equities
in Execution
Services in
the Investment
Bank,
particularly in
the Asia
Pacific region,
and higher
levels of
client activity
in Global
Wealth Management
across all
regions.
Other income was USD 670m compared
with USD 317m in the first
nine months of 2025. The first
nine months of
2026 included
a net
gain of
USD 697m related
to settlements
of certain
legacy legal
matters in
Non-core and
Legacy
and a
USD 163m gain
related to
the Swisscard
transactions (of
which USD 128m
has been
excluded from
underlying
revenues). These
gains were
partly offset
by a
net loss
of USD 346m
from the
repurchase of
legacy Credit
Suisse
debt instruments. The first
nine months of
2025 included a USD 128m
gain from the
sale of a
stake in Credit
Suisse
Securities (China) Limited,
a USD 97m gain
from the sale
of Select Portfolio
Servicing, a USD 64m
gain related to
the Swisscard transactions and a USD 33m
gain from the sale of our
wealth management business in India, partly
offset by a USD 156m loss related to an investment in an associate.
Personnel
expenses
increased
by
USD 487m
to
USD 21,667m,
mainly
due
to
higher
accruals
for
performance
awards,
primarily
reflecting business
performance,
an
increase
in
financial
advisor
compensation,
resulting
from
higher compensable
revenues, and
foreign currency
effects. This
was partly
offset by
the effects
of a
decrease in
the workforce. In addition,
the first nine months
of 2025 included a
one-time, pre-tax loss of
USD 190m due to the
integration of the Credit Suisse Swiss 1e plan into the Credit
Suisse Swiss pension plan as of 1 January 2027, with
an offsetting gain in other comprehensive income.
General
and
administrative
expenses
decreased
by
USD 114m
to
USD 5,953m,
driven
by
decreases
across most
components of general
and administrative expenses,
which included a
USD 784m decrease in
integration-related
expenses.
In
addition,
the
first
nine
months
of
2025
included
a
USD 180m
expense
related
to
the
Swisscard
transactions. The decreases were largely offset by the first nine months of 2026 including USD 352m net expenses for litigation, regulatory and
similar matters, compared with
net releases of USD 966m
in the first nine months
of
2025.

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items | Group performance

Depreciation,
amortization
and
impairment
of
non-financial
assets
decreased
by
USD 316m
to
USD 2,347m,
primarily driven by
a USD 174m decrease
in the amortization
of internally
generated capitalized
software, mainly
reflecting a lower cost base of software assets,
and an USD 85m decrease in depreciation expenses
for leased real
estate,
resulting
from
lower
levels
of
accelerated
depreciation.
In
addition,
there
was
a
USD 40m
decrease
in
impairments, largely related to internally generated capitalized software.
Outlook
As
we
enter
the
fourth
quarter,
investor
sentiment
remains
measured
amid
elevated
macroeconomic
volatility,
ongoing geopolitical tensions and political uncertainty, with consequential elections, including in the US.
For the fourth quarter, we expect a more typical sequential seasonal moderation in transaction volumes across our businesses. In
Global Markets,
the strong
prior-year performance,
which included
a gain
on disposal,
may weigh
on
the
year-on-year
comparison.
In
Global
Banking,
we
expect
revenues
to
increase
sequentially,
based
on
the
current pipeline
and assuming
constructive markets.
Net interest
income is
expected to
increase by
a low-single-
digit percentage sequentially in Global Wealth Management and increase slightly in Personal & Corporate Banking in Swiss franc terms.
We expect to
end 2026 with
a CET1 capital ratio
at or very close
to our target
of around 14%, including
a potential
accrual for the initial portion of intended 2027 share buybacks.
UBS remains strategically committed
to its diversified business
model and its global
and regional footprint. As
the
political
process
on
future
regulatory
requirements
in
Switzerland
progresses,
we
will
continue
to
engage
constructively in the
hope that Parliament
will reach a
solution that supports
the country’s financial
stability without
imposing
undue
costs
on
UBS’s
shareholders,
clients
and
employees
and
without
impacting
its
long-term
competitive position.

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items | Global Wealth Management

Global Wealth Management
Global Wealth Management
As of or for the quarter ended % change from As of or year-to-date
USD m, except where indicated 30.9.26 30.6.26 30.9.25 2Q26 3Q25 30.9.26 30.9.25
Results
Net interest income
1,857
1,863
1,773
0
5
5,571 5,186
Recurring net fee income
3,801
3,711
3,475
2
9
11,129 10,105
Transaction-based income
1,2
1,325
1,513
1,296
(12)
2
4,504 3,960
Other revenues
1,3
18
25
(1)
(30)
15 14
Total revenues
7,002
7,112
6,543
(2)
7
21,220 19,265
Credit loss expense / (release)
10
(2)
7
48
17 16
Operating expenses
5,072
5,231
5,182
(3)
(2)
15,609 15,332
Business division operating profit / (loss) before tax
1,919
1,883
1,354
2
42
5,594 3,917
Underlying results
Total revenues as reported
7,002
7,112
6,543
(2)
7
21,220 19,265
of which: PPA effects and other integration items
4
104
114
171
(9)
(39)
344 489
of which: PPA effects recognized in net interest income
102
113
142
(10)
(28)
338 449
of which: PPA effects and other integration items recognized in transaction-based income
2
1
29
103
(92)
5 40
of which: gain / (loss) related to an investment in an associate
(38)
(42)
Total revenues (underlying)
1
6,898
6,997
6,410
(1)
8
20,876 18,818
Credit loss expense / (release)
10
(2)
7
48
17 16
Operating expenses as reported
5,072
5,231
5,182
(3)
(2)
15,609 15,332
of which: integration-related expenses and PPA effects
1,5
157
228
553
(31)
(72)
693 1,291
Operating expenses (underlying)
1
4,915
5,002
4,629
(2)
6
14,916 14,041
of which: net expenses / (releases) for litigation, regulatory and similar matters
2
(24)
(198)
(3) (170)
Business division operating profit / (loss) before tax as reported
1,919
1,883
1,354
2
42
5,594 3,917
Business division operating profit / (loss) before tax (underlying)
1
1,972
1,997
1,774
(1)
11
5,943 4,762
Performance measures and other information
Pre-tax profit growth (year-on-year,
%)
1
41.7
56.4
24.8
42.8 28.1
Cost / income ratio (%)
1
72.4
73.6
79.2
73.6 79.6
Average attributed equity (USD bn)
6
34.3
34.5
34.5
(1)
(1)
34.5 34.1
Return on attributed equity (%)
1,6
22.4
21.8
15.7
21.6 15.3
Financial advisor compensation
7
1,598
1,525
1,419
5
13
4,627 4,162
Net new fee-generating assets (USD bn)
1
12.9
12.9
8.8
63.7 43.5
Fee-generating assets (USD bn)
1
2,253
2,255
2,066
0
9
2,253 2,066
Net new assets (USD bn)
1
55.1
35.5
37.5
128.0 92.3
Net new assets growth rate (%)
1
4.5
3.0
3.3
3.6 2.9
Invested assets (USD bn)
1
4,977
4,942
4,714
1
6
4,977 4,714
Net new loan volumes (USD bn)
1,8
5.8
7.3
3.5
17.7 9.1
Loan volumes (USD bn)
1,9
336.1
335.3
322.0
0
4
336.1 322.0
Net new deposit volumes (USD bn)
1,10
1.8
1.8
(9.5)
2.0 (9.8)
Customer deposit volumes (USD bn)
1,11
476.4
477.0
478.2
0
0
476.4 478.2
Credit-impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,12
0.5
0.6
0.5
0.5 0.5
Advisors (full-time equivalents)
13
9,140
9,173
9,499
0
(4)
9,140 9,499

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items | Global Wealth Management

Global Wealth Management (continued)
As of or for the quarter ended % change from As of or year-to-date
USD m, except where indicated 30.9.26 30.6.26 30.9.25 2Q26 3Q25 30.9.26 30.9.25
Underlying performance measures
Pre-tax profit growth (year-on-year,
%)
1
11.2
38.4
38.5
24.8 28.2
Cost / income ratio (%)
1
71.3
71.5
72.2
71.4 74.6
Return on attributed equity (%)
1,6
23.0
23.2
20.6
23.0 18.6
1 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and Exchange Commission (SEC) regulations is designated as such in the table of APMs in the appendix to this
report. For more information about underlying results, refer to the “Group performance”
section of this report.
2 Consists of USD
917m of net fee and commission income (second
quarter of 2026: USD 999m; third quarter of 2025:
USD 876m; nine-month period ended 30 September 2026: USD 3,035m;
nine-month period ended 30 September 2025: USD 2,589m), USD 409m of other net income from financial instruments measured at fair value through profit or loss (second quarter of 2026: USD 517m; third quarter of 2025:
USD 419m; nine-month
period ended
30 September 2026:
USD 1,470m; nine-month
period ended
30 September 2025:
USD 1,368m), and
USD 0m of
other income
(second quarter
of 2026:
negative
USD 3m; third quarter of 2025: USD 1m; nine-month period ended 30 September 2026: negative USD 1m; nine-month period ended 30 September 2025: USD 4m) for the purposes of the Group financial information or the Group
financial statements,
as applicable.
Income related to
certain financial instruments
not directly linked
to client activity
and measured at
fair value that
was previously
presented as transaction
-based
income has been presented as other revenues from the
fourth quarter of 2025 onward. This
change has been applied prospectively.
3 Consists of USD 4m of other net income from financial
instruments measured
at fair value through profit or loss (second
quarter of 2026: USD 19m; third quarter of 2025:
USD 0m; nine-month period ended 30 September 2026: negative USD 11m; nine-month period ended 30 September 2025:
USD 0m) and USD 14m of other income (second quarter of 2026: USD 6m; third quarter of 2025: negative USD 1m; nine-month period ended 30 September 2026: USD 26m; nine-month period ended 30 September
2025: USD 14m) for the purposes of the Group financial information or the Group financial statements, as applicable.
Income related to certain financial instruments not directly linked to client activity and measured at fair value
that was
previously presented as
transaction-based income
has been presented
as other revenues
from the fourth
quarter of 2025
onward. This
change has been
applied prospectively.
The line
was
renamed “Other revenues” (previously “Other income”) in the fourth quarter of 2025.
4 Includes accretion of PPA adjustments on financial instruments and other PPA effects, as well as temporary and incremental
items directly related to
the integration.
5 Includes temporary,
incremental operating expenses
directly related to
the integration, as
well as amortization
of intangible assets
resulting from the
acquisition of the
Credit Suisse Group.
6 Refer to “Equity attribution” in this report for
more information about the equity attribution framework.
7 Relates to licensed professionals with the ability to
provide investment advice to
clients in the Americas. Mainly consists of cash compensation, determined using a formulaic approach based on production, and deferred awards. It also includes expenses related to compensation commitments with financial advisors entered
into at the
time of recruitment
that are subject
to vesting requirements.
Recruitment loans to
financial advisors were
USD 1,444m as of
30 September 2026.
8 Consists of USD 5.5bn
classified as
Loans and
advances
to customers
(second quarter
of 2026:
USD 7.0bn; third
quarter of
2025: USD 3.5bn;
nine-month period
ended 30
September 2026:
USD 16.7bn; nine-month
period ended
30 September 2025: USD 9.0bn) and USD 0.3bn classified as Brokerage receivables (second quarter of 2026: USD 0.3bn; third quarter of 2025: USD 0.0bn; nine-month period ended 30 September 2026: USD 1.0bn;
nine-month period ended 30 September 2025: USD 0.1bn) for the purposes of the Group financial information or the Group financial statements, as applicable.
9 Presented gross of expected credit losses. Consists
of USD 330.3bn
classified as
Loans and
advances to
customers (30 June
2026: USD 329.8bn;
30 September 2025:
USD 317.3bn) and
USD 5.8bn classified
as Brokerage
receivables (30 June
2026: USD 5.5bn;
30 September 2025: USD 4.7bn) for the
purposes of the Group financial information
or the Group financial statements,
as applicable.
10 Consists of USD 3.0bn classified as
Customer deposits (second quarter of
2026: USD 2.2bn; third quarter
of 2025: negative USD 10.1bn;
nine-month period ended 30 September
2026: USD 2.3bn; nine-month period
ended 30 September 2025: negative
USD 10.0bn) and negative USD 1.2bn
classified as
Brokerage
payables (second
quarter of
2026: negative
USD 0.4bn; third
quarter of
2025: USD 0.6bn;
nine-month period
ended 30 September
2026: negative
USD 0.4bn; nine-month
period ended
30 September 2025: USD 0.2bn) for the
purposes of the Group financial
information or the Group financial
statements, as applicable.
11 Consists of USD 471.5bn classified
as Customer deposits (30 June 2026:
USD 470.9bn; 30 September 2025: USD 472.0bn) and USD 4.9bn classified as Brokerage payables (30
June 2026: USD 6.1bn; 30 September 2025: USD 6.2bn) for the purposes of the Group financial information or the Group financial
statements, as
applicable.
12 Refer to the
“Risk management and
control” section of
this report for
more information about
credit-impaired exposures.
Excludes loans to
financial advisors.
13
The decrease in advisor headcount included the impact from the reclassification of certain roles in the second quarter of 2026 to align role classifications globally. Comparative figures have not been restated.
Results: 3Q26 vs 3Q25
Profit
before
tax
increased
by
USD 565m,
or
42%,
to
USD 1,919m,
due
to
higher
total
revenues
and
lower
operating
expenses.
Underlying
profit
before
tax
was
USD 1,972m,
an
increase
of
11%,
after
excluding
from
operating
expenses
USD 157m
of
integration-related
expenses
and
purchase
price
allocation
(PPA)
effects
and
excluding from total revenues USD 104m of PPA effects and other integration items.
Total revenues
Total revenues
increased by
USD 459m, or
7%, to
USD 7,002m, driven
by all
revenue lines,
and included
a USD 67m
decrease in
PPA effects
and other
integration items.
Excluding USD 104m
of PPA
effects and
other integration
items,
underlying total revenues were USD 6,898m, an increase of 8%.
Net interest income increased by USD 84m, or 5%, to USD 1,857m and included a USD 40m decrease in accretion of PPA adjustments on financial instruments and
other PPA effects. Excluding PPA effects of USD 102m,
underlying
net interest income was USD 1,755m, an increase of 8%, primarily driven by higher deposit margins, including the
effects from deposit pricing measures, and higher loan revenues, mainly driven by an increase in loan volumes.
Recurring net fee income increased
by USD 326m, or 9%, to
USD 3,801m, mainly driven by higher average
levels
of fee-generating assets, reflecting
positive market performance and
net new fee-generating asset
inflows over the
course of the past 12 months, primarily from mandates.
Transaction-based income increased
by USD 29m, or 2%,
to USD 1,325m, mainly
driven by higher levels
of client
activity
in
the
Americas
region
and
reflecting
continued
demand
for
structured
products
and
wealth
planning.
Excluding PPA effects of USD 2m, underlying transaction-based income was USD 1,323m, an increase of 4%.
Other revenues
were USD 18m and
mainly reflected our
share of net
profits of an
associate and a
fair value gain
from an equity investment, partly
offset by a USD 10m fair
value loss resulting from a strategic
partnership. Other
revenues in the
third quarter of
2025 were
negative USD 1m and
included both a
loss of USD
38m related to
an
investment in an associate and a USD 33m gain from the sale of our wealth management business in India.

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items | Global Wealth Management

Credit loss expense / release
Net credit loss expenses were USD 10m, compared with net credit loss expenses of USD 7m in the third quarter of
2025.
Operating expenses
Operating
expenses
decreased
by
USD 110m,
or
2%,
to
USD 5,072m
and
included
a
USD 396m
decrease
in
integration-related
expenses.
Excluding
USD 157m
of
integration-related
expenses
and
PPA
effects,
underlying
operating expenses
were USD 4,915m,
an increase
of 6%,
which was
primarily due
to the
third quarter
of 2025
including
releases
of
USD 284m
related
to
the
resolution
of
a
legacy
matter
concerning
cross-border
business
activities in France. The remaining increase was driven by higher variable compensation, which primarily related to
an increase in financial advisor compensation, resulting from higher compensable revenues.
Invested assets: 3Q26 vs 2Q26
Invested assets
increased by
USD 35bn to
USD 4,977bn, mainly
driven by
net new
asset inflows
of USD 55.1bn,
partly offset by negative foreign currency effects of USD 12.9bn and negative market performance of USD 5.5bn.
Invested assets: 3Q26 vs 3Q25
Invested
assets
increased
by
USD 263bn
to
USD 4,977bn,
mainly
driven
by
positive
market
performance
of
USD 199.5bn
and
net
new
asset
inflows
of
USD 136.5bn,
partly
offset
by
negative
foreign
currency
effects
of
USD 39.2bn and negative effects of USD 33.7bn resulting from UBS’s strategic decisions to exit certain markets or cease offering certain services.
Loan volumes: 3Q26 vs 2Q26
Loan
volumes
increased
by
USD 0.8bn
to
USD 336.1bn,
mainly
driven
by
positive
net
new
loan
volumes
of
USD 5.8bn, partly offset by negative foreign currency effects.
›
Refer to the “Risk management and control” section of this report for more information
Customer deposit volumes: 3Q26 vs 2Q26
Customer deposit
volumes decreased
by USD 0.6bn
to USD 476.4bn,
mainly driven
by negative
foreign currency
effects, partly offset by net new deposit volume inflows of USD 1.8bn.
Results: 9M26 vs 9M25
Profit before
tax increased
by USD 1,677m,
or 43%,
to USD 5,594m,
mainly due
to higher
total revenues,
partly
offset
by
higher
operating
expenses.
Underlying
profit
before
tax
was
USD 5,943m,
an
increase
of
25%,
after
excluding from operating expenses USD 693m of integration-related expenses and PPA effects and excluding from total revenues USD 344m of PPA effects and other integration items.
Total revenues
increased by
USD 1,955m, or
10%, to
USD 21,220m, driven
by all
revenue lines,
and included
a
USD 145m
decrease
in
PPA
effects
and
other
integration
items.
Excluding
USD 344m
of
PPA
effects
and
other
integration items, underlying total revenues were USD 20,876m, an increase of 11%.
Net
interest
income
increased
by
USD 385m,
or
7%,
to
USD 5,571m
and
included
a
USD 111m
decrease
in
accretion of PPA adjustments
on financial instruments and
other PPA effects. Excluding
PPA effects of USD 338m,
underlying net
interest income
was USD 5,234m,
an increase
of 10%,
largely driven
by higher
deposit margins,
which included the
effects from deposit
pricing measures, and
by higher loan
volumes and positive
foreign currency
effects.
Recurring net fee income increased by USD 1,024m, or 10%, to USD 11,129m. The increase was mainly driven by higher average levels of fee-generating assets, reflecting positive market performance and net new fee-generating asset inflows over the course of the past 12 months, primarily from mandates.
Transaction-based income increased
by USD 544m, or
14%, to USD 4,504m,
mainly driven by
higher levels of
client
activity
across
all
regions,
and
reflecting
continued
demand
for
structured
products,
cash
equities
and
wealth
planning. Excluding PPA effects of USD 5m, underlying transaction-based income was USD 4,499m, an increase of
15%.
Other revenues were
USD 15m and mainly
reflected our share
of net profit
of an associate
and fair value
gains from
equity investments, partly offset
by a USD 33m fair
value loss resulting from
a strategic partnership. Other
revenues
in the first nine months of 2025 were USD 14m
and included both a net loss of USD 42m related to
an investment
in an associate and a USD 33m gain from the sale of our wealth management business in India.

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items | Global Wealth Management

Net credit
loss expenses
were USD 17m,
compared with
net credit
loss expenses
of USD 16m
in the
first nine
months
of 2025.
Operating
expenses
increased
by
USD 277m,
or
2%,
to
USD 15,609m
and
included
a
USD 598m
decrease
in
integration-related
expenses.
Excluding
USD 693m
of
integration-related
expenses
and
PPA
effects,
underlying
operating
expenses
were
USD 14,916m,
an
increase
of
6%,
which
was
largely
driven
by
higher
variable
compensation,
which
primarily
related
to
an
increase
in
financial
advisor
compensation,
resulting
from
higher
compensable revenues. The increase
was also due to
the first nine months
of 2025 including USD 284m
of releases
related to the resolution of a legacy matter concerning cross-border business activities in France.
Regional breakdown of performance measures
As of or for the quarter ended 30.9.26
USD m, except where indicated Americas
1
Asia Pacific EMEA Switzerland Divisional items
2
Global Wealth
Management
Net interest income
575
359
425
409
89
1,857
Recurring net fee income
2,321
335
623
509
13
3,801
Transaction-based income
3,4
460
421
250
210
(15)
1,325
Other revenues
3,4
23
(8)
(2)
(2)
6
18
Total revenues
3,380
1,107
1,295
1,126
93
7,002
Credit loss expense / (release)
1
3
9
(2)
0
10
Operating expenses
2,849
602
812
648
161
5,072
Operating profit / (loss) before tax
530
503
474
480
(68)
1,919
of which: PPA effects, integration-related items and other items
5
(53)
(53)
Cost / income ratio (%)
3
84.3
54.4
62.7
57.6
72.4
Net new fee-generating assets (USD bn)
3
7.5
4.7
(0.9)
1.6
(0.1)
12.9
Fee-generating assets (USD bn)
3
1,248
228
491
285
1
2,253
Net new assets (USD bn)
3
16.7
17.9
8.7
12.1
(0.1)
55.1
Net new assets growth rate (%)
3
2.7
9.0
4.3
5.2
4.5
Invested assets (USD bn)
3
2,424
820
807
922
5
4,977
Net new loan volumes (USD bn)
3
4.2
0.0
0.9
0.7
(0.1)
5.8
Loan volumes (USD bn)
3
113.2
6
49.6
63.2
108.4
1.7
336.1
Net new deposit volumes (USD bn)
3
1.0
3.5
(0.7)
(1.9)
(0.1)
1.8
Customer deposit volumes (USD bn)
3
125.2
6
118.5
108.2
120.7
3.8
476.4
Advisors (full-time equivalents)
7
5,601
959
1,396
1,090
95
9,140
As of or for the quarter ended 30.9.25
USD m, except where indicated Americas
1
Asia Pacific EMEA Switzerland Divisional items
2
Global Wealth
Management
Net interest income
527
349
378
371
148
1,773
Recurring net fee income
2,147
280
572
465
10
3,475
Transaction-based income
3,4
416
411
255
206
7
1,296
Other revenues
3,4
7
(6)
(2)
2
(2)
(1)
Total revenues
3,097
1,035
1,203
1,045
163
6,543
Credit loss expense / (release)
13
(2)
8
(13)
1
7
Operating expenses
2,669
614
700
634
565
5,182
Operating profit / (loss) before tax
416
422
496
423
(403)
1,354
of which: PPA effects, integration-related items and other items
5
(420)
(420)
Cost / income ratio (%)
3
86.2
59.4
58.2
60.7
79.2
Net new fee-generating assets (USD bn)
3
(1.7)
3.7
5.7
1.2
(0.1)
8.8
Fee-generating assets (USD bn)
3
1,175
199
434
257
1
2,066
Net new assets (USD bn)
3
(8.6)
37.9
5.6
3.2
(0.5)
37.5
Net new assets growth rate (%)
3
(1.6)
20.3
3.1
1.5
3.3
Invested assets (USD bn)
3
2,284
816
752
859
4
4,714
Net new loan volumes (USD bn)
3
0.8
0.2
0.8
1.8
0.0
3.5
Loan volumes (USD bn)
3
101.3
6
45.0
63.9
110.4
1.4
322.0
Net new deposit volumes (USD bn)
3
1.8
(2.1)
(4.7)
(4.7)
0.3
(9.5)
Customer deposit volumes (USD bn)
3
115.8
6
120.4
112.5
124.9
4.5
478.2
Advisors (full-time equivalents)
5,779
919
1,500
1,218
84
9,499
1 Includes
the Wealth
Management US
(which covers
the USA
and Canada)
and Wealth
Management LatAm
(which covers
Latin America)
business units.
2 Includes impacts
from accretion
of purchase
price
allocation (PPA) adjustments on financial
instruments and other PPA effects,
integration-related expenses, and certain gains
and losses from investments in associates and
minor functions, which are not included
in
the four regions individually presented
in this table.
3 Refer to “Alternative
performance measures” in the appendix
to this report for the definition
and calculation method. Each alternative
performance measure
(APM) that qualifies as a non-GAAP measure
as defined by US Securities and Exchange
Commission (SEC) regulations is designated as such
in the table of APMs in the appendix
to this report. For more information
about underlying results, refer to the “Group
performance” section of this report.
4 From the fourth quarter of 2025 onward,
income related to certain financial instruments not directly linked to client activity and
measured at fair value
that was previously presented
as transaction-based income has
been presented as other
revenues. This
change has been applied
prospectively. The
line has been renamed
“Other revenues”
(previously “Other income”).
5 Items of profit or
loss that management believes
are not representative of
the underlying performance,
namely impacts from accretion
of purchase price allocation
adjustments on
financial instruments
and other
PPA effects,
integration-related expenses,
amortization of
intangibles resulting
from the
acquisition of
the Credit
Suisse Group,
and certain
gains and
losses from
investments in
associates.
6 Loan volumes and
Customer deposit volumes
in this table
include customer brokerage
receivables and payables,
respectively, which
are presented in
separate reporting lines
on the balance
sheet.
7 The decrease in advisor
headcount included the impact from the
reclassification of certain roles in
the second quarter of 2026
to align role classifications globally.
The reclassification impact primarily
affected the
Switzerland and EMEA regions. Comparative figures have not been restated.

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items | Global Wealth Management

Regional comments 3Q26 vs 3Q25, except where indicated
Americas
Profit
before
tax
increased
by
USD 114m
to
USD 530m.
Total
revenues
increased
by
USD 283m,
or
9%,
to
USD 3,380m, mainly driven by
increases of USD 174m in
recurring net fee income,
USD 48m in net interest
income
and USD 44m in transaction-based income.
Operating expenses increased by USD 180m,
or 7%, to USD 2,849m.
The cost / income
ratio decreased
to 84.3%
from 86.2%.
Loan volumes
increased by
4% compared
with the
second
quarter of 2026, to
USD 113.2bn, mainly driven by
positive net new
loan volumes of USD 4.2bn.
Customer deposit
volumes
increased
by
1%
compared
with
the
second
quarter
of
2026,
to
USD 125.2bn,
with
net
new
deposit
volume inflows of USD 1.0bn. Net new asset inflows were USD 16.7bn.
Asia Pacific
Profit
before
tax
increased
by
USD 81m
to
USD 503m.
Total
revenues
increased
by
USD 72m,
or
7%,
to
USD 1,107m, mainly driven by an increase of USD 55m
in recurring net fee income. Operating expenses
decreased
by USD 12m, or 2%, to USD 602m. The cost / income ratio decreased to 54.4% from 59.4%.
Loan volumes were
broadly stable compared with the
second quarter of 2026, at
USD 49.6bn. Customer deposit volumes increased
by
3%
compared
with
the
second
quarter
of
2026,
to
USD 118.5bn,
with
net
new
deposit
volume
inflows
of
USD 3.5bn. Net new asset inflows were USD 17.9bn.
EMEA
Profit before tax decreased
by USD 22m to USD 474m, mainly
due to the third quarter
of 2025 including releases
of USD 213m related
to the resolution
of a legacy
matter concerning cross-border
business activities in
France. Total
revenues increased by
USD 92m, or 8%,
to USD 1,295m, mainly
driven by increases
of USD 51m in
recurring net
fee
income
and
USD 47m
in
net
interest
income.
Operating
expenses
increased
by
USD 112m,
or
16%,
to
USD 812m, mainly due to the third quarter of
2025 including the aforementioned releases. The cost / income ratio increased to 62.7%
from 58.2%. Loan
volumes increased by
1% compared with
the second quarter
of 2026, to
USD 63.2bn, mainly driven by positive net
new loan volumes of USD 0.9bn. Customer
deposit volumes decreased
by 1%
compared with
the second
quarter of
2026, to
USD 108.2bn, mainly
driven by
net new
deposit volume
outflows of USD 0.7bn and negative foreign currency effects. Net new asset inflows were USD 8.7bn.
Switzerland
Profit
before
tax
increased
by
USD 57m
to
USD 480m.
Total
revenues
increased
by
USD 81m,
or
8%,
to
USD 1,126m,
mainly
driven
by
increases
of
USD 44m
in
recurring
net
fee
income
and
USD 38m
in
net
interest
income. Operating expenses increased by USD 14m,
or 2%, to USD 648m, mainly
due to the third quarter
of 2025
including
releases
of
USD 71m
related
to
the
resolution
of
a
legacy
matter
concerning
cross-border
business
activities
in
France.
The
cost / income
ratio
decreased
to
57.6%
from
60.7%.
Loan
volumes
decreased
by
3%
compared with
the second
quarter of
2026, to
USD 108.4bn, mainly
driven by
negative foreign
currency effects,
partly offset
by positive
net new
loan volumes
of USD 0.7bn.
Customer deposit
volumes decreased
by 3%
compared
with the second quarter of 2026, to USD 120.7bn, mainly driven by negative foreign currency effects and net new deposit volume outflows of USD 1.9bn. Net new asset inflows were USD 12.1bn.
Divisional items
Operating loss before
tax was USD 68m
and included USD 157m
of integration-related expenses
and PPA effects
and
a
USD 10m
fair
value
loss
resulting
from
a
strategic
partnership,
partly
offset
by
USD 104m
related
to
PPA
effects and other integration items.

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items | Personal & Corporate Banking

Personal & Corporate Banking
Personal & Corporate Banking – in Swiss francs
As of or for the quarter ended % change from As of or year-to-date
CHF m, except where indicated 30.9.26 30.6.26 30.9.25 2Q26 3Q25 30.9.26 30.9.25
Results
Net interest income
1,071
1,061
1,120
1
(4)
3,185
3,346
Recurring net fee income
1,2
381
358
351
6
8
1,087
1,066
Transaction-based income
1,3
439
448
463
(2)
(5)
1,376
1,374
Other revenues
1,4
38
29
(70)
32
206
(32)
Total revenues
1,929
1,896
1,864
2
3
5,854
5,753
Credit loss expense / (release)
27
61
58
(56)
(53)
143
197
Operating expenses
988
1,159
1,300
(15)
(24)
3,311
3,938
Business division operating profit / (loss) before tax
915
676
507
35
80
2,400
1,618
Underlying results
Total revenues as reported
1,929
1,896
1,864
2
3
5,854
5,753
of which: PPA effects and other integration items
5
142
154
222
(8)
(36)
471 660
of which: PPA effects recognized in net interest income
130
143
201
(9)
(36)
425 598
of which: PPA effects and other integration items recognized in transaction-based income
12
11
20
8
(39)
45 62
of which: loss related to an investment in an associate
(81)
(90)
of which: items related to the Swisscard transactions 99
6
58
7
Total revenues (underlying)
1
1,787
1,741
1,724
3
4
5,284
5,125
Credit loss expense / (release)
27
61
58
(56)
(53)
143
197
Operating expenses as reported
988
1,159
1,300
(15)
(24)
3,311
3,938
of which: integration-related expenses and PPA effects
1,8
41
155
302
(74)
(87)
369 668
of which: items related to the Swisscard transactions
164
9
Operating expenses (underlying)
1
947
1,004
998
(6)
(5)
2,942
3,106
of which: net expenses / (releases) for litigation, regulatory and similar matters
0
(2)
(29)
0 (29)
Business division operating profit / (loss) before tax as reported
915
676
507
35
80
2,400
1,618
Business division operating profit / (loss) before tax (underlying)
1
813
676
668
20
22
2,200
1,822
Performance measures and other information
Pre-tax profit growth (year-on-year,
%)
1
80.4
19.4
(30.3)
48.3
(29.3)
Cost / income ratio (%)
1
51.2
61.1
69.7
56.6
68.4
Average attributed equity (CHF bn)
10
17.7
17.6
17.7
0
0
17.6
17.8
Return on attributed equity (%)
1,10
20.7
15.3
11.5
18.2
12.1
Net interest margin (bps)
1
169
170
181
170
180
Net new loans (CHF bn)
1
3.3
2.2
(0.7)
7.8
0.2
Loans, gross (CHF bn)
256.1
251.4
247.4
2
4
256.1
247.4
Net new deposits (CHF bn)
1
1.8
1.4
(2.7)
6.7
(4.5)
Customer deposits (CHF bn)
255.4
252.6
246.7
1
4
255.4
246.7
Credit-impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,11
1.3
1.3
1.2
1.3
1.2
Underlying performance measures
Pre-tax profit growth (year-on-year,
%)
1
21.7
21.4
1.5
20.7
(12.3)
Cost / income ratio (%)
1
53.0
57.7
57.9
55.7
60.6
Return on attributed equity (%)
1,10
18.4
15.3
15.1
16.7
13.6
1 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and Exchange Commission (SEC) regulations is designated as such in the table of APMs in
the appendix to this report. For more information about underlying results, refer to the
“Group performance”
section of this report.
2 Consists of net fee and
commission income and other income
for the purposes of
the Group financial information or
the Group financial statements, as applicable. For reconciliation information
in US dollar amounts, refer
to the corresponding footnote to the
table below. Income related
to certain card-related fees that was
previously presented as transaction-based income
has been presented as recurring
net fee income from the third quarter of 2026 onward. This change has been applied prospectively.
3 Consists of net fee and commission income, other net income from financial instruments measured at fair value through profit
or loss,
and other
income for
the purposes
of the
Group financial
information or
the Group
financial statements,
as applicable.
For reconciliation
information in
US dollar
amounts, refer
to the
corresponding footnote to the table
below. Income related
to certain financial instruments not
directly linked to client
activity and measured at fair
value that was previously
presented as transaction-based income
has been presented as other revenues from the fourth quarter of 2025 onward. Income related to certain card-related fees that was previously presented as transaction-based income has been presented as recurring net fee income from the third quarter
of 2026 onward. These
changes have been applied prospectively.
4 Consists of other net income from financial
instruments measured at fair value through
profit or loss and
other income for the purposes of the Group financial information or the Group financial statements, as applicable. For reconciliation information in US dollar amounts, refer to the corresponding footnote to the table below. Income related to certain financial instruments not directly linked to client activity and measured at fair value that was previously presented as transaction-based income has been presented as other revenues
from the fourth quarter of 2025 onward. This change has been applied prospectively. The line was renamed “Other revenues” (previously “Other income”) in the fourth quarter of 2025.
5 Includes accretion of PPA
adjustments on financial instruments and
other PPA effects,
as well as temporary and
incremental items directly related to the
integration.
6 Represents the gain on sale of
UBS’s 50% interest in
Swisscard AECS
GmbH (Swisscard) that has been
excluded from underlying revenues. Refer to
the “Recent developments” section of
the UBS Group first quarter
2026 report, available under “Quarterly reporting”
at ubs.com/investors,
for more information
about the
Swisscard transactions.
7 Represents the
gain related to
UBS’s share
of the income
recorded by Swisscard
for the sale
of the Credit
Suisse card
portfolios to UBS.
8 Includes
temporary, incremental operating expenses directly related to the integration, as well as amortization of intangible assets resulting from the acquisition of the Credit Suisse Group.
9 Represents the expense related
to the payment to Swisscard
for the sale of the
Credit Suisse card portfolios
to UBS.
10 Refer to “Equity attribution”
in this report for more
information about the equity
attribution framework.
11 Refer to the
“Risk management and control” section of this report for more information about credit-impaired exposures.

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items | Personal & Corporate Banking

Results : 3Q26 vs 3Q25
Profit before tax
increased by CHF 408m,
or 80%, to
CHF 915m, reflecting lower
operating expenses and
higher
total revenues, as
well as lower
net credit loss
expenses. Underlying profit
before tax was
CHF 813m, an increase
of
22%,
after
excluding
from
total
revenues
CHF 142m
of
purchase
price
allocation
(PPA)
effects
and
other
integration items and
excluding from operating
expenses CHF 41m of
integration-related expenses and
PPA effects.
Total revenues
Total revenues increased
by CHF 65m to CHF 1,929m,
reflecting positive other revenues,
compared with negative
other revenues
in the
prior-year quarter,
and higher
recurring net
fee income,
partly offset
by lower
net interest
income and transaction-based income. Excluding CHF 142m
of PPA effects and other integration
items, underlying
total revenues were CHF 1,787m, an increase of 4%.
Net interest
income decreased
by CHF 49m,
or 4%,
to CHF 1,071m,
due to
a CHF 71m
decrease in
accretion of
PPA adjustments
on financial
instruments and
other PPA
effects. Excluding
PPA effects
of CHF 130m,
underlying
net interest income was CHF 942m, an increase of 2%, mainly reflecting higher loan revenues and deposit pricing measures, partly offset by the impact of lower central bank interest rates on deposit revenues.
Recurring
net
fee
income
increased
by
CHF 30m,
or
8%,
to
CHF 381m,
driven
by
an
increase
in
custody
and
mandate fees,
mainly reflecting
positive market
performance and
net new
inflows, as
well as
the effect
from a
reclassification
of certain
card-related
fees from
transaction-based income
to recurring
net
fee
income from
the
third quarter of 2026 onward.
Transaction-based income decreased by CHF 24m, or 5%, to
CHF 439m and included an CHF 8m decrease in PPA
effects
and
other
integration
items.
Excluding
CHF 12m
of
PPA
effects
and
other
integration
items,
underlying
transaction-based income was CHF 427m,
a decrease of 4%,
reflecting the aforementioned reclassification,
as well
as
a
reclassification
of
income
related
to
certain
financial
instruments
from
transaction-based
income
to
other
revenues from the fourth quarter of 2025 onward.
Other revenues were CHF 38m and included our share of net profits of an associate, as well as the effect from the aforementioned reclassification.
This compares
with other
revenues of
negative CHF 70m
in the
third quarter
of
2025, which
included a
net loss
of CHF 81m
related to
an investment
in an
associate, which
was excluded
from
the underlying result.
Credit loss expense / release
Net credit
loss expenses
were CHF 27m,
mainly reflecting
net expenses
of CHF 55m
on credit-impaired
positions
from a small number of
corporate counterparties, partly offset
by net releases on performing
positions. Net credit
loss expenses were CHF 58m in the third quarter of 2025.
Operating expenses
Operating
expenses
decreased
by
CHF 312m,
or
24%,
to
CHF 988m
and
included
a
CHF 261m
decrease
in
integration-related
expenses.
Excluding
CHF 41m
of
integration-related
expenses
and
PPA
effects,
underlying
operating
expenses
were
CHF 947m,
a
decrease
of
5%,
reflecting
cost
savings,
including
those
related
to
integration synergies.
Results: 9M26 vs 9M25
Profit before tax increased by CHF 782m, or 48%, to
CHF 2,400m, reflecting lower operating expenses and higher
total revenues, as well as lower net credit
loss expenses. Underlying profit before tax was CHF 2,200m,
an increase
of 21%. This underlying profit excludes from total revenues CHF 471m of PPA effects and other integration items, and a gain of CHF 99m related
to the Swisscard transactions; it also excludes
from operating expenses CHF 369m
of integration-related expenses and PPA effects.
Total revenues increased by CHF 101m, or 2%, to
CHF 5,854m, reflecting positive other revenues, compared with negative other
revenues in
the prior-year
period, partly
offset by
lower net
interest income.
Total revenues
in the
first
nine
months
of
2026
included
CHF 471m
of
PPA
effects
and
other
integration
items,
as
well
as
a
gain
of
CHF 126m related
to the
Swisscard transactions.
Of this
gain, CHF 99m
has been
excluded from
the underlying
results
and
CHF 27m
has
been
recognized
as
part
of
the
underlying
results.
Excluding
PPA
effects
and
other
integration items
and the aforementioned
CHF 99m, underlying total
revenues were CHF
5,284m, an increase
of
CHF 159m, or 3%.

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items | Personal & Corporate Banking

Net interest income decreased by CHF 161m, or 5%, to CHF 3,185m, reflecting a CHF 173m decrease in accretion of PPA adjustments on financial instruments and other PPA effects.
Excluding PPA effects of CHF 425m, underlying
net interest income
was broadly stable
at CHF 2,759m, as
the impact of
lower central bank
interest rates on
deposit
revenues was offset by deposit pricing measures and lower liquidity and funding costs.
Recurring
net
fee
income
increased
by
CHF 21m,
or
2%,
to
CHF 1,087m,
largely
due
to
higher
custody
and
mandate fees,
mainly reflecting
positive market
performance and
net new
inflows, partly
offset by
the first
nine
months of 2025 including our share of Swisscard profit.
Transaction-based income was broadly
stable at CHF 1,376m. Higher credit
card revenues and increased shift
and
referral fees were offset by the
reclassification of income related to certain
financial instruments from transaction-
based income to other revenues and by a CHF 17m decrease in
PPA effects and other integration items. Excluding
CHF 45m of
PPA effects
and other
integration items,
underlying transaction-based
income was
CHF 1,331m, an
increase of 1%.
Other revenues were positive CHF 206m, compared with
negative CHF 32m in the first nine months
of 2025. The
first nine months
of 2026 included
a gain of
CHF 126m related to the
Swisscard transactions, of
which CHF 99m
has been excluded from
the underlying results, compared
with a gain of
CHF 58m in the first
nine months of 2025.
Other revenues
in the
first nine
months of
2025 included
a net
loss of
CHF 90m related
to an
investment in
an
associate. Excluding
the aforementioned
CHF 99m, underlying
other revenues
in the
first nine
months of
2026 were
CHF 107m, which
mainly related
to an
investment in
an associate
and CHF 27m
of deferred
Swisscard revenues
related to the period in which the investment was classified as held for sale.
Net
credit loss
expenses
were CHF 143m
and mainly
reflected net
expenses on
credit-impaired
positions, which
primarily related
to a
small number
of corporate
counterparties. Net
credit loss
expenses in
the prior-year
period
were CHF 197m.
Operating expenses decreased
by CHF 627m, or 16%,
to CHF 3,311m,
mainly driven by
a CHF 295m decrease in
integration-related
expenses
and
by
a
CHF 164m
expense
related
to
the
Swisscard
transactions
in
the
first
nine
months
of
2025.
Excluding
CHF 369m
of
integration-related
expenses
and
PPA
effects,
underlying
operating
expenses
were
CHF 2,942m,
a
decrease
of
5%,
reflecting
cost
savings,
including
those
related
to
integration
synergies.

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items | Personal & Corporate Banking

Personal & Corporate Banking – in US dollars
As of or for the quarter ended % change from As of or year-to-date
USD m, except where indicated 30.9.26 30.6.26 30.9.25 2Q26 3Q25 30.9.26 30.9.25
Results
Net interest income
1,310
1,343
1,395
(2)
(6)
4,002 4,001
Recurring net fee income
1,2
465
453
437
3
6
1,365 1,274
Transaction-based income
1,3
538
566
577
(5)
(7)
1,731 1,643
Other revenues
1,4
47
36
(88)
29
263 (50)
Total revenues
2,360
2,399
2,321
(2)
2
7,361 6,868
Credit loss expense / (release)
33
76
72
(57)
(54)
180 239
Operating expenses
1,210
1,466
1,619
(17)
(25)
4,168 4,697
Business division operating profit / (loss) before tax
1,117
857
631
30
77
3,013 1,932
Underlying results
Total revenues as reported
2,360
2,399
2,321
(2)
2
7,361 6,868
of which: PPA effects and other integration items
5
174
196
276
(11)
(37)
593 790
of which: PPA effects recognized in net interest income
159
181
251
(12)
(37)
536 716
of which: PPA effects and other integration items recognized in transaction-based income
15
14
25
4
(40)
57 74
of which: loss related to an investment in an associate
(102)
(114)
of which: items related to the Swisscard transactions 128
6
64
7
Total revenues (underlying) 1
2,186
2,204
2,147
(1)
2
6,640
6,128
Credit loss expense / (release)
33
76
72
(57)
(54)
180
239
Operating expenses as reported
1,210
1,466
1,619
(17)
(25)
4,168 4,697
of which: integration-related expenses and PPA effects
1,8
51
196
376
(74)
(86)
470 808
of which: items related to the Swisscard transactions
180
9
Operating expenses (underlying)
1
1,159
1,270
1,242
(9)
(7)
3,698 3,709
of which: net expenses / (releases) for litigation, regulatory and similar matters
0
(3)
(37)
0 (37)
Business division operating profit / (loss) before tax as reported
1,117
857
631
30
77
3,013
1,932
Business division operating profit / (loss) before tax (underlying)
1
994
858
833
16
19
2,763
2,179
Performance measures and other information
Pre-tax profit growth (year-on-year,
%)
1
77.1
23.3
(25.4)
56.0
(25.5)
Cost / income ratio (%)
1
51.3
61.1
69.7
56.6
68.4
Average attributed equity (USD bn)
10
21.7
22.4
22.0
(3)
(1)
22.2
21.2
Return on attributed equity (%)
1,10
20.6
15.3
11.5
18.1
12.2
Net interest margin (bps)
1
170
173
179
172
181
Net new loans (USD bn)
1
4.0
2.8
(0.9)
9.9
0.2
Loans, gross (USD bn)
306.2
310.8
310.6
(1)
(1)
306.2
310.6
Net new deposits (USD bn)
1
2.2
1.6
(3.4)
8.2
(5.1)
Customer deposits (USD bn)
305.4
312.4
309.8
(2)
(1)
305.4
309.8
Credit-impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,11
1.3
1.3
1.2
1.3 1.2
Underlying performance measures
Pre-tax profit growth (year-on-year,
%)
1
19.4
25.4
8.8
26.8
(7.4)
Cost / income ratio (%)
1
53.0
57.6
57.9
55.7
60.5
Return on attributed equity (%)
1,10
18.3
15.3
15.1
16.6 13.7
1 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and Exchange Commission (SEC) regulations is designated as such in the table of APMs in the appendix to this
report. For more information about underlying results, refer to the “Group performance”
section of this report.
2 Consists of USD 465m of net fee and
commission income (second quarter of 2026: USD 453m; third
quarter of 2025: USD 427m; nine-month period ended 30 September 2026:
USD 1,365m;
nine-month period ended 30 September 2025: USD 1,215m) and USD 0m of other income (second quarter of 2026: USD 0m; third quarter of
2025: USD 11m; nine-month period ended 30 September 2026: USD 0m;
nine-month period ended
30 September 2025: USD 60m)
for the purposes
of the Group financial
information or the
Group financial statements,
as applicable. Income
related to certain
card-related fees that
was
previously presented as transaction-based income has been presented as recurring net fee income from the third quarter of 2026 onward. This change has been applied prospectively.
3 Consists of USD 338m of net
fee and
commission income
(second quarter
of 2026:
USD 343m; third
quarter of
2025: USD 330m;
nine-month period
ended 30 September
2026: USD 1,076m;
nine-month period
ended 30 September
2025:
USD 957m), USD 200m of other net income from financial instruments measured at fair value through profit or loss (second
quarter of 2026: USD 223m; third quarter of 2025: USD 246m;
nine-month period ended
30 September 2026: USD 655m; nine-month period ended 30 September 2025: USD 680m), and USD 0m of other income (second quarter of 2026: USD 0m; third quarter of
2025: USD 0m; nine-month period ended
30 September 2026: USD 0m; nine-month period ended 30 September
2025: USD 6m) for the purposes of the
Group financial information or the Group financial statements, as applicable. Income related to certain
financial instruments not directly linked to client activity and measured at fair value that was previously
presented as transaction-based income has been presented as
other revenues from the fourth quarter of 2025
onward. Income related to certain card-related fees that was previously presented as transaction
-based income has been presented as recurring net fee income from the third quarter of 2026 onward.
These changes
have been applied prospectively.
4 Consists of USD 1m of other net income from financial instruments measured at fair value through profit or loss (second quarter of
2026: USD 16m; third quarter of 2025: negative
USD 15m; nine-month period ended 30 September 2026: USD 20m; nine-month period ended 30 September 2025:
negative USD 42m) and USD 45m of other income (second quarter of
2026: USD 20m; third quarter
of 2025: negative USD 72m; nine-month
period ended 30 September 2026: USD 243m;
nine-month period ended 30 September
2025: negative USD 8m) for
the purposes of the Group
financial information or the
Group financial statements, as applicable. Income related to certain financial instruments not directly linked to client activity and measured at fair value that was previously presented as transaction-based income has
been presented as other revenues from the
fourth quarter of 2025 onward. This
change has been applied prospectively.
The line was renamed “Other
revenues” (previously “Other income”) in the
fourth quarter of
2025.
5 Includes accretion of PPA adjustments on financial instruments and other PPA effects, as well as temporary and incremental items directly related to the integration.
6 Represents the gain on sale of UBS’s
50% interest in Swisscard AECS GmbH (Swisscard)
that has been excluded from underlying revenues. Refer to
the “Recent developments” section of the UBS
Group first quarter 2026 report, available under “Quarterly
reporting” at ubs.com/investors,
for more information
about the Swisscard
transactions.
7 Represents the gain
related to UBS’s
share of the
income recorded by
Swisscard for the
sale of the
Credit Suisse card
portfolios to UBS.
8 Includes temporary,
incremental operating expenses
directly related to
the integration, as
well as amortization
of intangible assets
resulting from the
acquisition of the
Credit Suisse Group.
9 Represents the expense related to the payment to Swisscard for the sale of the Credit Suisse card portfolios to UBS.
10 Refer to “Equity attribution” in this report for more information about the equity attribution framework.
11 Refer to the “Risk management and control” section of this report for more information about credit-impaired exposures.

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items | Asset Management

Asset Management
Asset Management
As of or for the quarter ended % change from As of or year-to-date
USD m, except where indicated 30.9.26 30.6.26 30.9.25 2Q26 3Q25 30.9.26 30.9.25
Results
Net management fees
1,2
767
731
755
5
2
2,253 2,201
Performance fees
16
25
87
(37)
(82)
58 156
Net gain / (loss) from disposal
(3)
1
(3) (1)
Total revenues
780
756
843
3
(7)
2,308 2,355
Credit loss expense / (release)
0
0
0
0 0
Operating expenses
508
542
624
(6)
(19)
1,606 1,848
Business division operating profit / (loss) before tax
271
214
218
27
24
702 507
Underlying results
Total revenues as reported
780
756
843
3
(7)
2,308 2,355
Total revenues (underlying)
1
780
756
843
3
(7)
2,308 2,355
Credit loss expense / (release)
0
0
0
0 0
Operating expenses as reported
508
542
624
(6)
(19)
1,606 1,848
of which: integration-related expenses
1
28
23
64
22
(56)
86 200
Operating expenses (underlying)
1
480
519
560
(7)
(14)
1,520 1,648
of which: net expenses / (releases) for litigation, regulatory and similar matters
0
0
0
0 0
Business division operating profit / (loss) before tax as reported
271
214
218
27
24
702 507
Business division operating profit / (loss) before tax (underlying)
1
300
237
282
27
6
788 707
Performance measures and other information
Pre-tax profit growth (year-on-year,
%)
1
24.4
39.2
44.6
38.4 29.4
Cost / income ratio (%)
1
65.2
71.7
74.1
69.6 78.5
Average attributed equity (USD bn)
3
2.4
2.4
2.4
0
(3)
2.4 2.5
Return on attributed equity (%)
1,3
45.5
35.9
35.7
39.1 26.9
Gross margin on invested assets (bps)
1
14
14
17
14 17
Underlying performance measures
Pre-tax profit growth (year-on-year,
%)
1
6.1
9.4
19.1
11.5 9.2
Cost / income ratio (%)
1
61.6
68.7
66.5
65.9 70.0
Return on attributed equity (%)
1,3
50.2
39.8
46.2
43.9 37.6
Information by business line / asset class
Net new money (USD bn)
1
Equities
4
(1.9)
1.7
4.0
4.3 2.7
Fixed Income
4
(4.1)
(5.1)
7.6
(2.5) 15.2
of which: money market
(3.2)
(3.7)
3.2
(8.5) 10.1
Multi-asset & Solutions
4
1.1
10.1
2.5
12.4 1.7
Alternatives
5
1.3
(0.3)
2.6
0.8
4.3
Total net new money excluding associates
(3.6)
6.4
16.8
14.9 24.0
of which: net new money excluding money market
(0.4)
10.0
13.6
23.5 13.8
Associates
6
(1.5)
0.0
1.1
0.3 (1.2)
Total net new money
(5.1)
6.3
17.9
15.3 22.8
Invested assets (USD bn)
1
Equities
4
994
996
873
0
14
994 873
Fixed Income
4
437
452
440
(3)
(1)
437 440
of which: money market
169
173
172
(2)
(2)
169 172
Multi-asset & Solutions
4
399
404
360
(1)
11
399 360
Alternatives
5
274
278
281
(1)
(3)
274
281
Total invested assets excluding associates
2,103
2,129
1,954
(1)
8
2,103 1,954
of which: passive strategies
1,129
1,139
992
(1)
14
1,129 992
Associates
6
98
99
89
(1)
9
98 89
Total invested assets
2,201
2,228
2,043
(1)
8
2,201 2,043

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items | Asset Management

Asset Management (continued)
As of or for the quarter ended % change from As of or year-to-date
USD m, except where indicated 30.9.26 30.6.26 30.9.25 2Q26 3Q25 30.9.26 30.9.25
Information by region
Invested assets (USD bn)
1
Americas
506
503
486
1
4
506 486
Asia Pacific
7
281
280
249
0
13
281 249
EMEA (excluding Switzerland)
596
591
519
1
15
596 519
Switzerland
818
853
789
(4)
4
818 789
Total invested assets
2,201
2,228
2,043
(1)
8
2,201 2,043
Information by channel
Invested assets (USD bn)
1
Third-party institutional
1,239
1,257
1,169
(1)
6
1,239 1,169
Third-party wholesale
237
239
200
(1)
18
237 200
UBS’s wealth management businesses
627
634
585
(1)
7
627 585
Associates
6
98
99
89
(1)
9
98 89
Total invested assets
2,201
2,228
2,043
(1)
8
2,201 2,043
1 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and Exchange Commission (SEC) regulations is designated as such in the table of APMs in the appendix to this
report. For more information about underlying results, refer to the “Group performance”
section of this report.
2 Net management fees include transaction fees,
fund administration revenues (including net interest
and trading income from lending activities and
foreign-exchange hedging as part of the
fund services offering), distribution fees, incremental fund-related expenses, gains or losses from seed money and co-investments, funding costs, the negative pass-through impact of third-party performance fees, and other items that are
not Asset Management’s
performance fees. For
the third quarter of
2026, net management fees
consisted of USD 14m
of interest expense (second
quarter of 2026: USD 15m;
third quarter of
2025: USD 19m; nine-month period ended 30 September 2026: USD 42m; nine-month period ended 30 September 2025: USD 53m), USD 719m of recurring net fee and commission income (second quarter of 2026:
USD 701m; third quarter of 2025:
USD 710m; nine-month period ended 30 September
2026: USD 2,139m; nine-month period ended
30 September 2025: USD 2,060m), USD 14m of
transaction-based net fee and
commission income (second quarter of 2026: USD 12m; third
quarter of 2025: USD 25m; nine-month period ended 30 September 2026: USD 31m;
nine-month period ended 30 September 2025: USD 52m), USD 25m of other net income from
financial instruments measured at fair value
through profit or loss (second quarter
of 2026: USD 3m; third quarter of
2025: USD 10m; nine-month period ended 30 September 2026:
USD 32m;
nine-month period ended 30 September 2025: USD 40m), and
USD 23m of other income (second quarter
of 2026: USD 30m; third quarter of
2025: USD 28m; nine-month period ended 30 September 2026: USD 93m;
nine-month period ended 30 September 2025: USD 102m) for the purposes of the Group financial information or the Group financial statements, as applicable.
3 Refer to “Equity attribution” in this report for more
information about the equity attribution framework.
4 In the third quarter of 2025, certain portfolios were reclassified from Equities and Fixed Income to Multi-asset & Solutions, as a result of aligning Credit Suisse
presentation to that of UBS.
These changes were applied prospectively.
5 From the first quarter of
2026 all assets that were formerly reported
under Hedge Fund Businesses and Real Estate
& Private Markets are
reported under a new Alternatives category. This
includes Asset Management’s share of the Unified Global
Alternatives business, as well as the Credit Investments
Group, which was previously reported within
Fixed
Income. Comparative figures have been reclassified
to reflect this change.
6 The invested assets and net
new money amounts reported
for associates are prepared in
accordance with their local
regulatory requirements
and practices.
7 Includes invested assets from associates.
Results: 3Q26 vs 3Q25
Profit before tax increased
by USD 53m, or 24%, to
USD 271m, reflecting lower operating expenses,
partly offset
by lower
total revenues.
Underlying profit
before tax
was USD 300m,
an increase
of 6%,
after excluding
integration-
related expenses of USD 28m.
Total revenues
Total revenues decreased by
USD 63m, or 7%, to USD 780m,
mainly due to lower performance
fees, partly offset
by higher net management fees. The gross margin was 14 basis points.
Net
management
fees
increased
by
USD 12m,
or
2%,
to
USD 767m,
mainly
driven
by
higher
average
levels
of
invested assets from
positive market performance,
largely offset by
margin compression and
lower transaction fees.
Net management fees
of USD 767m included
USD 1,005m of fund
fee and commission
income from investment
management activities, partly offset by related fee and commission expenses of USD 272m.
›
Refer to the “Recent developments” section of the UBS Group first quarter 2026 report for more information about the sale of the O’Connor business
Performance fees decreased
by USD 71m, or
82%, to USD 16m,
mainly reflecting the
effects from the
O’Connor
business exit.
Operating expenses
Operating
expenses
decreased
by
USD 116m,
or
19%,
to
USD 508m
and
included
a
USD 36m
decrease
in
integration-related expenses.
Excluding integration-related
expenses of
USD 28m, underlying
operating expenses
were USD 480m,
a decrease
of 14%,
reflecting lower
personnel and
non-personnel expenses,
and included
the
effects from the O’Connor business exit.
Invested assets: 3Q26 vs 2Q26
Invested
assets decreased
by USD 27bn,
or 1%,
to USD 2,201bn,
reflecting negative
foreign currency
effects
of
USD 24bn, negative net new money of USD 5bn, partly offset by positive market performance of USD 3bn.

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items | Asset Management

Invested assets: 3Q26 vs 3Q25
Invested
assets
increased
by
USD 158bn,
or
8%,
to
USD 2,201bn,
reflecting
positive
market
performance
of
USD 188bn and net new money of USD 23bn, partly offset by negative foreign currency effects of USD 44bn. The fourth
quarter
of
2025
and
the
first
quarter
of
2026
together
included
a
reduction
of
USD 9bn,
reflecting
the
effects from the O’Connor business exit.
Results: 9M26 vs 9M25
Profit before tax increased by USD 195m, or
38%, to USD 702m, reflecting lower operating expenses,
partly offset
by
lower
total
revenues.
Underlying
profit
before
tax
was
USD 788m,
an
increase
of
11%,
after
excluding
integration-related expenses of USD 86m.
Total revenues decreased by USD 47m, or 2%, to USD 2,308m, mainly as higher net management fees were more than offset by lower performance fees. The gross margin was 14 basis points.
Net management
fees increased
by USD 52m,
or 2%,
to USD 2,253m,
mainly driven
by higher
average levels
of
invested assets,
primarily from
positive market
performance and
positive foreign
currency effects.
This effect
was
largely
offset
by
the
impact
of
the
O’Connor
business
exit,
margin
compression,
lower
transaction
fees
and
a
USD 13m
loss
related
to
the
revaluation
of
an
infrastructure
fund
co-investment.
Net
management
fees
of
USD 2,253m included USD 2,976m
of fund fee
and commission income
from investment management
activities,
partly offset by related fee and commission expenses of USD 807m.
Performance fees decreased
by USD 98m, or
63%, to USD 58m,
mainly reflecting the
effects from the
O’Connor
business exit.
Operating
expenses
decreased
by
USD 242m,
or
13%,
to
USD 1,606m
and
included
a
USD 114m
decrease
in
integration-related expenses.
Excluding integration-related
expenses of
USD 86m, underlying
operating expenses
were USD 1,520m,
a decrease
of 8%,
reflecting lower
non-personnel and
personnel expenses,
and included
the
effects from the O’Connor business exit.

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items | Investment Bank

Investment Bank
Investment Bank
As of or for the quarter ended % change from As of or year-to-date
USD m, except where indicated 30.9.26 30.6.26 30.9.25 2Q26 3Q25 30.9.26 30.9.25
Results
Advisory
181
184
324
(1)
(44)
603 738
Capital Markets
511
537
732
(5)
(30)
1,613 1,710
Global Banking
692
720
1,056
(4)
(34)
2,216 2,447
Execution Services
664
742
560
(11)
18
2,124 1,578
Derivatives & Solutions
996
1,328
957
(25)
4
4,011 3,364
Financing
887
936
671
(5)
32
2,668 2,005
Global Markets
2,546
3,006
2,187
(15)
16
8,803 6,946
of which: Equities
2,006
2,481
1,651
(19)
21
6,816 5,077
of which: Foreign Exchange, Rates and Credit
540
525
536
3
1
1,987 1,869
Total revenues
3,239
3,727
3,244
(13)
0
11,019 9,393
Credit loss expense / (release)
30
45
17
(33)
80
140 100
Operating expenses
2,371
2,531
2,327
(6)
2
7,686 7,115
Business division operating profit / (loss) before tax
838
1,150
900
(27)
(7)
3,193 2,179
Underlying results
Total revenues as reported
3,239
3,727
3,244
(13)
0
11,019 9,393
of which: PPA effects and other integration items
1
21
26
219
(18)
(90)
115 509
of which: PPA effects
21
26
91
(18)
(77)
115 381
of which: PPA effects recognized in the Global Banking revenue line
23
28
97
(18)
(77)
120 404
of which: other integration items
2
128
128
Total revenues (underlying)
3
3,218
3,701
3,025
(13)
6
10,905 8,884
Credit loss expense / (release)
30
45
17
(33)
80
140 100
Operating expenses as reported
2,371
2,531
2,327
(6)
2
7,686 7,115
of which: integration-related expenses
3
37
37
106
0
(65)
153 339
Operating expenses (underlying)
3
2,334
2,494
2,221
(6)
5
7,533 6,776
of which: net expenses / (releases) for litigation, regulatory and similar matters
54
0
6
871
57 35
Business division operating profit / (loss) before tax as reported
838
1,150
900
(27)
(7)
3,193 2,179
Business division operating profit / (loss) before tax (underlying)
3
854
1,162
787
(27)
9
3,231 2,009
Performance measures and other information
Pre-tax profit growth (year-on-year,
%)
3
(6.9)
106.5
122.0
46.5 51.6
Cost / income ratio (%)
3
73.2
67.9
71.7
69.8 75.7
Average attributed equity (USD bn)
4
19.3
19.8
18.5
(3)
4
19.5 18.2
Return on attributed equity (%)
3,4
17.4
23.2
19.4
21.8 16.0
Underlying performance measures
Pre-tax profit growth (year-on-year,
%)
3
8.5
120.8
108.9
60.8 68.4
Cost / income ratio (%)
3
72.5
67.4
73.4
69.1 76.3
Return on attributed equity (%)
3,4
17.7
23.5
17.0
22.1 14.7
1 Includes accretion of PPA adjustments on financial instruments and other PPA effects, as well as temporary and incremental items directly related to the integration.
2 Represents the gain from the sale of a stake
in a subsidiary, Credit Suisse Securities (China) Limited.
3 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative performance measure
(APM) that qualifies as a non-GAAP measure
as defined by US Securities and Exchange
Commission (SEC) regulations is designated as such
in the table of APMs in the appendix
to this report. For more information
about underlying results, refer to the “Group performance” section of this report.
4 Refer to “Equity attribution” in this report for more information about the equity attribution framework.

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items | Investment Bank

Results: 3Q26 vs 3Q25
Profit before tax decreased
by USD 62m, or 7%,
to USD 838m, mainly due
to the third quarter of
2025 including
a gain of USD 128m from the sale of a stake in
a subsidiary, Credit Suisse Securities (China) Limited (CSS), and also due to
higher operating
expenses. Underlying
profit before
tax increased
by USD 67m,
or 9%,
to USD 854m,
mainly
reflecting higher underlying total revenues, partly offset by higher underlying operating expenses.
Total revenues
Total
revenues decreased
by
USD 5m to
USD 3,239m,
due to
lower revenues
in
Global Banking,
almost entirely
offset by
higher revenues
in Global
Markets, and
included a
USD 198m decrease
in PPA
effects and
other integration
items, which included
the aforementioned gain
of USD 128m from
the sale of
a stake in
CSS in the
third quarter
of
2025.
Excluding
USD 21m
of
PPA
effects
and
other
integration
items,
underlying
total
revenues
were
USD 3,218m, an increase of 6%.
Global Banking
Global Banking
revenues decreased
by USD 364m,
or 34%,
to USD
692m and
included a
USD 74m decrease
in
accretion of
PPA adjustments
on financial
instruments and
other PPA
effects. Revenues
in the
prior-year quarter
included the
aforementioned integration-related
gain from
the sale
of a
stake in
CSS. Excluding
PPA effects
and
other integration items, underlying Global Banking revenues were USD 670m, a decrease of 21%.
Advisory revenues
decreased by
USD 143m, or
44%, to
USD 181m, mainly
due to
lower merger
and acquisition
transaction revenues.
Capital
Markets
revenues
decreased
by
USD 221m,
or
30%,
to
USD 511m
and
included
the
aforementioned
USD 74m decrease in accretion of
PPA adjustments on financial instruments
and other PPA effects. Revenues
in the
prior-year quarter included the aforementioned integration-related gain from the sale of a
stake in CSS. Excluding
this gain and
such accretion and
other effects, underlying
Capital Markets revenues
decreased by USD 32m,
or 6%,
mainly due to lower Leveraged
Capital Markets revenues, partly
offset by higher Equity
Capital Markets and Debt
Capital Markets revenues.
Global Markets
Global Markets revenues increased by USD 359m, or 16%, to
USD 2,546m, driven by higher Financing, Execution
Services and Derivatives & Solutions revenues.
Execution Services revenues increased by USD 104m, or
18%, to USD 664m, mainly driven by higher
Cash Equities
revenues, particularly in the Asia Pacific region, reflecting higher volumes.
Derivatives & Solutions revenues increased by USD 39m, or 4%, to USD 996m, mainly driven by Equity Derivatives
and Foreign
Exchange revenues,
due to
higher levels
of client
activity, and
by a
gain on
a strategic
equity investment,
partly offset by lower Rates revenues.
Financing revenues
increased by
USD 216m, or
32%, to
USD 887m, mainly
in Prime
Brokerage, supported
by higher
client balances.
Equities
Global
Markets
Equities
revenues
increased
by
USD 355m,
or
21%,
to
USD 2,006m,
mainly
driven
by
higher
revenues in Prime Brokerage, Cash Equities and Equity Derivatives.
Foreign Exchange, Rates and Credit
Global Markets Foreign
Exchange, Rates and
Credit revenues increased
by USD 4m, or
1%, to USD 540m,
which
included higher Foreign
Exchange revenues, the
aforementioned gain on
a strategic equity
investment and lower
Rates revenues.
Credit loss expense / release
Net credit
loss expenses
were USD 30m,
mostly reflecting
net expenses
on credit-impaired
positions, which
primarily
related to a small number of corporate counterparties. Net credit loss expenses were USD 17m in the third quarter of 2025.
Operating expenses
Operating
expenses
increased
by
USD 44m,
or
2%,
to
USD 2,371m
and
included
a
USD 69m
decrease
in
integration-related expenses.
Excluding integration-related
expenses of
USD 37m, underlying
operating expenses
were USD 2,334m, an increase of 5%, mainly due to higher non-personnel expenses.

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items | Investment Bank

Results: 9M26 vs 9M25
Profit before tax increased by USD 1,014m, or 47%, to USD 3,193m, due to higher total revenues, partly offset by higher operating expenses and net credit loss expenses. Underlying profit before tax was USD 3,231m, an increase of 61%,
after excluding
from operating
expenses USD 153m
of integration-related
expenses and
excluding from
total revenues USD 115m of PPA effects and other integration items.
Total revenues increased by USD 1,626m,
or 17%, to USD 11,019m,
due to higher revenues
in Global Markets and
underlying revenues in Global Banking, partly offset
by a USD 394m decrease in PPA effects
and other integration
items, which included the aforementioned USD 128m gain from the sale of a stake in CSS in the prior-year period.
Excluding USD 115m of PPA effects and other integration items, underlying total revenues were USD 10,905m, an increase of 23%.
Global Banking revenues decreased
by USD 231m, or 9%,
to USD 2,216m and included
a USD 284m decrease in
accretion
of
PPA
adjustments
on
financial
instruments
and
other
PPA
effects.
Revenues
in
the
prior-year
period
included the
aforementioned integration-related
gain from
the sale
of a
stake in
CSS. Excluding
PPA effects
and
other integration items, underlying Global Banking revenues were USD 2,096m, an increase of 9%.
Advisory revenues
decreased by
USD 135m, or
18%, to
USD 603m, mainly
due to
lower merger
and acquisition
transaction revenues.
Capital
Markets
revenues
decreased
by
USD 97m,
or
6%,
to
USD 1,613m
and
included
the
aforementioned
USD 284m decrease
in accretion
of PPA
adjustments on
financial instruments
and other
PPA effects.
Revenues in
the prior-year
period included
the aforementioned
integration-related gain
from the
sale of
a stake
in CSS.
Excluding
this gain
and such
accretion and
other effects,
underlying Capital
Markets revenues
increased by
USD 302m, or
25%, mainly due to higher Equity Capital Markets and Debt Capital Markets revenues.
Global
Markets
revenues
increased
by
USD 1,857m,
or
27%,
to
USD 8,803m,
driven
by
higher
Financing,
Derivatives & Solutions and Execution Services revenues.
Execution
Services
revenues
increased
by
USD 546m,
or
35%,
to
USD 2,124m,
mainly
driven
by
higher
Cash
Equities revenues, particularly in the Asia Pacific region, reflecting higher volumes.
Derivatives
&
Solutions
revenues
increased
by
USD 647m,
or
19%,
to
USD 4,011m,
mainly
driven
by
Equity
Derivatives
and
Foreign
Exchange
revenues,
due
to
higher
levels
of
client
activity,
partly
offset
by
lower
Rates
revenues.
Financing revenues
increased by
USD 663m, or
33%, to
USD 2,668m, mainly
in Prime
Brokerage, supported
by
higher client balances.
Equities
Global
Markets
Equities
revenues
increased
by
USD 1,739m,
or
34%,
to
USD 6,816m,
mainly
driven
by
higher
revenues in Cash Equities, Equity Derivatives and Prime Brokerage.
Foreign Exchange, Rates and Credit
Global
Markets
Foreign
Exchange,
Rates
and
Credit
revenues
increased
by
USD 118m,
or
6%,
to
USD 1,987m,
mainly
driven
by
higher
Foreign
Exchange
revenues,
partly
offset
by
lower
Rates
revenues,
and
included
the
aforementioned gain on a strategic equity investment.
Net credit
loss expenses
were USD 140m,
compared with
net credit
loss expenses
of USD 100m
in the
first nine
months
of
2025.
Net
expenses
on
performing
positions
were
largely
due
to
post-model
adjustments
in
the
corporate lending
portfolio, reflecting
macroeconomic and
geopolitical uncertainty.
Net expenses
on credit-impaired
positions primarily
related to
a
small number
of corporate
counterparties across
industry
sectors and
included a
USD 72m release in the first quarter of 2026 following the repayment of a corporate lending exposure.
Operating
expenses
increased
by
USD 571m,
or
8%,
to
USD 7,686m
and
included
a
USD 186m
decrease
in
integration-related expenses. Excluding integration-related expenses of USD 153m, underlying operating expenses were USD 7,533m, an increase of 11%, mainly due to higher personnel expenses.

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items | Non-core and Legacy

Non-core and Legacy
Non-core and Legacy
As of or for the quarter ended % change from As of or year-to-date
USD m, except where indicated 30.9.26 30.6.26 30.9.25 2Q26 3Q25 30.9.26 30.9.25
Results
Total revenues
764
43
(40)
798 162
Credit loss expense / (release)
38
0
6
554
(36) 11
Operating expenses
544
246
56
121
872
1,009 894
Operating profit / (loss) before tax
183
(203)
(102)
(175) (744)
Underlying results
Total revenues as reported
764
43
(40)
798
162
of which: other integration items
1
0
(1)
1
0
2
Total revenues (underlying)
2
764
44
(42)
798 159
Credit loss expense / (release)
38
0
6
554
(36) 11
Operating expenses as reported
544
246
56
121
872
1,009
894
of which: integration-related expenses
2
177
150
205
18
(13)
386
648
Operating expenses (underlying)
2
366
96
(149)
281
623
246
of which: net expenses / (releases) for litigation, regulatory and similar matters
275
(4)
(440)
290
(868)
Operating profit / (loss) before tax as reported
183
(203)
(102)
(175) (744)
Operating profit / (loss) before tax (underlying)
2
360
(52)
102
255
211 (98)
Performance measures and other information
Average attributed equity (USD bn)
3
2.6
2.7
4.5
(5)
(43)
2.9
5.9
Risk-weighted assets (USD bn)
27.3
27.7
30.7
(1)
(11)
27.3
30.7
Leverage ratio denominator (USD bn)
13.5
13.8
25.6
(3)
(47)
13.5 25.6
1 Includes temporary and incremental items directly related to the integration.
2
Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative
performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and Exchange Commission (SEC)
regulations is designated as such in the table of APMs in
the appendix to this report.
For more information about underlying results, refer to the “Group performance”
section of this report.
3 Refer to “Equity attribution” in this report for more information about the equity attribution framework.
Composition of Non-core and Legacy
Total assets RWA LRD
USD bn 30.9.26 30.6.26 30.9.26 30.6.26 30.9.26 30.6.26
Exposure category
Macro
7.8
8.0
1.3
1.4
2.6
2.6
Securitized products
1.8
1.9
1.1
1.1
2.0
2.1
High-quality liquid assets
6.9
7.6
6.9
7.6
Operational risk
24.0
24.0
Other
2.9
2.4
1.0
1.1
2.0
1.5
Total
19.4
19.9
27.3
27.7
13.5
13.8
Results: 3Q26 vs 3Q25
Profit before tax was USD 183m,
compared with a loss before
tax of USD 102m. Underlying profit
before tax was
USD 360m, after excluding USD 177m of integration-related expenses, compared with an underlying profit before tax of USD 102m.
Total revenues
Total revenues were USD 764m,
compared with total revenues
of negative USD 40m, primarily
reflecting a net gain
of USD 697m related to the settlements of certain
legacy legal matters, as well as lower liquidity
and funding costs
as a result of a smaller portfolio.

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items | Non-core and Legacy

Credit loss expense / release
Net credit
loss expenses
were USD 38m,
reflecting net
expenses on credit-impaired
positions, compared with
net
credit loss expenses of USD 6m in the third quarter of 2025.
Operating expenses
Operating expenses were USD 544m, an increase of USD 488m, and included a USD 28m decrease in integration-
related
expenses.
The
increase
in
operating
expenses
mainly
reflected
USD 275m
net
expenses
for
litigation,
regulatory and
similar matters
(compared with
USD 440m net
releases in
the third
quarter of
2025), partly
offset
by
lower
professional
fees,
technology
costs
and
personnel
expenses.
Excluding
integration-related
expenses
of
USD 177m, underlying operating expenses were USD 366m.
Risk-weighted assets and leverage ratio denominator: 3Q26 vs 2Q26
Risk-weighted
assets
decreased
by
USD 0.4bn
to
USD 27.3bn,
mostly
due
to
decreases
in
the
macro
and
loan
portfolios. The leverage ratio denominator decreased by USD 0.3bn to USD 13.5bn, mainly driven by reductions in high-quality liquid
assets and
the securitized
product portfolio,
partly offset
by the
settlements of
certain legacy
legal matters.
Results: 9M26 vs 9M25
Loss before
tax was USD
175m, compared
with a loss
before tax
of USD 744m. Underlying
profit before
tax was
USD 211m, after
excluding integration-related
expenses of
USD 386m, compared
with an
underlying loss
before
tax of USD 98m.
Total revenues were USD 798m,
an increase of USD 636m,
primarily reflecting a net
gain of USD 697m related
to
the settlements of certain legacy
legal matters, as well as
lower liquidity and funding costs
as a result of a
smaller
portfolio.
Total
revenues
in
the
first
nine
months
of
2025
included
a
gain
of
USD 97m
from
the
sale
of
Select
Portfolio Servicing, the US mortgage servicing business of Credit Suisse.
Net credit
loss releases
were USD 36m,
predominantly driven
by an
USD 85m release
in the
first quarter
of 2026
following the
repayment of
a corporate
lending exposure,
partly offset
by net
expenses on
credit-impaired positions.
Net credit loss expenses were USD 11m in the first nine months of 2025.
Operating
expenses
increased
by
USD 115m,
or
13%,
to
USD 1,009m
and
included
a
USD 262m
decrease
in
integration-related
expenses.
The
increase
in
operating
expenses
mainly
reflected
USD 290m
net
expenses
for
litigation, regulatory
and similar
matters (compared
with USD 868m
net releases
in the
prior-year period),
partly
offset by
lower technology
costs, premises
and facilities
costs, professional
fees, personnel
expenses, and
operations
costs. Excluding integration-related expenses of USD 386m, underlying operating expenses were USD 623m.

UBS Group third quarter 2026 report |
UBS Group performance, business divisions and Group Items | Group Items

Group Items
Group Items
For the quarter ended % change from Year-to-date
USD m 30.9.26 30.6.26 30.9.25 2Q26 3Q25 30.9.26 30.9.25
Results
Total revenues
(795)
(338)
(149)
135
432
(1,412) (614)
Credit loss expense / (release)
2
1
0
3 (1)
Operating expenses
(58)
(31)
23
85
(110) 25
Operating profit / (loss) before tax
(740)
(307)
(173)
141
327
(1,305)
(638)
Underlying results
Total revenues as reported
(795)
(338)
(149)
135
432
(1,412) (614)
of which: PPA effects and other integration items
1
(337)
2
17
34
(264)
2
81
Total revenues (underlying)
3
(459)
(355)
(183)
29
150
(1,148) (696)
Credit loss expense / (release)
2
1
0
3 (1)
Operating expenses as reported
(58)
(31)
23
85
(110) 25
of which: integration-related expenses
3
0
11
20
59 19
Operating expenses (underlying)
3
(58)
(42)
4
39
(169) 6
of which: net expenses / (releases) for litigation, regulatory and similar matters
4
1
1
248
256
7 74
Operating profit / (loss) before tax as reported
(740)
(307)
(173)
141
327
(1,305) (638)
Operating profit / (loss) before tax (underlying)
3
(403)
(314)
(187)
28
115
(982) (701)
1
Includes accretion of
PPA adjustments
on financial instruments
and other PPA
effects, as well
as temporary and
incremental items directly
related to the
integration.
2 Includes a USD
346m net loss
from the
repurchase of legacy Credit Suisse debt instruments, as the repurchase price exceeded the amortized-cost carrying value (the net loss reflects a loss of USD 587m before PPA adjustments, partly offset by a USD 241m gain from the release of PPA adjustments).
3 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative performance measure (APM) that qualifies as a
non-GAAP measure
as defined by
US Securities and
Exchange Commission
(SEC) regulations is
designated as
such in the
table of APMs
in the appendix
to this report.
For more
information about
underlying results, refer to the “Group performance” section of this report.
Results: 3Q26 vs 3Q25
Loss before tax was
USD 740m, compared with a
loss of USD 173m in
the third quarter of
2025. The change in
the
result between
the quarters
was mainly
driven by
a net
loss of
USD 346m from
the repurchase
of legacy
Credit
Suisse debt instruments,
which included the
release of purchase price
allocation (PPA) adjustments
of USD 241m,
and mark-to-market losses from Group hedging and own debt, including hedge accounting ineffectiveness.
Underlying loss before tax was
USD 403m, after excluding from total
revenues negative USD 337m of PPA
effects
and other
integration items,
which included
the aforementioned
net loss
of USD 346m.
This compared
with an
underlying loss before tax of USD 187m in the third quarter of 2025.
Underlying
income
from
Group
hedging
and
own
debt,
including
hedge
accounting
ineffectiveness,
was
net
negative USD 265m, compared with net negative
underlying income of USD 9m in the
third quarter of 2025. The
losses
in
the
third
quarter
of
2026
were
driven
by
mark-to-market
effects
on
economic
hedges
for
accrual-
accounted
balance-sheet
positions
and
valuation
effects
on
callable
own
debt,
mainly
due
to
the
sharp
rise
in
US dollar interest rates.
Results: 9M26 vs 9M25
Loss
before
tax
was
USD 1,305m,
mainly
driven
by
mark-to-market
losses
from
Group
hedging
and
own
debt,
including hedge accounting
ineffectiveness, and by
a net loss
of USD 346m from
the repurchase of
legacy Credit
Suisse debt instruments, which included
the release of PPA
adjustments of USD 241m. The USD 667m
increase in
loss before tax between
the periods was largely
due to the increase
in the aforementioned mark-to-market
losses
and a
net loss
from the
debt repurchase,
partly offset
by lower
net expenses
for litigation,
regulatory and
similar
matters.
Underlying loss before tax was
USD 982m, after excluding from total
revenues negative USD 264m of PPA
effects
and other
integration items,
which included
the aforementioned
net loss
of USD 346m,
and also
excluding from
operating expenses USD 59m of integration-related expenses. This compared with an underlying loss before tax of
USD 701m in the first nine months of 2025.
Underlying
income
from
Group
hedging
and
own
debt,
including
hedge
accounting
ineffectiveness,
was
net
negative
USD 621m,
compared
with
net
negative
underlying
income
of
USD 169m.
The
losses
in
the
first
nine
months of 2026
were mainly driven
by portfolio hedges
on equity and
credit risks, valuation
effects on callable
own
debt, and mark-to-market effects on economic hedges for accrual-accounted balance-sheet positions.

UBS Group third quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet

Risk, capital, liquidity and
funding, and balance sheet
Management report
Table of contents
36
Risk management and control
36
Credit risk
37
Market risk
38
Country risk
39
Non-financial risk
40
Capital management
41
Total loss-absorbing capacity
45
Risk-weighted assets
47
Leverage ratio denominator
48
Equity attribution
49
Liquidity and funding management
49
Strategy, objectives and governance
49
Liquidity coverage ratio
49
Net stable funding ratio
50
Balance sheet and off-balance sheet
50
Balance sheet assets
50
Balance sheet liabilities
51
Equity
52
Off-balance sheet
52
Share information and earnings per share

UBS Group third quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Risk management and control
This
section
provides
information
about
key
developments
during
the
reporting
period
and
should
be
read
in
conjunction with
the “Risk
management and
control” section
of the
UBS Group
Annual Report
2025, available
under “Annual
reporting” at
ubs.com/investors
, and
the “Recent
developments” section
of this
report for
more
information about the integration of Credit Suisse.
Credit risk
Overall banking products exposure
Overall
banking
products
exposure
was
USD 1,073.6bn
as
of
30 September
2026,
a
decrease
of
USD 31.4bn
compared with 30 June
2026. The decrease
was mainly due
to decreases in
balances at
central banks, loans
and
advances to customers and irrevocable loan commitments.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about movements in balance sheet and off-balance sheet positions
›
Refer to the “Group performance” section and “Expected credit loss measurement” in the “Consolidated financial information” section of this report for more information about credit loss expense / release
Banking products exposure in the business divisions and Group Items
30.9.26
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core
and Legacy
Group
Items Total
Banking products exposure, gross
1,2
483,075
448,953
1,996
115,285
6,512
17,771
1,073,592
of which: loans and advances to customers (on-balance sheet)
330,267
306,169
8
21,919
341
2,057
660,761
of which: guarantees and irrevocable loan commitments (off-balance sheet)
22,496
49,555
2
37,144
458
16,195
125,849
Committed unconditionally revocable credit lines
3
8,493
43,936
0
287
0
104
52,820
Total credit-impaired exposure, gross
1
1,956
4,436
0
895
482
0
7,770
of which: stage 3
1,882
4,061
0
845
88
0
6,875
of which: PCI
74
375
0
50
395
0
894
Total allowances and provisions for expected credit losses
314
1,910
1
524
342
12
3,103
of which: stage 1
94
300
0
174
0
12
582
of which: stage 2
47
248
1
119
0
0
415
of which: stage 3
172
1,362
1
227
21
0
1,781
of which: PCI
1
0
0
3
321
0
326
30.6.26
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core
and Legacy
Group
Items Total
Banking products exposure, gross
1,2
494,228
459,581
1,989
120,933
6,113
22,108
1,104,952
of which: loans and advances to customers (on-balance sheet)
329,818
310,831
8
22,497
349
1,909
665,412
of which: guarantees and irrevocable loan commitments (off-balance sheet)
24,280
49,070
2
35,830
458
21,366
131,006
Committed unconditionally revocable credit lines
3
8,516
45,552
0
352
0
117
54,536
Total credit-impaired exposure, gross
1
2,162
4,253
0
754
520
0
7,689
of which: stage 3
2,087
3,865
0
738
135
0
6,826
of which: PCI
75
388
0
16
384
0
863
Total allowances and provisions for expected credit losses
325
1,993
1
522
338
10
3,189
of which: stage 1
100
329
0
151
0
10
589
of which: stage 2
47
271
1
136
0
0
456
of which: stage 3
178
1,392
1
232
62
0
1,864
of which: PCI
1
1
0
3
276
0
280
1 IFRS 9 gross exposure
for banking products includes
the following financial instruments
in scope of expected
credit loss requirements: balances
at central banks,
amounts due from banks,
loans and advances to
customers, other
financial assets at
amortized cost, guarantees
and irrevocable loan
commitments.
2 Internal management
view of credit
risk, which differs
in certain respects
from IFRS Accounting
Standards.
3 Commitments that can be canceled by UBS at any time but expose UBS to credit risk if the client has the ability to draw the facility before
UBS can take action. These commitments are subject to expected credit loss requirements.
Loan underwriting
In the
Investment Bank,
mandated loan
underwriting commitments
on a
notional basis
increased by
USD 4.5bn
compared with
30 June 2026,
to USD 12.4bn
as of
30 September 2026,
driven mainly
by new
mandated deals,
partly offset by
deal syndications and
cancellations. As of
30 September 2026, USD 0.6bn
of these commitments
had not been distributed as originally planned.
Loan underwriting exposures in
the Investment Bank are
classified as held for
trading, with fair values
reflecting the
market conditions at
the end of
the quarter. Credit
hedges are in
place to help
protect against fair
value movements
in the portfolio.

UBS Group third quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Market risk
Average management value-at-risk
(VaR) (1-day, 95% confidence
level) in the third
quarter of 2026 was
stable at
USD 21m compared with the second quarter of 2026.
Management value-at-risk (1-day, 95% confidence level, 5 years of historical data) of the business divisions and
Group Items, by general market risk type
1
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management
1
2
1
2
0
1
2
0
0
Personal & Corporate Banking
0
0
0
0
0
0
0
0
0
Asset Management
0
0
0
0
0
0
0
0
0
Investment Bank
7
22
15
14
4
18
8
6
2
Non-core and Legacy
1
2
1
1
0
1
1
0
0
Group Items
19
24
19
21
6
3
16
1
0
Diversification effect
2,3
(16)
(18)
(5)
(4)
(8)
(1)
0
Total for the quarter ended 30.9.26
13
34
20
21
5
19
19
7
2
Total for the quarter ended 30.6.26
14
28
24
21
6
16
17
6
1
1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and, likewise, the VaR for each business division or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business division or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.
2 The difference between the sum of the standalone VaR
for the business divisions and Group Items and the total VaR.
3 As the
minima and maxima for different business divisions and Group Items occur on different days, it is not meaningful to calculate a portfolio diversification effect.
Economic value of equity and net interest income sensitivity
The economic value
of equity (EVE)
sensitivity in the UBS
Group banking book to
a +1-basis-point parallel
shift in
yield curves was negative
USD 45.2m as of 30 September
2026, compared with negative
USD 46.0m as of 30
June
2026. This
excluded the
sensitivity of
USD 9.2m from
additional tier 1
(AT1) capital
instruments (as
per specific
Swiss
Financial Market Supervisory Authority
(FINMA) requirements) in contrast
to general Basel Committee
on Banking
Supervision (BCBS) guidance.
The decrease of
the EVE sensitivity
(as per FINMA
requirements) in the
third quarter
of 2026 was predominantly driven by higher US dollar interest rates.
The majority of our interest rate risk in the
banking book (IRRBB) as of 30 September 2026 was a
reflection of the
net
asset
duration
that
we
ran
to
offset
our
modeled
sensitivity
of
net
USD 31.8m
(30 June
2026:
USD 33.3m)
assigned
to
our
equity,
goodwill
and
real
estate,
with
the
aim
of
generating
a
stable
net
interest
income
contribution. Of this, USD 18.7m and USD 11.2m were
attributable to the US dollar and the
Swiss franc portfolios,
respectively, (30 June 2026: USD 19.6m and USD 11.8m, respectively).
In addition to
the aforementioned sensitivity,
we calculate the
six interest rate
shock scenarios prescribed
by FINMA.
The
“Parallel
up”
scenario,
assuming
all
positions
were
measured
at
fair
value,
was
the
most
severe
as
of
30 September
2026 and
would have
resulted in
a change
in EVE
of negative
USD 8.3bn, or
8.7%
of
our tier 1
capital
(30 June
2026:
negative
USD 8.6bn,
or
9.0%),
which
is
well
below
the
15%
threshold as
per the
BCBS
supervisory outlier test for high levels of IRRBB.
The immediate effect on our tier 1 capital in the “Parallel up” scenario as of 30 September 2026 would have been
a
decrease
of
approximately
USD 1.2bn,
or
1.3%,
in
our
tier 1
capital
(30 June
2026:
USD 1.1bn,
or
1.1%),
reflecting the fact that the vast majority of our banking book is accrual accounted or subject to hedge accounting.
The “Parallel up” scenario would subsequently
have a positive effect on net
interest income, assuming a constant
balance sheet.
As the overall interest rate risk sensitivity shows a greater impact from slower asset repricing compared with faster liabilities repricing, the “Parallel down”
scenario was the most beneficial
as of 30 September 2026
and would have
resulted
in
a
change
in
EVE
of
positive
USD 8.6bn
(30 June
2026:
positive
USD 8.6bn)
and
a
small
positive
immediate effect on our tier 1 capital.
›
Refer to “Interest rate risk in the banking book” in the “Risk management and control”
section of the UBS Group
Annual Report 2025, available under “Annual reporting” at ubs.com/investors , for more information about the management of interest rate risk in the banking book
›
Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information about the effects of increases in interest rates on the net interest income of our banking book

UBS Group third quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Interest rate risk – banking book
30.9.26
USD m Effect on EVE
1
– FINMA
Effect on EVE
1
– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1
capital instruments Total
+1 bp
(11.2)
(1.9)
(0.2)
(30.6)
(1.3)
(45.2)
9.2
(36.0)
Parallel up
2
(1,589.7)
(361.7)
(48.9)
(6,008.4)
(329.0)
(8,337.8)
1,759.8
(6,578.0)
Parallel down
2
1,768.3
402.7
52.0
6,015.6
365.9
8,604.5
(2,071.1)
6,533.4
Steepener
3
(617.1)
(51.5)
(10.9)
(1,538.7)
(18.2)
(2,236.4)
394.9
(1,841.5)
Flattener
4
315.7
(7.1)
2.5
175.3
(53.1)
433.2
5.7
438.9
Short-term up
5
(296.5)
(116.3)
(12.3)
(2,284.5)
(177.8)
(2,887.3)
762.0
(2,125.3)
Short-term down
6
305.5
113.9
13.8
2,438.6
182.7
3,054.5
(795.1)
2,259.4
30.6.26
USD m Effect on EVE
1
– FINMA
Effect on EVE
1
– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1
capital instruments Total
+1 bp
(11.2)
(1.8)
(0.2)
(31.5)
(1.2)
(46.0)
10.2
(35.7)
Parallel up
2
(1,575.8)
(338.6)
(58.0)
(6,327.0)
(292.7)
(8,592.2)
1,942.7
(6,649.5)
Parallel down
2
1,780.6
376.8
57.4
6,115.2
311.4
8,641.3
(2,300.4)
6,340.9
Steepener
3
(803.2)
(36.1)
(0.2)
(1,575.8)
(45.5)
(2,460.9)
479.9
(1,981.0)
Flattener
4
497.8
(19.2)
(9.8)
132.7
(19.5)
582.0
(38.7)
543.3
Short-term up
5
(145.4)
(121.0)
(26.4)
(2,405.4)
(134.4)
(2,832.7)
803.9
(2,028.8)
Short-term down
6
153.6
114.7
27.7
2,507.5
131.4
2,934.9
(838.4)
2,096.5
1 Economic value
of equity.
2 Rates across all
tenors move by
±150 bps for
Swiss franc, ±200
bps for euro and
US dollar,
and ±250 bps for
pound sterling.
3 Short-term rates
decrease and long-term
rates
increase.
4 Short-term rates increase and long-term rates decrease.
5 Short-term rates increase more than long-term rates.
6 Short-term rates decrease more than long-term rates.
Country risk
We remain watchful of a broad
range of geopolitical developments and political
changes in a number of
countries,
including the conflicts in the Middle East, intensifying rivalries among major powers, the re-emergence of regional spheres of influence, and continued stress on multi-lateral
economic and security institutions.
As of 30 September
2026, our direct exposure to Israel was less than USD 0.5bn, and our direct exposure to Gulf Cooperation Council
countries was less than USD 5bn, while our direct exposure to
Egypt and Jordan was limited, and we had no direct
exposure
to
Iran,
Iraq,
Lebanon
or
Syria.
Our
direct
exposure
to
Russia
as
of
30 September
2026
was
less
than
USD 0.5bn, and
our direct
exposure to
Belarus and
Ukraine remained
immaterial. As
of 30 September
2026, our
exposure to emerging-market countries
was less than 10%
of our total country
exposure and mainly to
countries
in Asia.
In the third quarter of 2026, energy prices remained elevated, particularly due to the impact of the conflicts in the
Middle East, and are increasingly
contributing to global inflation. Against
this backdrop, major central banks
have
adopted a more
cautious policy stance.
Expectations of higher
rates and fiscal
concerns have contributed
to a sharp
rise in
long-dated government bond
yields across
major economies,
particularly in France.
Growth momentum in
China improved slightly in
the third quarter of
2026, after a weak
second quarter, but concerns
remain regarding
the
property
sector,
strains
on
local
government
finances
and
the
outcome
of
trade
negotiations
with
the
US,
despite a temporary agreement to halt trade disputes until early 2027.
›
Refer to the “Risk management and control” section of the UBS Group Annual Report 2025, available under
“Annual reporting” at ubs.com/investors , for more information

UBS Group third quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Non-financial risk
Compliance risk
We are committed
to achieving fair
outcomes for our
clients, upholding market
integrity and cultivating
the highest
standards of
employee conduct.
To support
these objectives,
we maintain
a Group-wide
conduct risk
framework
designed to promote consistent standards and foster a strong culture of accountability.
We
continue
to
emphasize
areas
such
as
investment
suitability,
market
conduct,
product
governance,
cross-
divisional service offerings, quality of advice and price transparency.
These remain key focus areas for UBS and the
wider
financial
sector.
Cross-border
risk
continues
to
be
an
area
of
regulatory
attention
for
global
financial
institutions, including
a focus
on market
access, such
as third-country
market access
to the
European Economic
Area. We maintain a series of controls designed to address these risks.
Regulatory fragmentation, particularly that related to environmental, social and governance topics, and the risk of
greenwashing also remain areas of focus.
Financial crime risk
Financial crime, including money laundering,
terrorist financing, sanctions violations, fraud,
bribery and corruption,
presents a major risk, as
technological innovation and geopolitical developments
increase the complexity of doing
business and heightened regulatory attention continues.
An
effective
financial
crime
prevention
framework
therefore
remains
essential.
We
continue
to
focus
on
enhancements to
our global
anti-money-laundering, know-your-client
and sanctions
frameworks and
have made
significant
investments
to
strengthen
such
frameworks.
Money
laundering
and
financial
fraud
techniques
are
becoming
increasingly
sophisticated,
and
heightened
geopolitical
volatility
makes
the
sanctions
landscape
more
complex. We
continue to
take into
consideration the
risks of
illicit finance
proceeds and
sanctions circumvention
typologies
stemming
from
geopolitical
developments,
political
changes
in
several
countries
and
evolving
armed
conflicts.
Operational risk
Cyber-related risk
remains elevated
due to
significant advances
in artificial
intelligence (AI)-enabled
cyber techniques
(including those emerging from
frontier AI models), reflecting a
dynamic and sophisticated threat
environment. We
remain
on
heightened
alert
and
continue
to
enhance
our
technology
infrastructure,
security
governance,
monitoring, detection, response and recovery capabilities.
Third-party
risks
remain
elevated
due
to
persistent
cyber
threats
and
supply
chain
dependencies
supporting
the
delivery of
critical services.
The evolving
threat landscape
and increasing
technological sophistication
continue to
drive enhancements to the third-party risk management framework to address emerging risks.
The
increasing
use
of
data-driven
processes
and
forms
of
AI,
including
generative
AI
and
machine
learning,
continues to introduce operational
risk considerations relating to
data life-cycle management, data
quality, model
risk, data ethics,
privacy, security, and
third-party risk. We
have established an
AI framework and
policy, including
risk appetite metrics and
controls to support the
mitigation of these risks.
We will continue to
refine the framework
as AI tooling evolves.

UBS Group third quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Capital management
The
disclosures
in
this
section
are
provided
for
UBS Group AG
on
a
consolidated
basis
and
focus
on
key
developments during
the reporting
period and
information in
accordance with
the Basel III
framework, as
applicable
to Swiss
systemically relevant
banks (SRBs).
They should
be read
in conjunction
with the
“Capital management”
section of
the UBS
Group Annual
Report 2025,
available under
“Annual reporting”
at
ubs.com/investors , which
provides more information about
our capital management objectives,
planning and activities, as
well as the Swiss
SRB total loss-absorbing capacity (TLAC) framework.
In Switzerland, the
amendments to the
Capital Adequacy Ordinance
(the CAO) that
incorporate the final
Basel III
standards into
Swiss law,
including the
new ordinances
containing the
implementing provisions
for the
revised CAO,
entered into force on 1 January 2025.
UBS Group AG is a
holding company conducting
substantially all of
its operations through
UBS AG and subsidiaries
thereof.
UBS Group AG
and
UBS AG
contribute
a
significant
portion
of
their
respective
capital
to,
and
provide
substantial liquidity to, such
subsidiaries. Many of these
subsidiaries are subject to
regulations requiring compliance
with minimum capital, liquidity and similar requirements.
›
Refer to the 30 September 2026 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about additional regulatory disclosures for UBS Group AG on a consolidated basis, as well as the significant regulated subsidiaries and sub-groups of UBS Group AG
›
Refer to the
UBS AG third
quarter 2026
report, available
under “Quarterly
reporting” at
ubs.com/investors , for more
information
about capital
and other regulatory
information
for UBS AG
consolidated,
in accordance
with the Basel
III
framework,
as applicable
to Swiss SRBs
We
are
subject
to
the
going
and
gone
concern
requirements
of
the
Swiss
CAO,
which
include
additional
requirements applicable to Swiss SRBs. The table below provides the risk-weighted asset (RWA)- and leverage ratio denominator (LRD)-based requirements and information as of 30 September 2026.

UBS Group third quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Swiss SRB going and gone concern requirements and information
As of 30.9.26 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital
15.18
1
75,323
5.08
1
80,751
Common equity tier 1 capital
10.82
2
53,663
3.58
3
56,884
of which: minimum capital
4.50
22,325
1.50
23,867
of which: buffer capital
5.72
28,358
2.08
33,016
of which: countercyclical buffer
0.44
2,203
Maximum additional tier 1 capital
4.37
2
21,660
1.50
23,867
of which: additional tier 1 capital
3.50
17,364
1.50
23,867
of which: additional tier 1 buffer capital
0.80
3,969
Eligible going concern capital
Total going concern capital
19.33
95,909
6.03
95,909
Common equity tier 1 capital
14.74
73,117
4.60
73,117
Total loss-absorbing additional tier 1 capital
4.59
4
22,792
1.43
22,792
of which: high-trigger loss-absorbing additional tier 1 capital
4.59
22,792
1.43
22,792
Required gone concern capital
Total gone concern loss-absorbing capacity
5,6,7
10.89
8
54,012
3.81
8
60,563
of which: base requirement including add-ons for market share and LRD
10.89
54,012
3.81
60,563
Eligible gone concern capital
Total gone concern loss-absorbing capacity
9
18.30
90,801
5.71
90,801
TLAC-eligible senior unsecured debt
18.30
90,800
5.71
90,800
Total loss-absorbing capacity
Required total loss-absorbing capacity
26.07
129,335
8.88
141,314
Eligible total loss-absorbing capacity
37.63
186,709
11.73
186,709
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
496,111
Leverage ratio denominator
1,591,152
1 Includes applicable add-ons of 1.88% for risk-weighted assets (RWA) and 0.58% for leverage ratio denominator (LRD). For the RWA-based requirement the add-on includes 0.86% for market share, 0.79% for LRD
and 0.22% reflecting a Pillar 2 capital add-on for the residual exposure (after collateral mitigation)
to hedge funds, private equity and family offices,
effective 1 January 2025. For the LRD-based requirement the add-
on includes 0.30% for market share and 0.28% for LRD.
2 Includes the Pillar 2 add-on for the residual exposure (after collateral mitigation) to hedge funds, private equity and family offices of 0.16% for CET1 capital
and 0.07% for AT1 capital,
effective 1 January 2025. For
AT1 capital under Pillar 1
requirements a maximum of
4.3% of AT1 capital can be
used to meet going
concern requirements; 4.37% includes the
aforementioned
Pillar 2 capital add-on.
3 Our CET1 leverage ratio requirement of 3.58% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.28% LRD add-on requirement and a 0.30% market share add-on requirement based on our Swiss credit business.
4 UBS meets its minimum going concern capital requirements
with CET1 capital and AT1 capital.
As UBS exceeds its minimum going concern requirements,
the actual available and eligible AT1 capital is above the AT1 capital used to meet the minimum requirements (which is capped at 4.37% as explained in footnote 2 above).
5 A maximum of 25% of the gone concern
requirements can be met
with instruments that have
a remaining maturity of
between one and two
years. Once at
least 75% of the
minimum gone concern requirement
has been met with
instruments that have a
remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.
6 Systemically important
banks (SIBs) are subject to
base gone concern capital
requirements equivalent to 75%
of the total going concern
requirements (excluding countercyclical
buffer requirements and the
Pillar 2 add-on).
7 The Swiss
Financial Market Supervisory
Authority (FINMA) has the
authority to impose a
surcharge of up to
25% of the total
going concern
capital requirements (excluding countercyclical
buffer requirements and the
Pillar 2
add-on) should obstacles to an SIB’s resolvability be identified in future resolvability assessments.
8 Includes applicable add-ons of 1.24% for RWA and 0.43% for LRD.
9 Includes an add-back of 45% of unrealized
gains from financial assets measured at fair value through other comprehensive income. Such gains do not qualify as CET1 capital, but 45% of these gains can be recognized as gone concern capital.
Additional capital requirements for UBS Group AG consolidated under current requirements
As a result
of the acquisition
of the Credit
Suisse Group in
2023, the capital
add-ons applicable to
UBS’s SRBs based
on
market
share
and
the
LRD
for
UBS
Group AG
consolidated
have
increased
commensurate
with
the
Group’s
increased
market
share
and
higher
LRD
after
the
acquisition.
Based
on
the
existing
regulations,
we
currently
estimate
that
this
will
add
around
USD 6bn
to
the
Group’s
tier 1
capital
requirement
over
the
phase-in
period,
which
commenced
on
1 January
2026
and
will
be
completed
by
1 January
2030.
Phase-in
requirements
are
composed of the
existing add-ons and
the phased-in increases.
As of 1 January
2026, the applicable
add-ons for
RWA-based requirements were 0.86% for increased
market share (1.44% on a fully
applied basis) and 0.79% for
higher
LRD
(1.08%
on
a
fully
applied
basis)
and
the
add-ons
for
the
LRD-based
requirements
were
0.30%
for
increased market share (0.50%
on a fully applied
basis) and 0.28% for
higher LRD (0.38% on
a fully applied basis).
As of 30 September
2026, the phase-in
of the higher
add-ons resulted in
increases of USD 1.1bn
and USD 1.2bn
in the Group’s tier 1 RWA- and LRD-based capital requirements, respectively.
Total loss-absorbing capacity
The table below provides Swiss
SRB going and gone concern
information based on the Swiss
SRB framework and
requirements
that
are
discussed
in
the
“Capital
management”
section
of
the
UBS
Group
Annual
Report
2025,
available under “Annual reporting” at
ubs.com/investors
.

UBS Group third quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Swiss SRB going and gone concern information
USD m, except where indicated 30.9.26 30.6.26 31.12.25
Eligible going concern capital
Total going concern capital
95,909
95,977
91,176
Total tier 1 capital
95,909
95,977
91,176
Common equity tier 1 capital
73,117
72,464
71,262
Total loss-absorbing additional tier 1 capital
22,792
23,513
19,914
of which: high-trigger loss-absorbing additional tier 1 capital
22,792
23,513
19,914
Eligible gone concern capital
Total gone concern loss-absorbing capacity
1
90,801
97,654
96,130
TLAC-eligible senior unsecured debt
90,800
97,651
96,105
Total loss-absorbing capacity
Total loss-absorbing capacity
186,709
193,631
187,307
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
496,111
503,923
493,397
Leverage ratio denominator
1,591,152
1,649,751
1,622,438
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio
19.3
19.0
18.5
of which: common equity tier 1 capital ratio
14.7
14.4
14.4
Gone concern loss-absorbing capacity ratio
18.3
19.4
19.5
Total loss-absorbing capacity ratio
37.6
38.4
38.0
Leverage ratios (%)
Going concern leverage ratio
6.0
5.8
5.6
of which: common equity tier 1 leverage ratio
4.6
4.4
4.4
Gone concern leverage ratio
5.7
5.9
5.9
Total loss-absorbing capacity leverage ratio
11.7
11.7
11.5
1 Includes an
add-back of
45% of unrealized
gains from
financial assets
measured at
fair value
through other
comprehensive income.
Such gains
do not
qualify as CET1
capital, but
45% of these
gains can
be
recognized as gone concern capital.
Total loss-absorbing capacity and movement
Our TLAC decreased by USD 6.9bn to USD 186.7bn in the third quarter of 2026.
Going concern capital and movement
Our
going
concern
capital
decreased
by
USD 0.1bn
to
USD 95.9bn.
Our
common
equity
tier 1
(CET1)
capital
increased by USD 0.7bn to USD 73.1bn,
mainly reflecting operating profit
before tax of USD 3.6bn, partly
offset by
dividend accruals of USD 0.9bn, negative foreign currency translation effects of USD 0.7bn, a USD 0.7bn negative
effect
from
compensation-
and
own-share-related
capital
components,
and
current
tax
expenses
of
USD 0.6bn.
Share repurchases of USD 1.8bn made under our 2026
share repurchase programs in the third quarter of
2026 did
not affect our CET1 capital position, as there was an identical reduction in the existing capital reserve for expected future share repurchases.
›
Refer to the “Share information and earnings per share” section of this report for more information about our share repurchase programs
Our
loss-absorbing
additional
tier 1
(AT1)
capital
decreased
by
USD 0.7bn
to
USD 22.8bn,
reflecting
negative
impacts from interest rate risk hedge, foreign currency translation and other effects.
Following the approval of a maximum amount
of conversion capital by UBS Group AG’s
shareholders at the 2024
Annual
General
Meeting,
AT1
capital
instruments
issued
from
the
beginning
of
the
fourth
quarter
of
2023
(excluding Deferred Contingent
Capital Plan awards)
are, upon the
occurrence of a
trigger event or
a viability event,
subject to conversion into UBS Group AG ordinary shares
rather than a write-down. AT1 capital instruments issued
prior to the fourth quarter of 2023 remain subject to a write-down.
Gone concern loss-absorbing capacity and movement
Our
total
gone
concern
loss-absorbing
capacity
decreased
by
USD 6.9bn
to
USD 90.8bn
and
largely
reflected
USD 90.8bn of TLAC-eligible senior unsecured debt instruments. The decrease was mainly driven by USD 9.7bn of
TLAC-eligible senior
unsecured debt
instruments (USD 9.8bn
in notional
amount) that
we repurchased
in September
2026, the
redemption
of
TLAC-eligible
senior
unsecured
debt
instruments
for
the
equivalent
of
USD 4.7bn
and
negative impacts from interest
rate risk hedge, foreign
currency translation and other
effects. These decreases were
partly
offset
by
new
issuances
of
TLAC-eligible
senior
unsecured
debt
instruments
totaling
the
equivalent
of
USD 11.1bn.
›
Refer to “Bondholder information” at
ubs.com/investors
for more information about the eligibility of capital and
senior unsecured debt instruments and about key features and terms and conditions of capital instruments

UBS Group third quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Loss-absorbing capacity and leverage ratios
Our
CET1
capital
ratio
increased
to
14.7%
from
14.4%,
reflecting
a
USD 7.8bn
decrease
in
RWA
and
the
aforementioned USD 0.7bn increase in CET1 capital.
›
Refer to “Risk-weighted assets” in this section for more information about RWA movements
Our
CET1
leverage
ratio
increased
to
4.6%
from
4.4%,
reflecting
a
USD 58.6bn
decrease
in
the
LRD
and
the
aforementioned USD 0.7bn increase in CET1 capital.
›
Refer to “Leverage ratio denominator” in this section for more information about LRD movements
Our going concern capital ratio increased to 19.3% from
19.0%, driven by the aforementioned decrease in RWA,
partly offset by a USD 0.1bn decrease in going concern capital.
Our going concern
leverage ratio
increased to 6.0%
from 5.8%, driven
by the aforementioned
decrease in the LRD,
partly offset by a USD 0.1bn decrease in going concern capital.
Our gone concern loss-absorbing capacity ratio decreased to 18.3% from
19.4%, reflecting a USD 6.9bn decrease
in gone concern loss-absorbing capacity, partly offset by the aforementioned decrease in RWA.
Our gone concern leverage ratio decreased to 5.7% from 5.9%, reflecting a USD 6.9bn decrease in gone concern loss-absorbing capacity, partly offset by the aforementioned decrease in the LRD.
Swiss SRB total loss-absorbing capacity movement
USD m
Going concern capital Swiss SRB
Common equity tier 1 capital as of 30.6.26
72,464
Operating profit / (loss) before tax
3,587
Current tax (expense) / benefit
(648)
Foreign currency translation effects, before tax
(674)
Compensation- and own-share-related capital components
(664)
Share repurchase program
(1,807)
Capital reserve for expected future share repurchases in 2026 / 2027
1,807
Accruals for expected dividends to shareholders for 2026
(938)
Other
(11)
Common equity tier 1 capital as of 30.9.26
73,117
Loss-absorbing additional tier 1 capital as of 30.6.26
23,513
Interest rate risk hedge, foreign currency translation and other effects
(721)
Loss-absorbing additional tier 1 capital as of 30.9.26
22,792
Total going concern capital as of 30.6.26
95,977
Total going concern capital as of 30.9.26
95,909
Gone concern loss-absorbing capacity
Add-back of unrealized gains from financial assets at FVOCI as of 30.6.26
3
Add-back of unrealized gains from financial assets at FVOCI as of 30.9.26
0
TLAC-eligible unsecured debt as of 30.6.26
97,651
Issuance of TLAC-eligible senior unsecured debt
11,084
Call of TLAC-eligible senior unsecured debt
(4,745)
Instruments repurchased
(9,656)
Interest rate risk hedge, foreign currency translation and other effects
(3,534)
TLAC-eligible unsecured debt as of 30.9.26
90,800
Total gone concern loss-absorbing capacity as of 30.6.26
97,654
Total gone concern loss-absorbing capacity as of 30.9.26
90,801
Total loss-absorbing capacity
Total loss-absorbing capacity as of 30.6.26
193,631
Total loss-absorbing capacity as of 30.9.26
186,709

UBS Group third quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital
USD m 30.9.26 30.6.26 31.12.25
Total equity under IFRS Accounting Standards
88,889
89,430
90,484
Equity attributable to non-controlling interests
(277)
(265)
(271)
Defined benefit plans, net of tax
(740)
(937)
(957)
Deferred tax assets recognized for tax loss carry-forwards
(2,113)
(2,265)
(2,434)
Deferred tax assets for unused tax credits
(620)
(785)
(827)
Deferred tax assets on temporary differences, excess over threshold
(1,009)
(948)
(1,242)
Goodwill, net of tax
1
(5,762)
(5,764)
(5,787)
Intangible assets, net of tax
(576)
(618)
(683)
Compensation-related components (not recognized in net profit)
(3,414)
(2,486)
(2,441)
Expected losses on advanced internal ratings-based portfolio less provisions
(707)
(639)
(876)
Unrealized (gains) / losses from cash flow hedges, net of tax
3,089
1,783
1,339
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax
981
1,367
1,660
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date
(78)
(70)
(65)
Prudential valuation adjustments
(204)
(176)
(148)
Accruals for dividends to shareholders for 2025
(3,449)
Accruals for expected dividends to shareholders for 2026
(2,813)
(1,875)
Capital reserve for expected future share repurchases in 2026 / 2027
(1,454)
(3,261)
(3,000)
Other
(77)
(29)
(40)
Total common equity tier 1 capital
73,117
72,464
71,262
1 Includes goodwill related to significant investments in financial institutions of USD 35m as of 30 September 2026 (USD 35m as of 30 June 2026, USD 34m as of 31 December 2025) presented on the balance sheet line Investments in associates.
Additional information
Sensitivity to currency movements
Risk-weighted assets
We estimate that a 10% depreciation
of the US dollar against other
currencies would have increased our RWA
by
USD 23bn and our
CET1 capital by USD 2.7bn
as of 30
September 2026 (30
June 2026: USD 24bn
and USD 2.7bn,
respectively) and decreased our CET1 capital ratio by 13 basis points (30 June 2026: 13 basis points). Conversely, a
10% appreciation of the US dollar against other currencies would have decreased our RWA by USD 21bn and our
CET1 capital by USD 2.4bn (30 June 2026: USD 21bn and USD 2.4bn, respectively) and increased our CET1 capital ratio by 12 basis points (30 June 2026: 13 basis points).
Leverage ratio denominator
We estimate that
a 10% depreciation
of the US
dollar against other
currencies would have
increased our LRD
by
USD 101bn
as
of
30
September
2026
(30
June
2026:
USD 105bn)
and
decreased
our
CET1
leverage
ratio
by
12 basis
points
(30
June
2026:
11 basis
points).
Conversely,
a
10%
appreciation
of
the
US
dollar
against
other
currencies would have
decreased our
LRD by
USD 92bn (30
June 2026: USD 95bn)
and increased our
CET1 leverage
ratio by 12 basis points (30 June 2026: 11 basis points).
The aforementioned
sensitivities do
not consider
foreign currency
translation effects
related to
defined benefit
plans
other than those related to the currency translation of the net equity of foreign operations.
›
Refer to “Active management of sensitivity to foreign exchange movements” in the “Capital management” section of the UBS Group Annual Report 2025, available under “Annual reporting” at ubs.com/investors , for more information

UBS Group third quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Risk-weighted assets
During the third quarter of 2026, RWA decreased by USD 7.8bn to USD 496.1bn, driven by a USD 4.7bn decrease from
currency
effects,
a
USD 2.8bn
decrease
resulting
from
asset
size
and
other
movements,
and
a
USD 0.2bn
decrease driven by model updates and methodology changes.
Movement in risk-weighted assets, by key driver
USD bn
RWA as of
30.6.26
Currency
effects
Model updates
and methodology
changes
Asset size and
other
1
RWA as of
30.9.26
Credit and counterparty credit risk
2
301.9
(4.4)
(0.2)
(2.1)
295.1
Non-counterparty-related risk
3
34.4
(0.3)
0.0
34.1
Market risk
32.3
(0.8)
31.5
Operational risk
135.4
135.4
Total
503.9
(4.7)
(0.2)
(2.8)
496.1
1 Includes the Pillar
3 categories “Asset
size”, “Credit quality of
counterparties”, “Acquisitions
and disposals” and “Other”.
For more information,
refer to the 30
September 2026 Pillar 3
Report, available under
“Pillar 3 disclosures” at ubs.com/investors.
2 Includes settlement risk, credit valuation adjustments, equity and investments in funds exposures in the banking book, and securitization exposures in the banking book.
3 Non-counterparty-related risk includes deferred tax assets arising from temporary differences, property, equipment, software and other items.
Credit and counterparty credit risk
Credit and counterparty
credit risk RWA
decreased by USD 6.7bn
to USD 295.1bn as
of 30 September
2026, driven
by
a
USD 4.4bn
decrease
from
currency
effects,
a
USD 2.1bn
decrease
resulting
from
asset
size
and
other
movements, and a USD 0.2bn decrease due to model updates and methodology changes.
Asset size and other movements by business division and Group Items:
–
Global
Wealth
Management
RWA
decreased
by
USD 2.9bn,
mainly
due
to
market-driven
movements
in
derivatives and lower RWA on loans and loan commitments.
–
Non-core
and
Legacy
RWA
decreased
by
USD 0.2bn,
primarily
driven
by
our
actions
to
actively
unwind
the
portfolio, in addition to the natural roll-off.
–
Group Items RWA
increased by USD 0.4bn,
mainly reflecting lower
allocation of high-quality
liquid assets from
Group Treasury to the business divisions.
–
Investment Bank RWA increased
by USD 0.4bn, primarily driven
by increases in loans
and loan commitments and
amounts due from banks, partly offset by market-driven movements in derivatives.
– Asset Management RWA increased by USD 0.2bn.
– Personal & Corporate Banking RWA increased by USD 0.1bn.
Model updates and methodology changes
resulted in an RWA decrease
of USD 0.2bn, mainly reflecting a
change
in the margin period of risk, partly offset by increases in RWA on private equity exposures.
›
Refer to the 30 September 2026 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information
›
Refer to “Credit risk” in the “Risk management and control” section of this report for more information
Market risk
Market risk
RWA decreased
by USD 0.8bn
to USD 31.5bn
in the
third quarter
of 2026,
primarily reflecting
asset
size and other movements, with a decrease in Group Treasury partly offset by an increase in the Investment Bank.
›
Refer to the 30 September 2026 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information
›
Refer to “Market risk” in the “Risk management and control” section of this report for more information

UBS Group third quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Operational risk
Operational risk RWA were unchanged at USD 135.4bn.
›
Refer to “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report for more information
Risk-weighted assets, by business division and Group Items
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Non-core and
Legacy
Group
Items
Total
RWA
30.9.26
Credit and counterparty credit risk
1
95.8
127.1
6.8
57.9
2.6
5.0
295.1
Non-counterparty-related risk
2
6.9
2.8
0.8
4.5
0.1
19.0
34.1
Market risk
0.6
0.0
27.8
0.7
2.4
31.5
Operational risk
59.4
17.2
6.1
25.4
24.0
3.3
135.4
Total
162.7
147.1
13.6
115.6
27.3
29.7
496.1
30.6.26
Credit and counterparty credit risk
1
99.5
130.3
6.6
58.1
2.8
4.6
301.9
Non-counterparty-related risk
2
7.1
2.9
0.8
4.6
0.1
18.8
34.4
Market risk
0.8
0.0
26.4
0.8
4.2
32.3
Operational risk
59.4
17.2
6.1
25.4
24.0
3.3
135.4
Total
166.8
150.3
13.5
114.6
27.7
31.0
503.9
30.9.26 vs 30.6.26
Credit and counterparty credit risk
1
(3.7)
(3.2)
0.2
(0.2)
(0.2)
0.4
(6.7)
Non-counterparty-related risk
2
(0.2)
(0.1)
0.0
(0.1)
0.0
0.1
(0.3)
Market risk
(0.2)
0.0
1.4
(0.2)
(1.8)
(0.8)
Operational risk
Total
(4.0)
(3.3)
0.1
1.1
(0.4)
(1.3)
(7.8)
1 Includes settlement risk, credit valuation adjustments,
equity and investments in funds exposures in
the banking book, and securitization exposures in
the banking book.
2 Non-counterparty-related risk includes
deferred tax assets arising
from temporary
differences (30 September 2026:
USD 18.5bn; 30 June 2026:
USD 18.3bn), as well as
property, equipment, software
and other items (30 September
2026: USD 15.6bn;
30 June 2026: USD 16.1bn).

UBS Group third quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Leverage ratio denominator
During the
third quarter
of 2026,
the LRD
decreased by
USD 58.6bn to
USD 1,591.2bn, driven
by a
USD 38.3bn
decrease from asset size and other movements and a USD 20.3bn decrease from currency effects.
Movement in leverage ratio denominator, by key driver
USD bn
LRD as of
30.6.26
Currency
effects
Asset size and
other
LRD as of
30.9.26
On-balance sheet exposures (excluding derivatives and securities financing transactions)
1,299.5
(18.6)
(15.2)
1,265.7
Derivative exposures
132.6
(0.2)
(12.5)
119.8
Securities financing transaction exposures
157.6
(0.7)
(11.1)
145.7
Off-balance sheet items
60.1
(0.7)
0.6
60.0
Total exposures
1,649.8
(20.3)
(38.3)
1,591.2
The LRD movements described below exclude currency effects.
On-balance sheet exposures (excluding derivatives and securities financing transactions) decreased by USD 15.2bn,
mainly due to
a decrease in
cash and balances
at central banks,
partly offset by
an increase in
lending assets, mainly
reflecting positive net new loans in Global Wealth Management and Personal & Corporate Banking.
Derivative exposures decreased
by USD 12.5bn, mainly
due to a
methodology change in
the calculation of
potential
future exposure, which primarily impacted certain short-dated derivatives in the Investment Bank.
Securities
financing
transaction
exposures
decreased
by
USD 11.1bn,
mainly
reflecting
lower
collateral
sourcing
requirements, partly offset by a net increase in cash reinvestments.
Off-balance
sheet
exposures
increased
by
USD 0.6bn,
mainly
due
to
forward
starting
reverse
repurchase
agreements, reflecting an
increase in business
activity, partly offset
by decreases in
irrevocable loan commitments
in Global Wealth Management, driven by higher utilization of credit lines.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
Leverage ratio denominator, by business division and Group Items
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items
Total
30.9.26
On-balance sheet exposures (excluding derivatives and securities financing transactions)
515.8
425.2
4.9
297.7
8.9
13.2
1,265.7
Derivative exposures
25.9
8.3
0.0
83.7
1.9
0.0
119.8
Securities financing transaction exposures
43.5
30.4
0.1
69.3
2.4
0.0
145.7
Off-balance sheet items
13.3
29.0
0.1
17.0
0.3
0.3
60.0
Total exposures
598.4
492.9
5.1
467.8
13.5
13.5
1,591.2
30.6.26
On-balance sheet exposures (excluding derivatives and securities financing transactions)
526.4
437.2
4.9
309.6
8.9
12.5
1,299.5
Derivative exposures
28.3
7.5
0.0
94.6
2.1
0.0
132.6
Securities financing transaction exposures
47.5
31.8
0.1
75.5
2.5
0.1
157.6
Off-balance sheet items
13.4
29.6
0.1
16.4
0.3
0.3
60.1
Total exposures
615.7
506.1
5.1
496.3
13.8
12.8
1,649.8
30.9.26 vs 30.6.26
On-balance sheet exposures (excluding derivatives and securities financing transactions)
(10.6)
(12.0)
0.0
(11.9)
0.0
0.7
(33.8)
Derivative exposures
(2.4)
0.8
0.0
(10.9)
(0.2)
0.0
(12.8)
Securities financing transaction exposures
(4.1)
(1.4)
0.0
(6.2)
(0.1)
(0.1)
(11.9)
Off-balance sheet items
(0.1)
(0.6)
0.0
0.6
0.0
0.0
(0.1)
Total exposures
(17.2)
(13.2)
0.0
(28.4)
(0.3)
0.7
(58.6)

UBS Group third quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Equity attribution
Under our equity attribution framework, tangible
equity is attributed based on equally
weighted average RWA and
average LRD, which both include resource allocations from our
Group functions to the business divisions. Average
RWA and LRD are converted to CET1 capital equivalents
using target capital ratios. If the attributed tangible equity calculated under the weighted-driver
approach is less than
the CET1 capital equivalent
of risk-based capital (RBC)
for any business division, the CET1
capital equivalent of RBC is used
as a floor for that business
division. The floor
was
applicable
for
Non-core
and
Legacy
in
all
of
the
periods
shown
below
and
was
applicable
for
Asset
Management in the first nine months of 2025.
In addition to
tangible equity, we
allocate equity to
the business divisions
to support goodwill and
intangible assets.
We
also
allocate
to
the
business
divisions
attributed
equity
related
to
CET1
capital
deduction
items
that
are
attributable to divisional activities, such
as compensation-related components or expected
losses on the advanced
internal ratings-based portfolio less provisions.
We attribute all remaining capital
deduction items to Group Items.
These
primarily
include
equity
related
to
deferred
tax
assets,
accruals
for
shareholder
returns,
and
unrealized
gains / losses from cash flow hedges.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about movements in equity attributable to shareholders
Average attributed equity
For the quarter ended As of or year-to-date
USD bn 30.9.26 30.6.26 30.9.25 30.9.26 30.9.25
Global Wealth Management
34.3
34.5
34.5
34.5
34.1
Personal & Corporate Banking
21.7
22.4
22.0
22.2
21.2
Asset Management
2.4
2.4
2.4
2.4
2.5
Investment Bank
19.3
19.8
18.5
19.5
18.2
Non-core and Legacy
2.6
2.7
4.5
2.9
5.9
Group Items
1
8.7
9.0
7.6
8.8
6.1
Average equity attributed to business divisions and Group Items
88.9
90.7
89.6
90.3
88.0
1 Includes average attributed equity related to capital deduction items for deferred tax assets, accruals for shareholder returns and unrealized gains / losses from cash flow hedges.

UBS Group third quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Liquidity and funding management

Liquidity and funding management
Strategy, objectives and governance
This section
provides liquidity
and funding
management information
and should
be read
in conjunction
with the
“Liquidity
and
funding
management”
section
of
the
UBS
Group
Annual
Report
2025,
available
under
“Annual
reporting”
at
ubs.com/investors
,
which
provides
more
information
about
the
Group’s
strategy,
objectives
and
governance in connection with liquidity and funding management.
Liquidity coverage ratio
The
quarterly
average
liquidity
coverage
ratio
(the
LCR)
of
the
UBS
Group
increased
1.4 percentage
points
to
178.7%,
remaining
above
the
prudential
requirement communicated
by
the
Swiss
Financial
Market
Supervisory
Authority (FINMA).
Average
net
cash
outflows
decreased
by
USD 11.4bn
to
USD 181.5bn,
primarily
reflecting
lower
outflows
from
customer deposits and higher net
inflows from securities financing
transactions, partly offset by lower
inflows from
lending
assets.
The
effect
of
the
decrease
in
net
cash
outflows
was
partly
offset
by
a
USD 17.5bn
decrease
in
average high-quality
liquid assets
to USD 324.3bn,

mainly reflecting
lower cash
available from
decreases in
customer
deposits, primarily from currency
effects, and in debt
issued at amortized cost,
partly offset by higher
cash available
from lower lending assets.
›
Refer to the 30 September 2026 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about the LCR
Liquidity coverage ratio
USD bn, except where indicated Average 3Q26
1
Average 2Q26
1
High-quality liquid assets
324.3
341.8
Net cash outflows
2
181.5
192.9
Liquidity coverage ratio (%)
3
178.7
177.3
1 Calculated based on an average of 66 data points in the third quarter of 2026 and 60 data points in the second quarter of 2026.
2 Represents the net cash outflows expected over a stress period of 30 calendar days.
3 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.
Net stable funding ratio
As
of
30 September
2026,
the
net
stable
funding ratio
(the
NSFR)
of
the
UBS
Group
decreased
0.3 percentage
points to 114.8%, remaining above the prudential requirement communicated by FINMA.
Available stable
funding decreased
by USD 11.5bn
to USD 888.8bn,
mainly driven
by lower
debt issued
at amortized
cost. Required stable funding decreased by USD 8.1bn to USD 774.4bn, mainly reflecting lower trading assets and a decrease in lending assets, primarily from currency effects.
›
Refer to the 30 September 2026 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about the NSFR
Net stable funding ratio
USD bn, except where indicated 30.9.26 30.6.26
Available stable funding
888.8
900.3
Required stable funding
774.4
782.5
Net stable funding ratio (%)
114.8
115.1

UBS Group third quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

Balance sheet and off-balance sheet
This section provides balance sheet and off-balance
sheet information and should be read in
conjunction with the
“Balance sheet
and off-balance
sheet” section
of the
UBS Group
Annual Report
2025, available
under “Annual
reporting” at ubs.com/investors
, which provides more
information about the balance
sheet and off-balance sheet
positions.
›
Refer to the “Balance sheet and off-balance sheet” section of the UBS Group 30 June 2026 Interim Report, available under “Quarterly reporting” at ubs.com/investors , for information about the developments of the balance sheet and off-balance sheet for 30 June 2026 vs 31 December 2025
Balances disclosed in this report represent quarter-end positions, unless indicated otherwise. Intra-quarter balances
fluctuate in the ordinary course of business and may differ from quarter-end positions.
Balance sheet assets
30 September 2026 vs 30 June 2026
Total
assets were
USD 1,655.2bn as
of 30
September 2026,
a decrease
of USD
52.1bn compared
with 30
June
2026.
Cash and balances at central
banks decreased by USD 19.8bn, mainly
driven by outflows from repurchases
and net
redemptions of
long-term debt
issued measured
at amortized
cost, as
well as
net maturities
of short-term
debt,
higher levels of
lending activity, net
changes in brokerage
payables and receivables,
and share repurchases,
partly
offset by
inflows resulting
primarily from
net roll-offs
of securities
financing transactions
and net
new customer
deposits.
Securities
financing
transactions
at
amortized
cost
decreased
by
USD 12.3bn,
mainly
reflecting
lower
collateral sourcing requirements, partly offset by a net increase in cash reinvestments.
Derivatives
and
cash
collateral
receivables
on
derivative
instruments
decreased
by
USD 5.6bn,
primarily
in
the
Investment Bank, reflecting roll-offs
and client-driven unwinding of trades,
partly offset by market-driven
increases.
Lending assets decreased by
USD 4.5bn, driven by
currency effects, partly offset
by positive net new
loans in Global
Wealth Management and Personal & Corporate Banking.
Assets
As of % change from
USD bn 30.9.26 30.6.26 31.12.25 30.6.26 31.12.25
Cash and balances at central banks
195.9
215.7
209.9
(9)
(7)
Lending
1
679.4
683.9
673.5
(1)
1
Securities financing transactions at amortized cost
71.3
83.6
83.7
(15)
(15)
Trading assets
176.1
179.2
174.7
(2)
1
Derivatives and cash collateral receivables on derivative instruments
238.9
244.5
189.3
(2)
26
Brokerage receivables
41.7
44.7
35.6
(7)
17
Other financial assets measured at amortized cost
70.5
72.3
71.9
(3)
(2)
Other financial assets measured at fair value
2
126.3
128.5
121.4
(2)
4
Non-financial assets
55.1
55.0
57.5
0
(4)
Total assets
3
1,655.2
1,707.3
1,617.4
(3)
2
1 Consists of Loans and advances to customers and Amounts due from banks.
2 Consists of Financial assets at fair value not held for trading and Financial assets measured at fair value through other comprehensive
income.
3 Includes total assets measured at fair value of USD 547.8bn as of 30 September
2026 (30 June 2026: USD 557.9bn, 31 December 2025: USD 492.6bn), of which USD
16.3bn (30 June 2026: USD 16.0bn,
31 December 2025: USD 14.5bn) were classified as Level 3.
Balance sheet liabilities
30 September 2026 vs 30 June 2026
Total liabilities were USD 1,566.3bn as
of 30 September 2026,
a decrease of USD 51.6bn
compared with 30 June
2026.
Debt
issued
designated
at
fair
value
and
long-term
debt
issued
measured
at
amortized
cost
decreased
by
USD 13.4bn,
mainly
due
to
repurchases
of
legacy
Credit
Suisse
senior
debt
instruments
and
net
redemptions.
Brokerage payables
decreased by
USD 11.9bn, primarily
reflecting lower
levels of
client activity,
as well
as higher
unit
of
account
netting.
Short-term
borrowings
decreased
by
USD 8.3bn,
mainly
reflecting
net
maturities
of
commercial paper and certificates
of deposit in Group
Treasury, as well
as lower amounts due
to banks, largely
in
Personal & Corporate Banking.

UBS Group third quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

Derivatives and
cash collateral
payables on
derivative instruments
decreased by
USD 8.1bn, predominantly
in the
Investment
Bank,
reflecting
the
same
drivers
as
on
the
asset
side.
Customer
deposits
decreased
by
USD 6.3bn,
driven by currency effects, partly offset by net
new deposit inflows in Global Wealth Management and
Personal &
Corporate Banking.
›
Refer to “Bondholder information” at
ubs.com/investors
for more information about capital and senior debt
instruments
›
Refer to the “Consolidated financial information” section of this report for more information
Liabilities and equity
As of
% change from
USD bn 30.9.26 30.6.26 31.12.25 30.6.26 31.12.25
Short-term borrowings
1,2
63.1
71.4
58.3
(12)
8
Securities financing transactions at amortized cost
21.0
20.4
16.2
3
30
Customer deposits
778.5
784.8
788.4
(1)
(1)
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2
286.1
299.5
294.6
(4)
(3)
Trading liabilities
57.9
61.9
53.7
(6)
8
Derivatives and cash collateral payables on derivative instruments
228.5
236.6
190.5
(3)
20
Brokerage payables
66.6
78.5
62.2
(15)
7
Other financial liabilities measured at amortized cost
15.4
17.1
15.9
(10)
(3)
Other financial liabilities designated at fair value
30.6
29.8
28.2
3
8
Non-financial liabilities
18.7
17.6
19.0
6
(2)
Total liabilities
3
1,566.3
1,617.9
1,526.9
(3)
3
Share capital
0.3
0.3
0.3
0
(2)
Share premium
6.2
5.9
9.2
4
(33)
Treasury shares
(9.5)
(7.8)
(7.9)
22
20
Retained earnings
88.9
86.0
82.7
3
7
Other comprehensive income
4
2.7
4.7
5.8
(43)
(54)
Total equity attributable to shareholders
88.6
89.2
90.2
(1)
(2)
Equity attributable to non-controlling interests
0.3
0.3
0.3
5
2
Total equity
88.9
89.4
90.5
(1)
(2)
Total liabilities and equity
1,655.2
1,707.3
1,617.4
(3)
2
1 Consists of short-term debt issued measured at amortized cost and Amounts due to banks, which includes amounts due to central banks.
2 The classification of debt issued measured at amortized cost into short-
term and long-term is based
on original contractual maturity,
and therefore long-term debt also
includes debt with a remaining
time to maturity of less
than one year.
This classification does not
consider any early
redemption features.
3 Includes total liabilities measured
at fair value of USD
465.5bn as of 30 September
2026 (30 June 2026: USD 490.8bn,
31 December 2025: USD 414.1bn), of
which USD 18.8bn (30 June
2026: USD 19.2bn,
31 December 2025: USD
19.4bn) were classified
as Level 3.
4 Excludes other comprehensive
income related to
defined benefit
plans and own
credit, which is
recorded directly in
Retained
earnings.
Equity
30 September 2026 vs 30 June 2026
Equity attributable to shareholders decreased by USD 552m to USD 88,613m as of 30 September 2026.
The net decrease
of USD 552m
was mainly driven
by net
treasury share activity
that reduced equity
by USD 1,707m,
predominantly due to the repurchasing of USD 1,807m of shares under our 2026 share repurchase programs.
This decrease was partly offset by
positive total comprehensive income attributable to shareholders of USD 902m,
reflecting a net profit of USD 2,690m
and negative other comprehensive income (OCI)
of USD 1,789m. OCI mainly
included
negative
cash
flow hedge
OCI
of
USD 1,320m,
negative OCI
related to
foreign currency
translation of
USD 718m and OCI related to own credit on
financial liabilities designated at fair value of
USD 386m. In addition,
deferred share-based
compensation awards
of USD 248m
were expensed
in the
income statement,
increasing share
premium.
›
Refer to the “Group performance” and “Consolidated financial information” sections of this report for more information
›
Refer to the “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital”
table in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
›
Refer to the “Share information and earnings per share”
section of this report for more information about our
share repurchase programs
Customer deposits, by currency
USD equivalent
All currencies of which: USD of which: CHF of which: EUR
USD bn 30.9.26 30.6.26 30.9.26 30.6.26 30.9.26 30.6.26 30.9.26 30.6.26
Customer deposits 778.5 784.8 303.0 297.8 334.2 342.6 70.7 72.8 of which: demand deposits 250.9 258.4 52.4 53.1 133.6 136.0 33.9 37.1 of which: retail savings / deposits 232.5 239.1 45.5 45.3 182.3 188.7 4.7 5.1 of which: sweep deposits 38.5 39.3 38.5 39.3 0.0 0.0 0.0 0.0 of which: time deposits 256.6 248.1 166.6 160.1 18.3 17.9 32.2 30.6

UBS Group third quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

Off-balance sheet
30 September 2026 vs 30 June 2026
Irrevocable loan commitments decreased by USD 3.9bn, primarily in Global Wealth Management, mainly driven by higher utilization of credit lines and currency effects. Forward starting reverse repurchase and securities borrowing
agreements increased
by USD 3.1bn,
predominantly reflecting
an increase
in levels
of business-division
activity in
short-dated securities financing transactions.
Off-balance sheet
As of % change from
USD bn
30.9.26 30.6.26 31.12.25 30.6.26 31.12.25
Guarantees
1
42.0
43.0
45.8
(2)
(8)
Irrevocable loan commitments
82.5
86.4
82.1
(4)
1
Committed unconditionally revocable credit lines
52.8
54.5
119.7
(3)
(56)
Forward starting reverse repurchase and securities borrowing agreements
12.9
9.8
10.7
32
20
1 Includes guarantees measured at fair value through profit or loss, shown net of sub-participations where applicable.
Share information and earnings per share
UBS Group AG
shares
are
listed
on
the
SIX
Swiss
Exchange
(SIX).
They
are
also
listed
on
the
New
York
Stock
Exchange (the NYSE) as
global registered shares. Each share
has a nominal value
of USD 0.10. Shares issued
were
unchanged in the third quarter of 2026 compared with the second quarter of 2026.
We held
248 million
shares as
of 30 September
2026, of
which 149
million shares
had been
acquired under
our
share repurchase programs for cancellation
purposes. The remaining 98 million
shares are primarily held to
hedge
our share delivery obligations related to employee share-based compensation and participation plans.
Treasury shares held increased
by 31 million shares
in the third quarter
of 2026. This largely
reflected 34.1 million
shares repurchased under our 2026 programs.
On
28 July
2026,
we
concluded
our
first
2026
share
repurchase
program.
Shares
acquired
under
this
program
totaled
68
million
for
a
total
acquisition
cost
of
USD 3,000m
(CHF 2,370m).
The
68
million
shares
repurchased
under this program will
be canceled by means
of a capital reduction,
subject to approval by
the shareholders at a
future Annual General Meeting (the AGM).
On 30 July
2026, we
started our
second 2026
share repurchase
program, under
which we
intend to
repurchase
USD 3bn of
shares by
the time
of the
publication of
our fourth-quarter
2026 results.
Shares acquired
under this
program totaled 29
million as of
30 September 2026 for
a total acquisition
cost of USD 1,506m (CHF 1,226m).
The
amount and
pace of
share repurchases
will remain
subject to
our short-term
financial performance
and outlook,
maintaining a common
equity tier 1 (CET1)
capital ratio of
around 14% and
further visibility on
the deliberations
by the Swiss Parliament on the capitalization of foreign subsidiaries.
Shares
acquired
under
our
2025
program
totaled
53 million
for
a
total
acquisition
cost
of
USD 2,000m
(CHF 1,602m). This program
concluded on 20 November
2025, and the
53 million shares
repurchased under this
program will be canceled by means of a capital reduction, pending approval by the shareholders at a future AGM.
›
Refer to the “Equity, CET1 capital and returns” table in the “Group performance” section of this report for more information about equity attributable to shareholders and tangible equity attributable to shareholders

UBS Group third quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Share information and earnings per share

Share information and earnings per share
As of or for the quarter ended As of or year-to-date
30.9.26 30.6.26 30.9.25 30.9.26 30.9.25
Basic and diluted earnings (USD m)
Net profit / (loss) attributable to shareholders for basic EPS
2,690
2,800
2,481
8,530
6,568
less: (profit) / loss on own equity derivative contracts
0
0
0
0
0
Net profit / (loss) attributable to shareholders for diluted EPS
2,690
2,800
2,481
8,530
6,568
.
Weighted average shares outstanding
Weighted average shares outstanding for basic EPS
1
3,050,124,860
3,083,783,162
3,144,628,677
3,075,630,047
3,166,974,365
Effect of dilutive potential shares resulting from notional employee shares, in-the-money options and warrants outstanding
2
131,661,034
119,213,328
132,586,726
130,022,483
138,233,562
Weighted average shares outstanding for diluted EPS
3,181,785,894
3,202,996,490
3,277,215,403
3,205,652,530
3,305,207,927
.
Earnings per share (USD)
Basic
0.88
0.91
0.79
2.77
2.07
Diluted
0.85
0.87
0.76
2.66
1.99
.
Shares outstanding and potentially dilutive instruments
Shares issued
3,277,805,164
3,277,805,164
3,341,581,714
3,277,805,164
3,341,581,714
Treasury shares
3
247,549,286
216,063,015
217,617,094
247,549,286
217,617,094
of which: related to the 2024 share repurchase program
63,776,550
63,776,550
of which: related to the 2025 share repurchase program
52,582,575
52,582,575
29,383,799
52,582,575
29,383,799
of which: related to the first 2026 share repurchase program
68,114,081
62,583,243
68,114,081
of which: related to the second 2026 share repurchase program
28,564,976
28,564,976
Shares outstanding
3,030,255,878
3,061,742,149
3,123,964,620
3,030,255,878
3,123,964,620
Potentially dilutive instruments
4
23,809,948
34,330,180
31,302,067
24,256,400
31,302,067
.
Other key figures
Total book value per share (USD)
29.24
29.12
28.78
29.24
28.78
Tangible book value per share (USD)
27.00
26.89
26.54
27.00
26.54
Share price (USD)
5
48.18
49.54
40.82
48.18
40.82
Market capitalization (USD m)
6
157,911
162,373
136,416
157,911
136,416
1 The weighted average shares outstanding for basic earnings per share (EPS) are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during
the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.
2 The weighted average number of shares
for notional employee awards with performance conditions
reflects all potentially dilutive shares that are expected
to vest under the terms of the awards.
3 Based on a settlement date view.
4 Reflects potential
shares that could dilute basic EPS in the future
but were not dilutive for any of the
periods presented. Mainly includes equity-based awards subject to absolute and relative performance conditions and equity derivative
contracts.
5 Represents the share price
as listed on the SIX
Swiss Exchange, translated
to US dollars using the closing
exchange rate as of the
respective date.
6 The calculation of
market capitalization reflects
total shares issued multiplied by the share price at the end of the period.
Ticker symbols UBS Group AG Security identification codes
Trading exchange SIX / NYSE Bloomberg Reuters ISIN CH0244767585
SIX Swiss Exchange UBSG UBSG SW UBSG.S Valoren 24 476 758
New York Stock Exchange UBS UBS UN UBS.N CUSIP CINS H42097 10 7

UBS Group third quarter 2026 report |
Consolidated financial information

Consolidated financial
information
Unaudited
The
accompanying
unaudited
interim
consolidated
financial
information
in
this
section
is
presented
for
UBS Group AG and its subsidiaries (together, the Group) on
a consolidated basis, unless otherwise specified, and is
presented in
US dollars.
This financial
information has
been prepared
in accordance
with UBS
Group accounting
policies as described in
“Note 1 Summary of
material accounting policies” to
the UBS Group consolidated
annual
financial
statements
for
the
year
ended
31 December
2025,
except
for
changes
described
in
“Note
1
Basis
of
accounting” in
the “Consolidated
financial statements”
section of
the UBS
Group 30 June
2026 Interim
Report.
These accounting policies are
consistent with IFRS Accounting
Standards, as issued by
the International Accounting
Standards Board
(the IASB).
The financial
information presented
is unaudited
and does
not constitute
an interim
financial report prepared in accordance with IAS 34, Interim Financial Reporting .

UBS Group third quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

UBS Group AG interim consolidated
financial information (unaudited)
Income statement
Year-to-date
USD m 30.9.26 30.9.25
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
20,286
21,176
Interest expense from financial instruments measured at amortized cost
(17,616)
(20,349)
Net interest income from financial instruments measured at fair value through profit or loss and other
4,461
4,748
Net interest income
7,132
5,575
Other net income from financial instruments measured at fair value through profit or loss
10,691
10,848
Fee and commission income
25,061
22,665
Fee and commission expense
(2,261)
(1,976)
Net fee and commission income
22,800
20,689
Other income 670
317
Total revenues 41,293
37,429
Credit loss expense / (release)
305
365
Personnel expenses
21,667
21,180
General and administrative expenses
5,953
6,067
Depreciation, amortization and impairment of non-financial assets 2,347 2,663
Operating expenses
29,967
29,911
Operating profit / (loss) before tax
11,021
7,153
Tax expense / (benefit)
2,456
561
Net profit / (loss)
8,566
6,592
Net profit / (loss) attributable to non-controlling interests
35
24
Net profit / (loss) attributable to shareholders
8,530
6,568
Earnings per share (USD)
Basic
2.77
2.07
Diluted
2.66
1.99

UBS Group third quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Statement of comprehensive income
Year-to-date
USD m 30.9.26 30.9.25
Comprehensive income attributable to shareholders
Net profit / (loss)
8,530
6,568
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax
(1,876)
5,457
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax
555
(2,263)
Foreign currency translation differences on foreign operations reclassified to the income statement
3
3
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement
(8)
(3)
Income tax relating to foreign currency translations, including the effect of net investment hedges
(34)
(5)
Subtotal foreign currency translation, net of tax
(1,360)
3,189
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax
(43)
9
Net realized (gains) / losses reclassified to the income statement from equity
(3)
0
Income tax relating to net unrealized gains / (losses)
(7)
0
Subtotal financial assets measured at fair value through other comprehensive income, net of tax
(53)
9
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax
(2,659)
681
Net (gains) / losses reclassified to the income statement from equity
503
903
Income tax relating to cash flow hedges
395
(299)
Subtotal cash flow hedges, net of tax
(1,762)
1,285
Cost of hedging
Cost of hedging, before tax
36
91
Income tax relating to cost of hedging
(2)
0
Subtotal cost of hedging, net of tax
34
91
Total other comprehensive income that may be reclassified to the income statement, net of tax
(3,140)
4,573
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax
(344)
20
Income tax relating to defined benefit plans
66
(27)
Subtotal defined benefit plans, net of tax
(278)
(6)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax
633
(414)
Income tax relating to own credit on financial liabilities designated at fair value
(4)
2
Subtotal own credit on financial liabilities designated at fair value, net of tax
629
(413)
Total other comprehensive income that will not be reclassified to the income statement, net of tax
350
(419)
Total other comprehensive income
(2,790)
4,154
Total comprehensive income attributable to shareholders
5,741
10,722
Comprehensive income attributable to non-controlling interests
Net profit / (loss)
35
24
Total other comprehensive income that will not be reclassified to the income statement, net of tax
12
30
Total comprehensive income attributable to non-controlling interests
47
53
Total comprehensive income
Net profit / (loss)
8,566
6,592
Other comprehensive income
(2,778)
4,184
of which: other comprehensive income that may be reclassified to the income statement
(3,140)
4,573
of which: other comprehensive income that will not be reclassified to the income statement
362
(389)
Total comprehensive income
5,788
10,776

UBS Group third quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Balance sheet
USD m 30.9.26 31.12.25
Assets
Cash and balances at central banks
195,856
209,858
Amounts due from banks
21,058
19,649
Receivables from securities financing transactions measured at amortized cost
71,262
83,656
Cash collateral receivables on derivative instruments
48,083
41,552
Loans and advances to customers
658,317
653,846
Other financial assets measured at amortized cost
70,456
71,897
Total financial assets measured at amortized cost
1,065,032
1,080,458
Financial assets at fair value held for trading
176,141
174,699
of which: assets pledged as collateral that may be sold or repledged by counterparties
37,277
44,627
Derivative financial instruments
190,851
147,778
Brokerage receivables
41,674
35,579
Financial assets at fair value not held for trading
106,373
107,575
Total financial assets measured at fair value through profit or loss
515,038
465,631
Financial assets measured at fair value through other comprehensive income
19,973
13,868
Investments in associates
2,305
2,332
Property, equipment and software
15,487
16,057
Goodwill and intangible assets
6,788
6,948
Deferred tax assets
11,123
11,525
Other non-financial assets
19,422
20,609
Total assets
1,655,168
1,617,427
Liabilities
Amounts due to banks
24,179
24,434
Payables from securities financing transactions measured at amortized cost
21,049
16,225
Cash collateral payables on derivative instruments
36,434
34,222
Customer deposits
778,458
788,367
Debt issued measured at amortized cost
206,594
214,706
Other financial liabilities measured at amortized cost
15,402
15,862
Total financial liabilities measured at amortized cost
1,082,116
1,093,816
Financial liabilities at fair value held for trading
57,891
53,700
Derivative financial instruments
192,095
156,243
Brokerage payables designated at fair value
66,562
62,202
Debt issued designated at fair value
118,387
113,794
Other financial liabilities designated at fair value
30,574
28,184
Total financial liabilities measured at fair value through profit or loss
465,509
414,123
Provisions and contingent liabilities
4,592
5,035
Other non-financial liabilities
14,062
13,970
Total liabilities
1,566,279
1,526,944
Equity
Share capital
328
334
Share premium
6,160
9,217
Treasury shares
(9,483)
(7,891)
Retained earnings
88,924
82,740
Other comprehensive income recognized directly in equity, net of tax
2,684
5,813
Equity attributable to shareholders
88,613
90,213
Equity attributable to non-controlling interests
277
271
Total equity
88,889
90,484
Total liabilities and equity
1,655,168
1,617,427

UBS Group third quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Additional information
Personnel expenses
Personnel expenses
Year-to-date
USD m 30.9.26 30.9.25
Salaries and variable compensation
1
18,569
17,773
of which: variable compensation – financial advisors
2
4,627
4,163
Contractors
159
228
Social security
1,299
1,262
Post-employment benefit plans
899
1,176
Other personnel expenses
741
741
Total personnel expenses
21,667
21,180
1 Includes role-based
allowances.
2 Financial advisor
compensation mainly
consists of cash
compensation, determined
using a
formulaic approach
based on production,
and deferred
awards. It
also includes
expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.
General and administrative expenses
General and administrative expenses
Year-to-date
USD m 30.9.26 30.9.25
Outsourcing costs
751
1,153
Technology costs
1,661
1,756
Consulting, legal and audit fees
591
945
Real estate and logistics costs
685
795
Market data services
484
514
Marketing and communication
332
405
Travel and entertainment
244
245
Litigation, regulatory and similar matters
1
352
(966)
Other
852
1,220
2
Total general and administrative expenses
5,953
6,067
1 Reflects the net increase /
(decrease) in provisions for litigation, regulatory
and similar matters recognized in the
income statement, as well as releases
of acquisition-related contingent liabilities measured
under
IFRS 3. Refer to "Litigation, regulatory and similar matters" in this section for more information.
2 Includes a USD 180m expense related to the payment to Swisscard for the sale of the Credit Suisse card portfolios to UBS. Refer to “Note 28 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial statements” section of the UBS Group Annual Report 2025 for more information.
Expected credit loss measurement
a) Changes to ECL models, scenarios and scenario weights
Scenarios and scenario weights
The expected credit loss (ECL)
scenarios and scenario weights applied
by UBS in the first
nine months of 2026 were
in line with those applied in the UBS Group Annual Report 2025. All of the scenarios have been updated based on the latest macroeconomic forecasts
as of 30 September 2026.
The current scenario suite,
together with the applied
scenario
weightings
and
the
level
of
post-model
adjustments,
is
deemed
appropriate
to
sufficiently
capture
prevailing macroeconomic and geopolitical uncertainties. The assumptions on a calendar-year basis are included in the table below.

UBS Group third quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Expected credit loss measurement (continued)
The
baseline
scenario
was
updated
with
the
latest
macroeconomic
forecasts
as
of
30 September
2026.
Global
growth and
inflation forecasts
reflect higher
energy prices
and the
associated uncertainty.
However, the
boom in
artificial intelligence
(AI) is
expected to
provide a
meaningful offset.
In the
US growth is
expected to
be relatively
resilient, although inflation is
expected to remain above
target in 2026 before
moving toward the target
in 2027.
In
the
Eurozone
the
Middle
East
conflict
has
weakened
confidence
and
pushed
up
energy
prices;
nevertheless,
growth has remained stronger
than expected. Swiss gross
domestic product (GDP) growth
has also proven resilient,
supported by robust exports and domestic demand
in the second quarter. Although this
momentum is expected to
moderate in the coming months, the slightly negative output gap is nevertheless projected to close by year-end.
Compared
with
the
January
2026
baseline,
US
GDP
growth
projections
for
2026
were
slightly
revised
upward,
reflecting stronger-than-expected
economic performance
in the
first three
quarters of
the year,
while projections
for 2027
have remained
broadly unchanged.
In the
Eurozone the
Middle East
conflict has
contributed to
higher
inflation but has
had only a
moderate impact on
the annual growth
expectations for 2026
and 2027. In
Switzerland
2026
GDP
growth
is
expected
to
be
higher
than
in
the
January
baseline,
supported
by
stronger-than-expected
performance in
the second
quarter, although
inflation in
2026 is
also projected
to be
higher. Equity
forecasts for
2026
have
been
revised
upward
across
developed
economies,
supported
by
strong
earnings
growth.
Resilient
macroeconomic conditions,
supportive fiscal
policies and
continued AI
investment are
expected to
sustain profit
growth, particularly in the technology sector. Oil price forecasts for 2026 and 2027 have been adjusted upward to reflect developments in the Middle East.
The downside scenario set remains unchanged,
with the global trade war remaining
the binding scenario and the
moderate
stagflation
crisis
remaining
the
secondary
downside
scenario.
Although
the
underlying
narratives
are
unchanged,
Brent
oil
price
shocks
have
been
adjusted
to
ensure
a
consistent
approach
across
the
downside
scenarios.
Comparison of shock factors
Baseline
Key parameters 2025 2026 2027
Real GDP growth (annual percentage change)
US
2.3
2.4
2.1
Eurozone
1.3
0.8
1.2
Switzerland
1.6
2.2
1.2
Unemployment rate (%, annual average)
US
4.3
4.2
4.4
Eurozone
6.3
6.4
6.3
Switzerland
2.8
3.1
3.0
Fixed income: 10-year government bonds (%, Q4)
USD
4.2
5.3
5.4
EUR
2.9
3.6
3.7
CHF
0.3
0.6
0.7
Real estate (annual percentage change, Q4)
US
1.3
1.8
3.1
Eurozone
5.0
3.6
3.4
Switzerland
3.8
3.5
2.5
Economic scenarios and weights applied
Assigned weights in %
ECL scenario 30.9.26 31.12.25 30.9.25
Asset price appreciation
5.0
5.0
5.0
Baseline
50.0
50.0
50.0
Moderate stagflation crisis
30.0
30.0
30.0
Global trade war
15.0
15.0
0.0
Global crisis
0.0
0.0
15.0

UBS Group third quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Expected credit loss measurement (continued)
b) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions
The following tables provide
information about financial instruments
and certain non-financial instruments
that are
subject
to
ECL
requirements.
For
amortized-cost
instruments,
the
carrying
amount
represents
the
maximum
exposure to credit
risk, taking into
account the allowance
for credit losses.
Financial assets measured
at fair value
through other comprehensive income (FVOCI) are
also subject to ECL; however, unlike amortized-cost
instruments,
the allowance for
credit losses for
FVOCI instruments does
not reduce the
carrying amount of
these financial assets.
Instead, the carrying
amount of financial
assets measured at
FVOCI represents the
maximum exposure to
credit risk.
In addition to recognized financial assets,
certain off-balance sheet financial instruments and
other credit lines are
also subject to
ECL. The maximum
exposure to credit
risk for off-balance
sheet financial instruments
is calculated
based on notional amounts.
ECL-relevant balance sheet and off-balance sheet positions
USD m 30.9.26
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
2
Cash and balances at central banks
195,856
195,833
19
0
3
(89)
0
(27)
0
(61)
Amounts due from banks
21,058
20,819
234
5
0
(3)
(2)
(2)
0
0
Receivables from securities financing transactions measured at amortized cost
71,262
71,262
0
0
0
(2)
(2)
0
0
0
Cash collateral receivables on derivative instruments
48,083
48,083
0
0
0
0
0
0
0
0
Loans and advances to customers
658,317
626,731
26,755
4,286
544
(2,444)
(358)
(265)
(1,560)
(261)
of which: Private clients with mortgages
281,112
267,922
11,533
1,595
63
(133)
(39)
(21)
(74)
0
of which: Real estate financing
91,595
84,280
7,030
253
32
(55)
(23)
(24)
(7)
(1)
Total real estate lending
372,707
352,202
18,562
1,849
94
(188)
(61)
(45)
(81)
(1)
of which: Large corporate clients
25,150
21,503
2,996
629
22
(617)
(115)
(90)
(290)
(122)
of which: SME clients
22,304
18,160
2,675
1,087
382
(1,114)
(80)
(80)
(889)
(65)
Total corporate lending
47,454
39,663
5,671
1,716
404
(1,731)
(195)
(170)
(1,179)
(186)
of which: Lombard
166,987
166,611
0
374
2
(47)
(7)
0
(34)
(5)
of which: Credit cards
2,560
1,958
551
51
0
(53)
(7)
(13)
(33)
0
of which: Commodity trade finance
6,314
6,243
68
3
0
(86)
(4)
0
(82)
0
of which: Ship / aircraft financing
9,048
8,144
841
62
0
(13)
(7)
(6)
0
0
of which: Consumer financing
2,921
2,670
121
86
43
(144)
(28)
(26)
(95)
4
of which: Other loans and advances to customers
50,325
49,240
941
145
0
(183)
(49)
(5)
(56)
(73)
Total other lending
238,155
234,866
2,522
721
46
(526)
(102)
(49)
(300)
(74)
Other financial assets measured at amortized cost
70,456
68,543
1,664
247
2
(130)
(30)
(14)
(86)
0
of which: Loans to financial advisors
3,082
2,927
72
83
0
(32)
(4)
(1)
(27)
0
Total financial assets measured at amortized cost
1,065,032
1,031,272
28,672
4,538
549
(2,668)
(392)
(308)
(1,646)
(322)
Financial assets measured at fair value through other comprehensive income
19,973
19,973
0
0
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
1,085,005
1,051,245
28,672
4,538
549
(2,668)
(392)
(308)
(1,646)
(322)
Notional exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
2
Guarantees
43,318
41,288
1,868
161
2
(87)
(14)
(21)
(52)
0
of which: Large corporate clients
7,243
6,135
1,064
42
2
(20)
(6)
(5)
(8)
0
of which: SME clients
3,188
2,751
360
76
0
(43)
(3)
(15)
(25)
0
of which: Financial intermediaries and hedge funds
24,672
24,322
332
18
0
(1)
(1)
0
0
0
of which: Lombard
3,191
3,167
0
24
0
(2)
0
0
(2)
0
of which: Commodity trade finance
0
0
0
0
0
0
0
0
0
0
Irrevocable loan commitments
82,531
77,969
4,011
531
21
(292)
(128)
(78)
(82)
(3)
of which: Large corporate clients
49,868
46,042
3,406
400
21
(250)
(102)
(75)
(69)
(3)
Forward starting reverse repurchase and securities borrowing agreements
12,906
12,906
0
0
0
0
0
0
0
0
Committed unconditionally revocable credit lines
52,820
49,213
3,482
125
0
(51)
(40)
(10)
0
0
of which: Private clients with mortgages
1,710
1,434
274
2
0
(1)
(1)
0
0
0
of which: Real estate financing
6,510
5,477
1,033
0
0
(4)
(4)
0
0
0
Total real estate lending
8,221
6,910
1,308
3
0
(5)
(5)
0
0
0
of which: Large corporate clients
9,533
8,818
710
4
0
(1)
(1)
0
0
0
of which: SME clients
10,476
9,798
564
114
0
(29)
(22)
(7)
0
0
Total corporate lending
20,009
18,617
1,274
119
0
(30)
(23)
(7)
0
0
of which: Lombard
2,259
2,259
0
0
0
0
0
0
0
0
of which: Credit cards
12,362
11,726
634
3
0
(9)
(6)
(2)
0
0
of which: Other off-balance sheet commitments
9,969
9,701
267
1
0
(7)
(6)
(1)
0
0
Total other lending
24,591
23,686
901
4
0
(16)
(13)
(4)
0
0
Irrevocable committed prolongation of existing loans
10,181
9,855
322
3
0
(5)
(5)
0
0
0
Total off-balance sheet financial instruments and other credit lines
201,756
191,231
9,683
820
23
(435)
(187)
(110)
(135)
(3)
Total allowances and provisions
(3,103)
(579)
(418)
(1,781)
(326)
1 The carrying
amount of financial
assets measured at
amortized cost represents
the total gross
exposure net of
the respective ECL
allowances.
2 Positive
amounts in these
columns are representative
of a net
improvement in credit quality since the acquisition of the respective financial instrument.

UBS Group third quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Expected credit loss measurement (continued)
ECL-relevant balance sheet and off-balance sheet positions
USD m 31.12.25
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
2
Cash and balances at central banks
209,858
209,606
21
0
231
(81)
0
(29)
0
(52)
Amounts due from banks
19,649
19,525
124
0
0
(14)
(9)
(5)
0
0
Receivables from securities financing transactions measured at amortized cost
83,656
83,656
0
0
0
(1)
(1)
0
0
0
Cash collateral receivables on derivative instruments
41,552
41,552
0
0
0
0
0
0
0
0
Loans and advances to customers
653,846
624,137
25,155
3,947
607
(2,490)
(353)
(271)
(1,629)
(237)
of which: Private clients with mortgages
287,424
276,377
9,599
1,400
49
(124)
(44)
(18)
(55)
(6)
of which: Real estate financing
92,334
86,954
5,261
111
8
(67)
(26)
(30)
(11)
0
Total real estate lending
379,758
363,331
14,860
1,511
57
(191)
(70)
(48)
(66)
(6)
of which: Large corporate clients
26,752
22,954
2,886
700
213
(762)
(116)
(94)
(413)
(139)
of which: SME clients
23,805
19,883
2,521
1,238
163
(1,068)
(80)
(81)
(872)
(36)
Total corporate lending
50,557
42,837
5,407
1,938
376
(1,830)
(196)
(175)
(1,285)
(175)
of which: Lombard
165,320
164,874
169
212
64
(64)
(6)
0
(27)
(31)
of which: Credit cards
2,408
1,860
501
47
0
(48)
(7)
(12)
(29)
0
of which: Commodity trade finance
4,849
3,570
1,274
5
0
(94)
(8)
0
(80)
(6)
of which: Ship / aircraft financing
8,753
7,609
1,025
119
0
(17)
(9)
(8)
0
0
of which: Consumer financing
2,966
2,677
130
92
67
(136)
(19)
(24)
(92)
0
of which: Other loans and advances to customers
39,235
37,379
1,789
23
43
(110)
(38)
(4)
(50)
(19)
Total other lending
223,531
217,969
4,888
498
174
(469)
(87)
(48)
(278)
(56)
Other financial assets measured at amortized cost
71,897
70,427
1,247
220
3
(124)
(29)
(9)
(86)
0
of which: Loans to financial advisors
2,716
2,567
53
95
0
(34)
(3)
(1)
(30)
0
Total financial assets measured at amortized cost
1,080,458
1,048,903
26,546
4,167
841
(2,711)
(392)
(314)
(1,715)
(289)
Financial assets measured at fair value through other comprehensive income
13,868
13,868
0
0
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
1,094,326
1,062,771
26,546
4,167
841
(2,711)
(392)
(314)
(1,715)
(289)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
2
Guarantees
47,102
45,512
1,448
120
22
(50)
(15)
(22)
(13)
0
of which: Large corporate clients
7,388
6,446
916
17
9
(17)
(7)
(6)
(4)
0
of which: SME clients
3,134
2,834
228
67
5
(24)
(5)
(15)
(4)
0
of which: Financial intermediaries and hedge funds
29,411
29,288
123
0
0
(1)
(1)
0
0
0
of which: Lombard
3,537
3,505
1
31
0
(2)
0
0
(1)
0
of which: Commodity trade finance
2,252
2,152
100
0
0
(1)
(1)
0
0
0
Irrevocable loan commitments
82,122
77,976
3,938
174
35
(227)
(114)
(77)
(27)
(9)
of which: Large corporate clients
50,000
46,556
3,292
118
35
(184)
(91)
(72)
(19)
(2)
Forward starting reverse repurchase and securities borrowing agreements
10,723
10,723
0
0
0
0
0
0
0
0
Unconditionally revocable loan commitments
119,679
115,982
3,449
248
0
(67)
(51)
(16)
0
0
of which: Private clients with mortgages
1,869
1,643
216
10
0
(1)
(1)
0
0
0
of which: Real estate financing
6,433
5,291
1,041
101
0
(3)
(5)
1
0
0
Total real estate lending
8,302
6,934
1,257
111
0
(4)
(6)
1
0
0
of which: Large corporate clients
11,393
10,737
650
6
0
(15)
(7)
(6)
(2)
0
of which: SME clients
11,814
11,278
418
118
0
(31)
(24)
(7)
0
0
Total corporate lending
23,207
22,015
1,068
124
0
(46)
(31)
(13)
(2)
0
of which: Lombard
60,500
60,435
63
1
0
0
0
0
0
0
of which: Credit cards
12,943
12,361
578
4
0
(9)
(7)
(2)
0
0
of which: Other off-balance sheet commitments
14,727
14,237
483
8
0
(8)
(7)
(2)
2
0
Total other lending
88,170
87,033
1,124
13
0
(17)
(14)
(4)
2
0
Irrevocable committed prolongation of existing loans
8,178
8,141
32
5
0
(3)
(3)
0
0
0
Total off-balance sheet financial instruments and other credit lines
267,803
258,333
8,867
546
57
(347)
(184)
(115)
(40)
(9)
Total allowances and provisions
(3,058)
(576)
(428)
(1,756)
(298)
1 The
carrying amount of
financial assets measured
at amortized cost
represents the total
gross exposure net
of the respective
ECL allowances.
2 Positive
amounts in these
columns are representative
of a net
improvement in credit quality since the acquisition of the respective financial instrument.

UBS Group third quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Expected credit loss measurement (continued)
The table below
provides information about
the exposures subject to
ECL and the
ECL coverage ratio
for UBS’s core
loan portfolios (i.e.
Loans and
advances to customers
and
Loans to financial
advisors
) and relevant
off-balance sheet
exposures.
Cash and
balances at
central
banks
,
Amounts due
from
banks
,
Receivables from
securities
financing
transactions ,
Cash
collateral
receivables
on
derivative
instruments
and
Financial
assets
measured
at
fair
value
through other comprehensive income
are not included in the table below, due to their lower sensitivity to ECL.
ECL coverage ratios are
calculated by dividing ECL
allowances and provisions by
the gross carrying amount
of the
corresponding on-balance sheet exposures or by the notional amount of the off-balance sheet exposures.
The overall coverage
ratio for performing
positions increased by
1 basis point to
11 basis points as
of 30 September
2026. Compared with
31 December 2025,
the coverage ratio
for performing
positions related to
real estate lending
(on-balance
sheet)
was unchanged
at 3 basis
points, and
the coverage
ratio
for performing
positions related
to
corporate lending (on-balance sheet) increased by 4 basis points to 80 basis points.
Coverage ratios for core loan portfolio
30.9.26
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stages 1&2 Stage 3 PCI
Private clients with mortgages
281,246
267,960
11,554
1,669
63
5
1
18
2
442
0
Real estate financing
91,649
84,303
7,054
261
32
6
3
34
5
279
161
Total real estate lending
372,895
352,263
18,608
1,930
95
5
2
24
3
420
53
Large corporate clients
25,767
21,618
3,086
919
144
239
53
292
83
3,159
8,465
SME clients
23,418
18,240
2,755
1,976
447
476
44
290
76
4,499
1,444
Total corporate lending
49,185
39,858
5,841
2,895
591
352
49
291
80
4,074
3,156
Lombard
167,034
166,618
0
408
8
3
0
0
0
840
6,923
Credit cards
2,613
1,965
564
84
0
204
38
233
81
3,890
0
Commodity trade finance
6,400
6,247
68
84
0
134
7
1
7
9,696
0
Ship / aircraft financing
9,061
8,151
847
62
0
14
9
69
14
0
0
Consumer financing
3,065
2,698
151
178
38
469
103
1,707
188
5,338
0
Other loans and advances to customers
50,508
49,289
942
205
74
36
10
50
11
2,746
9,987
Loans to financial advisors
3,114
2,931
73
111
0
104
13
152
16
2,477
0
Total other lending
241,795
237,899
2,645
1,132
120
23
4
191
7
2,892
6,195
Total
1
663,875
630,020
27,093
5,957
805
37
6
98
10
2,665
3,243
Notional exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stages 1&2 Stage 3 PCI
Private clients with mortgages
13,926
13,321
599
6
0
4
4
6
4
0
0
Real estate financing
8,464
7,422
1,042
0
0
7
11
0
7
0
0
Total real estate lending
22,390
20,743
1,641
6
0
5
7
0
5
0
0
Large corporate clients
67,162
61,514
5,180
446
23
40
18
151
29
1,739
1,535
SME clients
15,305
13,943
1,041
321
0
54
22
256
38
765
0
Total corporate lending
82,467
75,457
6,221
767
23
43
19
168
30
1,331
1,535
Lombard
7,257
7,233
0
24
0
4
1
0
1
648
0
Credit cards
12,362
11,726
634
3
0
7
5
37
7
0
0
Commodity trade finance
1,156
1,156
0
0
0
0
3
0
3
0
0
Ship / aircraft financing
1,331
1,298
33
0
0
10
2
338
10
0
0
Consumer financing
150
150
0
0
0
0
0
0
0
0
0
Financial intermediaries and hedge funds
35,268
34,478
771
18
0
1
1
3
1
0
0
Other off-balance sheet commitments
26,467
26,083
383
1
0
21
8
11
8
0
0
Total other lending
83,992
82,125
1,821
47
0
8
4
23
4
7,055
0
Total
2
188,850
178,325
9,683
820
23
23
11
110
16
1,646
1,535
Total on- and off-balance sheet
3
852,725
808,345
36,776
6,777
828
34
7
101
11
2,542
3,196
1 Includes Loans and
advances to customers
and Loans to financial
advisors, which are
presented on the balance
sheet line Other financial
assets measured at
amortized cost.
2 Excludes Forward starting
reverse
repurchase and securities borrowing agreements.
3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related
ECL coverage ratio (bps).

UBS Group third quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Expected credit loss measurement (continued)
Coverage ratios for core loan portfolio
31.12.25
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stages 1&2 Stage 3 PCI
Private clients with mortgages
287,548
276,421
9,617
1,455
55
4
2
19
2
380
1,162
Real estate financing
92,401
86,979
5,292
122
8
7
3
57
6
871
540
Total real estate lending
379,949
363,401
14,908
1,577
64
5
2
32
3
418
1,079
Large corporate clients
27,514
23,069
2,980
1,113
352
277
50
315
80
3,711
3,956
SME clients
24,873
19,964
2,602
2,109
198
429
40
310
71
4,132
1,793
Total corporate lending
52,387
43,033
5,581
3,222
550
349
46
313
76
3,986
3,177
Lombard
165,384
164,880
169
239
95
4
0
0
0
1,140
3,246
Credit cards
2,456
1,867
513
76
0
197
37
234
80
3,867
0
Commodity trade finance
4,943
3,584
1,274
86
0
190
22
2
17
9,379
0
Ship / aircraft financing
8,771
7,618
1,033
119
0
20
12
77
20
0
0
Consumer financing
3,102
2,696
154
184
68
439
70
1,590
152
5,012
58
Other loans and advances to customers
39,344
37,402
1,792
73
77
28
10
17
10
6,779
2,484
Loans to financial advisors
2,750
2,571
54
125
0
125
12
141
15
2,431
0
Total other lending
226,750
220,618
4,990
903
239
22
4
97
6
3,425
2,328
Total
1
659,086
627,051
25,479
5,702
853
38
6
107
10
2,911
2,782
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stages 1&2 Stage 3 PCI
Private clients with mortgages
13,016
12,757
245
13
0
3
2
16
3
0
0
Real estate financing
7,743
6,591
1,051
101
0
7
13
0
7
0
0
Total real estate lending
20,758
19,348
1,296
114
0
4
6
0
4
0
0
Large corporate clients
68,798
63,753
4,860
141
43
31
17
173
28
1,718
377
SME clients
16,511
15,531
732
242
5
46
23
386
39
275
9,581
Total corporate lending
85,308
79,284
5,592
383
48
34
18
201
30
807
1,353
Lombard
65,395
65,298
64
33
0
2
0
0
0
2,151
0
Credit cards
12,943
12,361
578
4
0
7
6
34
7
0
0
Commodity trade finance
2,613
2,512
101
0
0
5
5
6
5
0
0
Ship / aircraft financing
1,968
1,770
198
0
0
11
2
89
11
0
0
Consumer financing
153
153
0
0
0
0
0
0
0
0
0
Financial intermediaries and hedge funds
34,281
33,880
401
0
0
1
1
5
1
0
0
Other off-balance sheet commitments
33,659
33,004
635
12
8
6
5
19
5
1,781
2,438
Total other lending
151,013
148,978
1,978
48
8
3
2
26
2
1,882
2,438
Total
2
257,080
247,610
8,867
546
57
13
7
129
12
733
1,510
Total on- and off-balance sheet
3
916,166
874,662
34,346
6,248
910
31
6
112
10
2,720
2,703
1 Includes Loans and advances
to customers and Loans to
financial advisors, which are
presented on the balance sheet
line Other financial assets measured
at amortized cost.
2 Excludes Forward starting
reverse
repurchase and securities borrowing agreements.
3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related
ECL coverage ratio (bps).

UBS Group third quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities
a) Provisions and contingent liabilities
The table below presents an overview of total provisions and contingent liabilities.
Overview of total provisions and contingent liabilities
USD m 30.9.26 31.12.25
Provisions related to expected credit losses (IFRS 9, Financial Instruments )
1
435
347
Provisions related to Credit Suisse loan commitments (IFRS 3, Business Combinations )
185
371
Provisions related to litigation, regulatory and similar matters (IAS 37, Provisions, Contingent Liabilities and Contingent Assets )
2,108
2,200
Acquisition-related contingent liabilities resulting from litigation, regulatory and similar matters (IFRS 3, Business Combinations )
300
531
Restructuring, real-estate and other provisions (IAS 37, Provisions, Contingent Liabilities and Contingent Assets )
1,565
1,586
Total provisions and contingent liabilities
4,592
5,035
1 Refer to “Expected credit loss measurement” in this section for more information about ECL provisions recognized for off-balance sheet financial instruments and credit lines.
The table below presents additional
information for provisions under IAS 37,
Provisions, Contingent Liabilities and
Contingent Assets .
Additional information for provisions under IAS 37, Provisions, Contingent Liabilities and Contingent Assets
USD m
Litigation,
regulatory and
similar matters
1
Restructuring
2
Real estate
3
Other
4
Total
Balance as of 31 December 2025 2,200
891
245
449
3,785
Increase in provisions recognized in the income statement 617
1,077
4
88
1,786
Release of provisions recognized in the income statement (173)
(111)
(13)
(62)
(360)
Provisions used in conformity with designated purpose (654)
(905)
(10)
(68)
(1,638)
Reclassifications 134
5
0
0
0
134
Foreign currency translation and other movements (15)
(32)
0
12
(36)
Balance as of 30 September 2026
2,108
919
226
419
3,672
1 Consists of
provisions for
losses resulting
from legal,
liability and
compliance risks.
2 Mainly includes
USD 562m of
personnel-related restructuring
provisions as
of 30 September
2026 (31 December
2025:
USD 493m), USD 214m of provisions for onerous contracts related to real estate as of 30 September 2026 (31 December 2025: USD 270m) and
USD 100m of restructuring provisions for onerous contracts related to technology as of 30 September 2026 (31 December 2025: USD 128m).
3 Mainly includes provisions for reinstatement costs with respect to leased properties.
4 Mainly includes provisions in relation to employee
benefits, VAT,
onerous contracts related to technology, and operational risks.
5 Includes reclassifications between IFRS 3 contingent liabilities and IAS 37 provisions.
Information about provisions and contingent
liabilities with respect to litigation,
regulatory and similar matters, as
a
class,
is
included
in
part
b).
There
are
no
material
contingent
liabilities
associated
with
the
other
classes
of
provisions.
b) Litigation, regulatory and similar matters
The Group operates
in a legal
and regulatory environment
that exposes it
to significant litigation
and similar risks
arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this disclosure may refer
to UBS
Group AG
and/or one
or more
of its
subsidiaries, as
applicable) is
involved in
various disputes
and legal
proceedings, including litigation, arbitration, and regulatory and criminal investigations.

UBS Group third quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)
Such matters are subject to many uncertainties, and
the outcome and the timing of resolution
are often difficult to
predict,
particularly
in
the
earlier
stages
of
a
case.
There
are
also
situations
where
the
Group
may
enter
into
a
settlement
agreement.
This
may
occur
in
order
to
avoid
the
expense,
management
distraction
or
reputational
implications
of
continuing
to
contest
liability,
even
for
those
matters
for
which
the
Group
believes
it
should
be
exonerated. The uncertainties inherent in all
such matters affect the amount and
timing of any potential outflows
for both matters with respect
to which provisions have been
established and other contingent liabilities.
The Group
makes
provisions
for
such
matters
brought
against
it
when,
in
the
opinion
of
management
after
seeking
legal
advice, it
is more
likely than
not that
the Group
has a
present legal
or constructive
obligation as
a result
of past
events, it
is probable
that an
outflow of
resources will
be required,
and the
amount can
be reliably
estimated. Where
these
factors
are
otherwise
satisfied,
a
provision
may
be established
for
claims
that
have
not
yet
been
asserted
against
the
Group,
but
are
nevertheless
expected
to
be,
based on
the
Group’s
experience
with
similar
asserted
claims.
If
any
of
those
conditions
is
not
met,
such
matters
result
in
contingent
liabilities.
If
the
amount
of
an
obligation cannot
be reliably
estimated, a
liability exists
that is
not recognized
even if
an outflow
of resources
is
probable. Accordingly,
no provision
is established
even if
the potential
outflow of
resources with
respect to
such
matters could be significant. Developments relating to
a matter that occur after the
relevant reporting period, but
prior to the issuance of the financial information, which affect management’s assessment of the provision for such
matter
(because,
for
example,
the
developments
provide
evidence
of
conditions
that
existed
at
the
end
of
the
reporting
period),
are
adjusting
events
after
the
reporting
period
under
IAS 10
and
must
be
recognized
in
the
financial information for the reporting period.
Specific litigation, regulatory
and other matters are
described below, including
all such matters
that management
considers to be material and others that management believes to be of significance to the Group due
to potential
financial,
reputational
and
other
effects.
The
amount
of
damages
claimed,
the
size
of
a
transaction
or
other
information is
provided where
available and
appropriate in
order to
assist users
in considering
the magnitude
of
potential
exposures.
For
additional
disclosures
relating
to
risks
that
may
result
in
litigation,
regulatory
or
similar
matters disclosed in this section, refer to the “Risk factors” section of the UBS Group Annual Report 2025.
In the case of certain matters below,
we state that we have established a provision,
and for the other matters, we
make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously
our position
with other
parties in
the matter
because it
would reveal
what UBS
believes to
be
the
probable
and
reliably
estimable
outflow,
we
do
not
disclose
that
amount.
In
some
cases
we
are
subject
to
confidentiality obligations
that preclude
such disclosure.
With respect
to the
matters
for which
we
do not
state
whether we have established a
provision, either: (a) we have
not established a provision; or
(b) we have established
a provision
but expect
disclosure of
that fact
to prejudice
seriously our
position with
other parties
in the
matter
because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.
With respect to
certain litigation, regulatory
and similar matters
for which we have
established provisions, we
are
able to
estimate the
expected timing
of outflows.
However, the
aggregate amount
of the
expected outflows
for
those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.
The
aggregate
amount
provisioned
for
litigation,
regulatory
and
similar
matters
as
a
class
is
disclosed
in
the
“Provisions”
table
in
part
a)
above.
UBS
provides
below
an
estimate
of
the
aggregate
liability
for
its
litigation,
regulatory and
similar matters
as a
class of
contingent liabilities.
Estimates of
contingent liabilities
are inherently
imprecise
and
uncertain
as
these
estimates require
UBS
to
make
speculative
legal
assessments
as
to
claims
and
proceedings that involve unique fact
patterns or novel legal theories,
that have not yet
been initiated or are
at early
stages
of
adjudication,
or
as
to
which
alleged
damages
have
not been
quantified
by
the
claimants.
Taking
into
account these uncertainties and the other
factors described herein, UBS estimates the
future losses that could arise
from litigation,
regulatory and
similar matters
disclosed below
for which
an estimate
is possible,
that are
not covered
by existing provisions
(including acquisition-related contingent
liabilities established under
IFRS 3 in
connection with
the acquisition of Credit Suisse), are in the range of USD 0bn to USD 1.1bn.

UBS Group third quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)
Litigation,
regulatory
and
similar
matters
may
also
result
in
non-monetary
penalties
and
consequences.
Certain
resolutions
or
convictions
of
a
crime
could
have
material
consequences
for
UBS.
Resolution
of
regulatory
proceedings may require UBS to obtain
waivers of regulatory disqualifications to maintain
certain operations, may
entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market
utilities to
limit, suspend
or terminate
UBS’s participation
in such
utilities. Failure
to obtain
such
waivers,
or
any
limitation,
suspension
or
termination
of
licenses,
authorizations
or
participations,
could
have
material consequences for UBS.
In May 2025, Credit Suisse
Services AG entered into a
plea agreement with the DOJ
relating to legacy Credit Suisse
accounts booked in
Credit Suisse’s Swiss
booking center and
a non-prosecution agreement
relating to legacy
Credit
Suisse accounts booked
in Credit Suisse’s
Singapore booking center.
These agreements include
ongoing obligations
of UBS to provide information and cooperate with the DOJ.
The
amounts
shown
in
the
table
below
reflect
the
provisions
recorded
under
IFRS
Accounting
Standards.
In
connection with
the acquisition
of Credit
Suisse, UBS
Group AG
additionally has
reflected in
its purchase
accounting
under IFRS 3
a valuation
adjustment reflecting
an estimate
of outflows
relating to
contingent liabilities
for all
present
obligations included
in the
scope of
the acquisition
at fair
value upon
closing, even
if it
is not
probable that
the
contingent
liability
will
result
in
an
outflow
of
resources,
significantly
decreasing
the
recognition
threshold
for
litigation
liabilities
beyond
those
that
generally
apply
under
IFRS
Accounting
Standards.
The
IFRS 3
acquisition-
related
contingent
liabilities
of
USD 0.3bn
at
30 September
2026
reflect
a
decrease
of
USD 0.2bn
from
31 December 2025
mainly as
a result
of reclassifications
to provisions
under IAS 37
and releases
upon the
resolution
of the relevant matters.
Provisions for litigation, regulatory and similar matters, by business division and in Group Items
1
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core
and Legacy
2
Group Items UBS Group
Balance as of 31 December 2025
317
16
0
283
1,388
196
2,200
Increase in provisions recognized in the income statement
47
7
0
58
493
11
617
Release of provisions recognized in the income statement
(50)
(6)
0
(1)
(111)
(4)
(173)
Provisions used in conformity with designated purpose
(231)
(1)
0
(10)
(337)
(76)
(654)
Reclassifications
3
(2)
0
0
0
136
0
134
Foreign currency translation and other movements
(1)
(1)
0
(7)
(6)
0
(15)
Balance as of 30 September 2026
81
15
0
323
1,563
127
2,108
1 Provisions, if any, for the matters described in item 1 of this disclosure are recorded in Global Wealth
Management and Non-core and Legacy. Provisions, if any,
for the matters described in item 7 of this disclosure
are recorded in Global Wealth Management.
Provisions, if any, for
the matters described in items 3, 4, 5,
6 and 8 of this disclosure are recorded in
Non-core and Legacy. Provisions,
if any, for the matters described
in item 2 of this disclosure are allocated between the Investment Bank, Non-core and Legacy, and Group Items.
2 Includes a provision for the estimated costs of UBS’s
ongoing obligations with the US Department
of Justice as described in this disclosure.
3 Includes reclassifications between IFRS 3 contingent liabilities and IAS 37 provisions.
1. Madoff
In relation to the
Bernard L. Madoff Investment
Securities LLC (BMIS) investment
fraud, UBS AG, UBS
(Luxembourg)
S.A. (now
UBS Europe
SE, Luxembourg
branch) and
certain other
UBS subsidiaries
were subject
to inquiries
by a
number
of
regulators,
including
the
Swiss
Financial
Market
Supervisory
Authority
(FINMA)
and
the
Luxembourg
Commission de
Surveillance du
Secteur Financier.
Those inquiries
concerned two
third-party funds
established under
Luxembourg law, substantially all
assets of which were
with BMIS, as well
as certain funds established
in offshore
jurisdictions with either direct
or indirect exposure to BMIS.
These funds faced severe
losses, and the Luxembourg
funds are
in liquidation.
The documentation
establishing both
funds identifies
UBS entities
in various
roles, including
custodian, administrator,
manager,
distributor and
promoter,
and indicates
that UBS
employees
served as
board
members.
In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities
and
certain
individuals,
including
current
and
former
UBS
employees,
seeking
amounts
totaling
approximately
EUR 2.1bn, which includes amounts
that the funds may
be held liable to
pay the trustee for
the liquidation of BMIS
(BMIS Trustee).
A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been decided in favor of UBS or dismissed for
want of prosecution.

UBS Group third quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)
In the
US, the
BMIS Trustee
filed claims
against UBS
entities, among
others,
in relation
to the
two Luxembourg
funds and one of the offshore
funds. The total amount claimed against
all defendants in these actions was
not less
than USD 2bn.
In 2014,
the US
Supreme Court
rejected the
BMIS Trustee’s
motion for
leave to
appeal decisions,
dismissing all
claims against
UBS defendants
except those
for the
recovery of
approximately USD 125m
of payments
alleged to be fraudulent
conveyances and preference payments.
Similar claims have been
filed against Credit
Suisse
entities seeking to recover redemption payments. In
2016, the bankruptcy court dismissed these claims
against the
UBS entities and
most of the
Credit Suisse entities.
In 2019, the
Court of Appeals
reversed the dismissal
of the BMIS
Trustee’s remaining claims. The cases were remanded to the Bankruptcy Court for further proceedings.
2. Foreign exchange, LIBOR and benchmark rates, and other trading practices
Foreign-exchange-related civil litigation:
Putative class actions have been
filed since 2013 in US
federal courts and
in
other
jurisdictions
against
UBS,
Credit
Suisse
and
other
banks
on
behalf
of
persons
who
engaged
in
foreign
currency transactions with the defendant
banks. While many of these cases
have concluded, UBS and Credit
Suisse
continue to defend
against several remaining
matters. In one
such case, Credit
Suisse and UBS
have entered into
agreements to settle all claims in a putative class action in Israel. Credit Suisse’s settlement received court approval and is final. UBS’s settlement remains subject to court approval.
LIBOR and
other benchmark-related
civil litigation:
A number
of putative
class actions
and other
actions are
pending
in the federal
courts in New
York against
UBS and
numerous other banks
on behalf of
parties who transacted
in
certain interest rate
benchmark-based derivatives. Also
pending in the
US and in
other jurisdictions are
a number
of other
actions asserting
losses related
to various
products whose
interest rates
were linked
to LIBOR
and other
benchmarks, including adjustable rate
mortgages, preferred and debt
securities, bonds pledged as
collateral, loans,
depository
accounts,
investments
and
other
interest-bearing
instruments.
The
complaints
alleged
manipulation,
through various means,
of certain benchmark
interest rates, including
USD LIBOR, Yen LIBOR,
EURIBOR, CHF LIBOR,
and GBP LIBOR and seek unspecified compensatory and other damages under various legal theories.
More specifically, putative class actions were filed in US federal district courts and subsequently consolidated in the
US
District
Court
for
the
Southern
District
of
New
York
(SDNY)
relating
to
various
transactions
that
referenced
USD LIBOR. Following various rulings, one class action with respect to transactions in over-the-counter instruments
and
several
actions
brought
by
individual
plaintiffs
proceeded.
In
September
2025,
the
district
court
granted
defendants’ motion for summary judgment as to all remaining actions. Plaintiffs have appealed.
The
Yen
LIBOR/Euroyen
TIBOR
and
EURIBOR
actions
have
been
dismissed.
The
plaintiffs
have
appealed
the
dismissals. In August 2025, the Second Circuit affirmed in part and reversed in part the district court’s dismissal of
the complaint in the EURIBOR action, returning the action to the district court.
The CHF and GBP LIBOR actions have concluded.
Credit default swap auction litigation:
In June 2021, Credit Suisse,
along with other banks and
entities, was named
in a
putative class
action filed
in federal
court in
New Mexico
alleging manipulation
of credit
default swap
(CDS)
final auction
prices. Defendants
filed a
motion to
enforce a
previous CDS
class action
settlement in
the SDNY.
In
January
2024,
the
SDNY
ruled
that,
to
the
extent
claims
in
the
New
Mexico
action
arise
from
conduct
prior
to
30 June
2014,
those
claims
are
barred
by
the
SDNY
settlement.
The
plaintiffs
appealed
and,
in
May
2025,
the
Second Circuit affirmed
the SDNY decision.
In September 2026,
the US District
Court for the
District of New
Mexico
granted in part defendants’ motion for judgment on the pleadings; plaintiffs can file an amended complaint.
With respect
to additional
matters and
jurisdictions not
encompassed
by the
settlements and
orders referred
to
above,
UBS’s
balance
sheet
at
30 September
2026
reflected
a
provision
in
an
amount
that
UBS
believes
to
be
appropriate under
the applicable
accounting standard.
As in
the case
of other
matters for
which we
have established
provisions, the future
outflow of resources
in respect of
such matters cannot
be determined with
certainty based
on currently available information and accordingly may ultimately prove to be substantially greater (or may be less)
than the provision that we have recognized.

UBS Group third quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)
3. Mortgage-related matters
Credit
Suisse
affiliates
are
defendants
in
various
civil
litigation
matters
related
to
their
roles
as
issuer,
sponsor,
depositor, underwriter
and/or servicer
of RMBS
transactions. These
cases currently
include repurchase
actions by
RMBS trusts and/or trustees, in which plaintiffs generally allege breached representations and warranties in respect
of mortgage loans and failure to repurchase such mortgage loans as required under the applicable agreements.
In October 2026, the parties agreed to resolve all remaining actions including Asset Backed Securities Corporation
Home Equity Loan Trust, Series 2006-HE7, Home Equity Asset Trust, 2006-8, Home Equity Asset Trust 2007-2, and
CSMC
Asset-Backed
Trust
2007-NC1.
The
resolutions
remain
subject
to
the
satisfaction
of
certain
conditions,
including court approval.
4. ATA litigation
Since November 2014,
a series
of lawsuits have
been filed against
a number of
banks, including Credit
Suisse, in
the US District
Court for the
Eastern District of
New York (EDNY)
and the SDNY
alleging claims under
the United
States Anti-Terrorism
Act (ATA)
and the
Justice Against
Sponsors of
Terrorism Act.
The plaintiffs
in each
of these
lawsuits are, or are relatives of, victims of various terrorist attacks in Iraq and allege a conspiracy and/or aiding and abetting based on
allegations that various
international financial institutions,
including the defendants,
agreed to
alter, falsify
or omit
information from
payment messages
that involved
Iranian parties
for the
express purpose
of
concealing the
Iranian parties’
financial activities
and transactions
from detection
by US
authorities. The
lawsuits
allege that this
conduct has made
it possible for
Iran to transfer
funds to Hezbollah
and other terrorist
organizations
actively
engaged in
harming
US
military
personnel
and
civilians.
In
January
2023, the
Second
Circuit
affirmed
a
September 2019 ruling
by the EDNY
granting defendants’ motion
to dismiss the
first filed lawsuit.
In October 2023,
the US Supreme Court
denied plaintiffs’ petition for
a writ of certiorari,
and in September 2025 the
EDNY denied
plaintiffs’ motion to vacate the judgment; the matter
has concluded. Of the other seven cases, plaintiffs
voluntarily
dismissed one case in September 2026, four are stayed, and the EDNY dismissed two of these cases in April 2026;
the April dismissals may be appealed by plaintiffs.
5. Customer account matters
Several clients have
alleged that a
former relationship manager
in Switzerland exceeded
his investment authority,
resulting
in
excessive
concentrations
of
certain
exposures
and
investment
losses.
Following
investigations
and
criminal complaints,
in February
2018, the
former relationship
manager was
sentenced to
five years
in prison
by
the Geneva criminal court and ordered to pay damages of approximately USD 130m, a decision upheld on appeal.
Civil lawsuits
have been
initiated against
Credit Suisse
AG and / or
certain affiliates
in various
jurisdictions, based
on the findings established in the criminal proceedings against the former relationship manager.
In Singapore, in 2024 in a
now-concluded civil lawsuit, Credit Suisse Trust
Limited was ordered to pay USD 461m,
including interest and costs.
In Bermuda, in
November 2025, the
Judicial Committee of
the Privy Council
issued its final
judgment on the
appeal,
denying
Credit
Suisse
Life
(Bermuda)
Ltd.’s
appeal
on
liability,
but
partially
granting
its
appeal
concerning
the
quantum of damages and directing the parties to recalculate damages.
In Switzerland, certain civil lawsuits have been commenced against
Credit Suisse AG and UBS AG (as the successor
of Credit Suisse AG) in the Court of First Instance of Geneva since March 2023.
6. ETN-related litigation
Since March 2018, three class action complaints were filed in the SDNY on behalf of a putative class of purchasers of VelocityShares Daily
Inverse VIX Short-Term Exchange
Traded Notes linked
to the S&P 500
VIX Short-Term Futures
Index (XIV
ETNs). The
complaints have
been consolidated
and assert
claims against
Credit Suisse
for violations
of
various anti-fraud and anti-manipulation provisions
of US securities laws arising
from a decline in
the value of XIV
ETNs in
February 2018.
On appeal
from an
order of
the SDNY
dismissing all
claims, the
Second Circuit
issued an
order that reinstated
a portion of
the claims. In decisions
in March 2023
and February 2025,
the court granted
class
certification for two of the
three classes proposed by plaintiffs
and denied class certification of
the third proposed
class.

UBS Group third quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)
7. Credit Suisse anti-money laundering matters
In December 2020, the
Swiss Office of the
Attorney General brought charges
against Credit Suisse
AG and other
parties concerning the diligence and controls applied to a historical relationship with Bulgarian former clients who
are
alleged
to
have
laundered
funds
through
Credit
Suisse
AG
accounts.
In
June
2022,
following
a
trial,
Credit
Suisse AG was convicted in the Swiss Federal Criminal Court of certain historical organizational inadequacies in its
anti-money-laundering framework and ordered to pay a fine
of CHF 2m. In addition, the court seized
certain client
assets in the amount of approximately CHF 12m and ordered Credit Suisse AG to pay a compensatory claim in the amount
of
approximately
CHF 19m.
Credit
Suisse
AG
appealed
the
decision
to
the
Chamber
of
Appeals
of
the
Swiss Federal
Criminal Court
(Chamber of
Appeals). Following
the merger
of UBS AG
and Credit
Suisse AG,
UBS AG
confirmed the appeal.
In November 2024,
the Chamber of
Appeals acquitted UBS
AG and annulled
the fine and
compensatory
claim
ordered
by
the
first
instance
court.
Subsequently,
the
Office
of
the
Attorney
General
has
appealed the judgment
to the Swiss Federal
Supreme Court. UBS
has also appealed, limited
to the issue
of whether
a successor
entity by
merger can be
criminally liable
for acts
of the
predecessor entity.
In July
2025, the
Swiss Federal
Supreme Court
remanded the
case back
to the
Chamber of
Appeals for
a full
and reasoned
judgment. In March
2026, the
Chamber of
Appeals issued
a judgment
again acquitting
UBS AG.
This judgment
may be
appealed by
the parties
to the
Swiss Federal
Supreme Court.
Separately, in
November 2025,
the Swiss
Office of
the Attorney
General filed
criminal charges
against UBS
Group and
UBS AG,
as the
successors to
Credit Suisse
Group AG
and
Credit
Suisse
AG,
respectively,
alleging
that
Credit
Suisse
failed
to
maintain
appropriate
controls
to
detect
and
prevent money laundering
in connection with
certain payments from
accounts at Credit
Suisse by parties
associated
with Mozambique
state enterprises
for which
Credit Suisse
arranged loan
financing between
2013 and
2016. In
April 2026,
the court
dismissed the
proceedings, finding
criminal liability could
not be
transferred from
Credit Suisse
Group AG and Credit Suisse AG to UBS Group AG and UBS AG. The Attorney General has appealed.
8. Credit Suisse financial disclosures
Credit Suisse
Group AG
and certain
directors, officers
and executives
have been
named in
securities class
action
complaints pending in
the SDNY. These
complaints, filed since
2023 on behalf
of purchasers of
Credit Suisse shares,
additional tier 1 capital notes, and other securities, allege that defendants made misleading statements regarding:
(i) customer outflows in late
2022 and early
2023; (ii) the adequacy of
Credit Suisse’s financial
reporting controls;
and (iii) the
adequacy of
Credit Suisse’s
risk management processes,
and include
allegations relating
to Credit
Suisse
Group AG’s merger with UBS Group AG. As of November 2025, the SDNY certified classes in two cases.
Currency translation rates
The
following table
shows the
rates
of the
main
currencies
used to
translate
the
financial
information
of
UBS’s
operations with a functional currency other than the US dollar into US dollars.
Currency translation rates
Closing exchange rate Average rate
1
As of For the quarter ended Year-to-date
30.9.26 30.6.26 31.12.25 30.9.25 30.9.26 30.6.26 30.9.25 30.9.26 30.9.25
1 CHF
1.20
1.24
1.26
1.26
1.22
1.27
1.25
1.26
1.20
1 EUR
1.13
1.14
1.17
1.17
1.15
1.16
1.16
1.16
1.12
1 GBP
1.33
1.33
1.35
1.34
1.34
1.34
1.34
1.34
1.32
100 JPY
0.64
0.61
0.64
0.68
0.63
0.63
0.67
0.63
0.68
1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates. Disclosed average rates for a quarter represent an average of three month-end
rates, weighted
according to
the income
and expense
volumes of
all operations
of the Group
with the
same functional
currency for
each month. Weighted
average rates
for individual
business
divisions may deviate from the weighted average rates for the Group.

UBS Group third quarter 2026 report |
Significant regulated subsidiary and sub-group information

Significant regulated subsidiary
and sub-group information
Unaudited
Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups
UBS AG
(consolidated)
UBS AG
(standalone)
UBS Switzerland AG
(standalone)
UBS Europe SE
(consolidated)
UBS Americas
Holding LLC
(consolidated)
All values in million, except where indicated USD USD CHF EUR USD
Financial and regulatory requirements
IFRS Accounting
Standards
Swiss SRB rules
IFRS Accounting
Standards
Swiss SRB rules
IFRS Accounting
Standards
Swiss SRB rules
IFRS Accounting
Standards
EU regulatory rules
US GAAP
US Basel III rules
As of or for the quarter ended 30.9.26 30.6.26 30.9.26 30.6.26 30.9.26 30.6.26 30.9.26 30.6.26
1
30.9.26 30.6.26
Financial information
2
Income statement
Total operating income
3
13,060 13,347 4,336 8,146 3,149 3,163 425 352 4,434 4,619
Total operating expenses 9,928 10,431 3,063 3,169 2,171 2,311 309 299 4,009 4,098
Operating profit / (loss) before tax 3,132 2,915 1,273 4,977 978 853 116 53 426 520
Net profit / (loss) 2,325 2,224 1,075 4,781 802 711 93 38 226 302
Balance sheet
Total assets 1,657,146 1,707,065 944,290 974,408 533,183 543,632 58,691 58,473 216,445 214,744
Total liabilities
1,567,949 1,618,463 858,228 888,582 509,300 520,244 54,143 53,985 191,194 189,781
Total equity 89,196 88,602 86,062 85,826 23,884 23,388 4,548 4,487 25,254 24,963
Capital
4
Common equity tier 1 capital
71,601
71,637
75,515
76,259
21,574
21,766
3,046 3,040 13,794 13,406
Additional tier 1 capital
22,450
23,144
22,450
23,144
8,494
8,494
900 900 2,841 2,842
Total going concern capital / Tier 1 capital
94,051
94,780
97,965
99,403
30,068
30,260
3,946 3,940 16,635 16,248
Tier 2 capital 201 216
Total capital 3,946 3,940 16,836 16,464
Total gone concern loss-absorbing capacity
89,382
5
93,760
5
89,382
5
93,759
5
19,495
19,465
2,515
6
2,513
6
7,800
7
7,800
7
Total loss-absorbing capacity
183,433
188,540
187,346
193,162
49,563
49,725
6,461 6,453 24,435
7
24,048
7
Risk-weighted assets and leverage ratio
denominator
4
Risk-weighted assets
493,617
500,420
500,317
510,735
170,903
173,765
16,189 15,927 82,113 81,043
Leverage ratio denominator
1,593,452
1,650,139
895,259
931,761
560,984
572,918
60,460 60,715 204,099 203,926
Supplementary leverage ratio denominator 243,925 241,737
Capital and leverage ratios (%)
4
Common equity tier 1 capital ratio
14.5
14.3
15.1
8
14.9
12.6
12.5
18.8
19.1
16.8
16.5
Going concern capital ratio / Tier 1 capital ratio
19.1
18.9
19.6
19.5
17.6
17.4
24.4
24.7
20.3
20.0
Total capital ratio
24.4
24.7
20.5
20.3
Total loss-absorbing capacity ratio
37.2
37.7
29.0
28.6
39.9
40.5
29.8
29.7
Tier 1 leverage ratio
6.5
6.5
8.2
8.0
Supplementary tier 1 leverage ratio
6.8
6.7
Going concern leverage ratio
5.9
5.7
10.9
10.7
5.4
5.3
Total loss-absorbing capacity leverage ratio
11.5
11.4
8.8
8.7
10.7
10.6
12.0
11.8
Gone concern capital coverage ratio
116.9
118.9
Liquidity coverage ratio
4
High-quality liquid assets (bn) 324.5 342.0 146.8 154.5 112.4 117.1 21.9 21.8 32.0 30.6
Net cash outflows (bn) 185.9 198.4 66.4 71.3 87.5 87.3 16.2 16.0 25.8 24.7
Liquidity coverage ratio (%) 174.5 172.5 221.0
9
216.9 128.6
10
134.2 134.9 136.6 123.8 124.0
Net stable funding ratio
4
Total available stable funding (bn) 881.2 892.7 402.4 406.9 370.9 372.7 20.4 19.3 106.6 105.1
Total required stable funding (bn) 771.6 778.4 441.8 448.0 298.9 300.1 14.9 15.8 80.9 80.9
Net stable funding ratio (%) 114.2 114.7 91.1
11
90.8 124.1
11
124.2 136.6 122.7 131.8 129.9
1 Comparative figures have been restated
to align with the regulatory reports as
submitted to the European Central Bank.
2 The financial information disclosed
does not represent a full set of
financial statements
under the respective
GAAP / IFRS
Accounting Standards.
3 The
total operating income
includes credit loss
expense or release.
4 Refer to the
UBS Group and
significant regulated subsidiaries
and sub-groups
30 September 2026 Pillar 3 Report, available under "Pillar 3 disclosures" at ubs.com/investors, for more information.
5 Includes an add-back of 45% of unrealized gains from financial assets measured at fair value through other comprehensive income.
Such gains do not qualify
as CET1 capital, but 45%
of these gains can be
recognized as gone concern
capital.
6 Consists of positions that
meet the conditions laid
down in
Art. 72a–b of the Capital Requirements
Regulation II with regard to
contractual, structural or legal
subordination.
7 Consists of eligible long-term debt
that meets the conditions specified
in 12 CFR § 252.162 of
the final total loss-absorbing capacity (TLAC) rules. TLAC is the sum of tier 1 capital and eligible long-term debt.
8 On a standalone basis as of 30 September 2026, UBS AG’s phase-in CET1 capital ratio was 15.1%, based on risk weights of 240% and 360% for Swiss and foreign participations, respectively.
As per current rules, these risk weights will increase to 250% and 400% for Swiss and foreign participations, respectively,
in a phased manner until 1 January 2028, contributing to UBS AG’s fully applied CET1 capital ratio of 14.5%.
9 In the third quarter of 2026, the liquidity coverage ratio (the LCR) of UBS AG was 221.0%, remaining above the
prudential requirement
communicated by
FINMA.
10 In the
third quarter
of 2026,
the LCR
of UBS Switzerland AG,
which is
a Swiss
SRB, was
128.6%, remaining
above the
prudential requirement
communicated by FINMA in connection with the
Swiss Emergency Plan.
11 In accordance with Art. 17h para. 3 and
4 of the Liquidity Ordinance, UBS AG
standalone is required to maintain a minimum
NSFR of at
least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding.

UBS Group third quarter 2026 report |
Significant regulated subsidiary and sub-group information

UBS Group AG
is
a
holding
company
and
conducts
substantially
all
of
its
operations
through
UBS AG
and
subsidiaries thereof.
UBS Group AG and
UBS AG have
contributed a
significant portion
of their
respective capital
to,
and
provide
substantial
liquidity
to,
such
subsidiaries.
Many
of
these
subsidiaries
are
subject
to
regulations
requiring compliance with minimum
capital, liquidity and similar
requirements. The tables in
this section summarize
the
regulatory
capital
components
and
capital
ratios
of
our
significant
regulated
subsidiaries
and
sub-groups
determined under the regulatory framework of the home jurisdiction of each subsidiary or sub-group.
Supervisory authorities generally
have discretion to impose
higher requirements or to
otherwise limit the activities
of subsidiaries. Supervisory authorities also
may require entities to
measure capital and leverage ratios
on a stressed
basis and may limit the ability
of an entity to engage in
new activities or take capital actions
based on the results of
those tests.
Additional information about the above entities is provided
in the UBS Group and significant regulated
subsidiaries
and
sub-groups
30 September
2026
Pillar 3
Report,
which
is
available
under
“Pillar 3
disclosures”
at
ubs.com/investors .

UBS Group third quarter 2026 report |
Appendix

Appendix
Alternative performance measures
An alternative performance measure (an
APM) is a financial measure
of historical or future financial
performance,
financial position
or cash
flows other
than a
financial measure
defined or
specified in
the applicable
recognized
accounting standards or
in other
applicable regulations.
A number
of APMs
are reported in
the discussion of
the
financial and operating
performance of the
external reports (annual,
quarterly and other
reports). APMs are
used
to provide
a more
complete picture
of operating
performance and
to reflect
management’s view
of the
fundamental
drivers of the
business results. The
table below indicates
where an APM
also qualifies as
a non-GAAP measure
as
defined by
US Securities
and Exchange
Commission (SEC)
regulations. A
definition of
each APM,
and non-GAAP
measure as applicable,
the method used to
calculate it and
the information content are
presented in alphabetical
order in the table below.
APM / non-GAAP label
Calculation
Information content / usefulness
Cost / income ratio (%) Calculated as operating expenses divided by total revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues.
Cost / income ratio (underlying) (%)
(non-GAAP measure)
Calculated as operating expenses (underlying) (as
defined below) divided by total revenues (underlying)
(as defined below).
This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues, while excluding items
that management believes are not representative of
the underlying performance of the businesses.
Cost of credit risk (bps)
Calculated as total credit loss expense / (release)
(annualized for reporting periods shorter than
12 months) divided by the average balance of lending
assets for the reporting period, expressed in basis
points. Lending assets include the gross amounts of
Amounts due from banks and Loans and advances to
customers.
This measure provides information about the total
credit loss expense / (release) incurred in relation to
the average balance of gross lending assets for the
period.
Credit-impaired lending assets as a
percentage of total lending assets,
gross (%)
Calculated as credit-impaired lending assets divided
by total lending assets. Lending assets includes the
gross amounts of Amounts due from banks and
Loans and advances to customers. Credit-impaired
lending assets refers to the sum of stage 3 and
purchased credit-impaired positions.
This measure provides information about the
proportion of credit-impaired lending assets in the
overall portfolio of gross lending assets.
Credit-impaired loan portfolio as a
percentage of total loan portfolio,
gross (%)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as credit-impaired loan portfolio divided by
total gross loan portfolio.
This measure provides information about the
proportion of the credit-impaired loan portfolio in the
total gross loan portfolio.
Customer deposit volumes (USD)
– Global Wealth Management
(non-GAAP measure)
Calculated as the sum of customer deposits and
brokerage payables.
This measure provides information about the volume
of customer deposits in Global Wealth Management.
Fee-generating assets (USD)
– Global Wealth Management
Calculated as the sum of discretionary and non-
discretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.
mainly investment, mutual, hedge and private-market
funds where we have a distribution agreement,
including client commitments into closed-ended
private-market funds from the date that recurring
fees are charged. Assets related to our Global
Financial Intermediaries business are excluded, as are
assets of sanctioned clients.
This measure provides information about the volume
of invested assets that create a revenue stream,
whether as a result of the nature of the contractual
relationship with clients or through the fee structure
of the asset. An increase in the level of fee-generating
assets results in an increase in the associated revenue
stream. Assets of sanctioned clients are excluded from
fee-generating assets.
Gross margin on invested assets (bps)
– Asset Management
Calculated as total revenues (annualized for reporting
periods shorter than 12 months) divided by average
invested assets.
This measure provides information about the total
revenues of the business in relation to invested assets.

UBS Group third quarter 2026 report |
Appendix

APM / non-GAAP label
Calculation
Information content / usefulness
Integration-related expenses (USD)
(non-GAAP measure)
Generally include costs of internal staff and
contractors substantially dedicated to integration
activities, retention awards, redundancy costs,
incremental expenses from the shortening of useful
lives of property, equipment
and software, and
impairment charges relating to these assets.
Classification as integration-related expenses does not
affect the timing of recognition and measurement of
those expenses or the presentation thereof in the
income statement. Integration-related expenses
incurred by Credit Suisse also included expenses
associated with restructuring programs that existed
prior to the acquisition.
This measure provides information about expenses
that are temporary, incremental
and directly related to
the integration of Credit Suisse into UBS.
Invested assets (USD and CHF) Calculated as the sum of managed fund assets, managed institutional assets, discretionary and
advisory wealth management portfolios, fiduciary
deposits, time deposits, savings accounts, and wealth
management securities or brokerage accounts.
This measure provides information about the volume
of client assets managed by or deposited with UBS for
investment purposes.
Loan volumes (USD)
– Global Wealth Management
(non-GAAP measure)
Calculated as loans and advances to customers and
brokerage receivables, gross of expected credit losses.
This measure provides information about the loan
volumes in Global Wealth Management.
Net interest income (underlying) (USD)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated by adjusting net interest income as
reported in accordance with IFRS Accounting
Standards for items that management believes are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of net interest income, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized for
reporting periods shorter than 12 months) divided by
average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the interest charged for lending
and the associated cost of funding, relative to loan
value.
Net management fees (USD)
– Asset Management
(non-GAAP measure)
Calculated as the total of transaction fees, fund
administration revenues (including net interest and
trading income from lending activities and foreign-
exchange hedging as part of the fund services
offering), distribution fees, incremental fund-related
expenses, gains or losses from seed money and co-
investments, funding costs, the negative pass-through
impact of third-party performance fees, and other
items that are not Asset Management’s performance
fees.
This measure provides information about the amount
of net management fees earned through managing
client assets.
Net new assets (USD)
– Global Wealth Management
Calculated as the net amount of inflows and outflows
of invested assets (as defined in UBS policy) recorded
during a specific period, plus interest and dividends.
Excluded from the calculation are movements due to
market performance, foreign exchange translation,
fees, and the effects on invested assets of strategic
decisions by UBS to exit markets or cease offering
services in a particular location, or those resulting
from new externally imposed regulations.
This measure provides information about the
development of invested assets during a specific
period as a result of net new asset flows, plus the
effect of interest and dividends.
Net new assets growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized for reporting
periods shorter than 12 months), plus interest and
dividends, divided by total invested assets at the
beginning of the period.
This measure provides information about the growth
of invested assets during a specific period as a result
of net new asset flows.
Net new deposit volumes (USD)
– Global Wealth Management
(non-GAAP measure)
Calculated as the net amount of inflows and outflows
of deposit volumes recorded during a specific period.
Deposits include customer deposits and customer
brokerage payables. Excluded from the calculation are
movements due to fair value measurement, foreign
exchange translation, and accrued interest and fees,
as well as the effects on customer deposits of
strategic decisions by UBS to exit markets or cease
offering services in a particular location, or those
resulting from new externally imposed regulations.
This measure provides information about the
development of deposits during a specific period as a
result of net new deposit flows.

UBS Group third quarter 2026 report |
Appendix

APM / non-GAAP label
Calculation
Information content / usefulness
Net new deposits (USD and CHF)
– Personal & Corporate Banking
Calculated as the net amount of inflows and outflows
of customer deposits recorded during a specific
period. Excluded from the calculation are movements
due to fair value measurement, foreign exchange
translation, and accrued interest and fees, as well as
the effects on customer deposits of strategic decisions
by UBS to exit markets or cease offering services in a
particular location, or those resulting from new
externally imposed regulations.
This measure provides information about the
development of deposits during a specific period as a
result of net new deposit flows.
Net new fee-generating assets (USD)
– Global Wealth Management
Calculated as the net amount of fee-generating asset
inflows and outflows, including dividend and interest
inflows into mandates and outflows from mandate
fees paid by clients during a specific period. Excluded
from the calculation are the effects on fee-generating
assets of strategic decisions by UBS to exit markets or
cease offering services in a particular location, or
those resulting from new externally imposed
regulations.
This measure provides information about the
development of fee-generating assets during a
specific period as a result of net flows, excluding
movements due to market performance and foreign
exchange translation, as well as the effects on fee-
generating assets of strategic decisions by UBS to exit
markets or cease offering services in a particular
location, or those resulting from new externally
imposed regulations.
Net new loan volumes (USD)
– Global Wealth Management
(non-GAAP measure)
Calculated as the net amount of originations,
drawdowns and repayments of loan volumes
recorded during a specific period. Loan volumes
include loans and advances to customers and
customer brokerage receivables. Excluded from the
calculation are allowances, movements due to fair
value measurement and foreign exchange translation,
as well as the effects on loans and advances to
customers of strategic decisions by UBS to exit
markets or cease offering services in a particular
location, or those resulting from new externally
imposed regulations.
This measure provides information about the
development of loan volumes during a specific period
as a result of net new loan volumes.
Net new loans (USD and CHF)
– Personal & Corporate Banking
Calculated as the net amount of originations,
drawdowns and repayments of loans and advances to
customers recorded during a specific period. Excluded
from the calculation are allowances, movements due
to fair value measurement and foreign exchange
translation, as well as the effects on loans and
advances to customers of strategic decisions by UBS
to exit markets or cease offering services in a
particular location, or those resulting from new
externally imposed regulations.
This measure provides information about the
development of loans during a specific period as a
result of net new loans.
Net new money (USD)
– Global Wealth Management,
Asset Management
Calculated as the net amount of inflows and outflows
of invested assets (as defined in UBS policy) recorded
during a specific period. Excluded from the calculation
are movements due to market performance, foreign
exchange translation, dividends, interest and fees, as
well as the effects on invested assets of strategic
decisions by UBS to exit markets or cease offering
services in a particular location, or those resulting
from new externally imposed regulations.
Net new
money is not measured for Personal & Corporate
Banking.
This measure provides information about the
development of invested assets during a specific
period as a result of net new money flows.
Net profit growth (%) Calculated as the change in net profit attributable to shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth since the comparison period.
Operating expenses (underlying) (USD)
(non-GAAP measure)
Calculated by adjusting operating expenses as
reported in accordance with IFRS Accounting
Standards for items that management believes are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of operating expenses, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Operating profit / (loss) before tax
(underlying) (USD)
(non-GAAP measure)
Calculated by adjusting operating profit / (loss) before
tax as reported in accordance with IFRS Accounting
Standards for items that management believes are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of operating profit / (loss) before tax, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Other revenues (USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated by including other income as reported in
accordance with IFRS Accounting Standards, profit or
loss related to non-client derivative instruments and
profit or loss related to equity investments measured
at fair value through profit or loss.
This measure provides information about residual
business division revenues, after deduction of net
interest income, recurring net fee income and
transaction-based income.

UBS Group third quarter 2026 report |
Appendix

APM / non-GAAP label
Calculation
Information content / usefulness
Other revenues (underlying)
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated by adjusting other revenues for items that
management believes are not representative of the
underlying performance of the businesses.
This measure provides information about the amount
of other revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Pre-tax profit growth (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth since the comparison period.
Pre-tax profit growth (underlying) (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
(non-GAAP measure)
Calculated as the change in underlying net profit
before tax attributable to shareholders from
continuing operations between current and
comparison periods divided by underlying net profit
before tax attributable to shareholders from
continuing operations of the comparison period.
Underlying net profit before tax attributable to
shareholders from continuing operations excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about pre-tax
profit growth since the comparison period, while
excluding items that management believes are not
representative of the underlying performance of the
businesses.
Recurring net fee income
(USD and CHF)
– Personal & Corporate Banking
(non-GAAP measure)
Calculated as the total of fees for services provided on
an ongoing basis, such as portfolio management fees,
asset-based investment fund fees and custody fees,
which are generated on client assets, and
administrative fees for accounts.
This measure provides information about the amount
of recurring net fee income.
Return on
attributed
equity (%)
– Global Wealth
Management,
Personal &
Corporate Banking,
Asset Management,
the Investment
Bank
Calculated as business division operating profit before
tax (annualized for reporting periods shorter than
12 months) divided by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on attributed equity
(underlying) (%)
(non-GAAP measure)
Calculated as underlying business division operating
profit before tax (annualized for reporting periods
shorter than 12 months) (as defined above) divided by
average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Return on
common equity
tier 1 capital
(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average common equity tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on common equity tier 1 capital
(underlying) (%)
(non-GAAP measure)
Calculated as underlying net profit attributable to
shareholders (annualized for reporting periods shorter
than 12 months) divided by average common equity
tier 1 capital. Underlying net profit attributable to
shareholders excludes items that management
believes are not representative of the underlying
performance of the businesses and also excludes
related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Return on equity (%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on tangible equity (%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.
Return on tangible equity (underlying)
(%)
(non-GAAP measure)
Calculated as underlying net profit attributable to
shareholders (annualized for reporting periods shorter
than 12 months) divided by average equity
attributable to shareholders less average goodwill and
intangible assets. Underlying net profit attributable to
shareholders excludes items that management
believes are not representative of the underlying
performance of the businesses and also excludes
related tax impact.
This measure provides information about the
profitability of the business in relation to tangible
equity, while excluding items that management
believes are not representative of the underlying
performance of the businesses.

UBS Group third quarter 2026 report |
Appendix

APM / non-GAAP label
Calculation
Information content / usefulness
Tangible book value per share
(USD)
Calculated as equity attributable to shareholders less
goodwill and intangible assets divided by the number
of shares outstanding.
This measure provides information about tangible net
assets on a per-share basis.
Total book value per share (USD) Calculated as equity attributable to shareholders divided by the number of shares outstanding.
This measure provides information about net assets
on a per-share basis.
Total revenues (underlying) (USD)
(non-GAAP measure)
Calculated by adjusting total revenues as reported in
accordance with IFRS Accounting Standards for items
that management believes are not representative of
the underlying performance of the businesses.
This measure provides information about the amount
of total revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Transaction-based income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated as the total of the non-recurring portion of
net fee and commission income, mainly composed of
brokerage and transaction-based investment fund
fees, and credit card fees, as well as fees for payment
and foreign-exchange transactions, together with
other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income, together with other net income
from financial instruments measured at fair value
through profit or loss.
Transaction-based income (underlying)
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated by adjusting transaction-based income for
items that management believes are not
representative of the underlying performance of the
businesses.
This measure provides information about the amount
of transaction-based income, while excluding items
that management believes are not representative of
the underlying performance of the businesses.
This is
a general
list of
the APMs
and non-GAAP
measures used
in our
financial reporting.
Not all
of the
above-
listed measures may appear in this particular report.
Information related to underlying return on common equity tier 1 capital (RoCET1) and underlying return on tangible equity (%)
As of or for the quarter ended As of or year-to-date
USD m, except where indicated 30.9.26 30.6.26 31.12.25 30.9.25 30.9.26 30.9.25
Underlying net profit / (loss) attributable to shareholders
1
12,191 11,968 8,698 12,032 12,149 10,289
Tangible equity
81,825 82,319 83,265 82,916 81,825 82,916
Average tangible equity
82,072 83,833 83,091 82,585 83,404 81,028
CET1 capital
73,117 72,464 71,262 74,655 73,117 74,655
Average CET1 capital
72,790 72,889 72,958 73,682 72,656 71,624
Underlying return on tangible equity (%)
1
14.9 14.3 10.5 14.6 14.6 12.7
Underlying return on common equity tier 1 capital (%)
1
16.7 16.4 11.9 16.3 16.7 14.4
1 Annualized for reporting periods shorter than 12 months.

UBS Group third quarter 2026 report |
Appendix

Abbreviations frequently used in our financial reports
A
ABS
asset-backed securities
AG
Aktiengesellschaft
AGM
Annual General Meeting of
shareholders
AI
artificial intelligence
A-IRB
advanced internal ratings-
based
ALCO
Asset and Liability
Committee
AMA
advanced measurement
approach
AML
anti-money laundering
AoA
Articles of Association
APM
alternative performance
measure
ARR
alternative reference rate
ARS
auction rate securities
ASF
available stable funding
AT1
additional tier 1
AuM
assets under management
B
BCBS
Basel Committee on
Banking Supervision
BIS
Bank for International
Settlements
BoD
Board of Directors
C
CAO
Capital Adequacy
Ordinance
CCAR
Comprehensive Capital
Analysis and Review
CCF
credit conversion factor
CCP
central counterparty
CCR
counterparty credit risk
CCRC
Corporate Culture and
Responsibility Committee
CDS
credit default swap
CEO
Chief Executive Officer
CET1
common equity tier 1
CFO
Chief Financial Officer
CGU
cash-generating unit
CHF
Swiss franc
CIO
Chief Investment Office
CORC
Compliance and
Operational Risk Control
CRM
credit risk mitigation
CRO
Chief Risk Officer
CST
combined stress test
CUSIP
Committee on Uniform
Security Identification
Procedures
CVA
credit valuation adjustment
D
DBO
defined benefit obligation
DCCP
Deferred Contingent
Capital Plan
DFAST
Dodd–Frank Act Stress Test
DisO-FINMA
FINMA Ordinance on the
Disclosure Obligations of
Banks and Securities Firms
DM
discount margin
DOJ
US Department of Justice
DTA
deferred tax asset
DVA
debit valuation adjustment
E
EAD
exposure at default
EB
Executive Board
EC
European Commission
ECB
European Central Bank
ECL
expected credit loss
EGM
Extraordinary General
Meeting of shareholders
EIR
effective interest rate
EL
expected loss
EMEA
Europe, Middle East and
Africa
EOP
Equity Ownership Plan
EPS
earnings per share
ESG
environmental, social and
governance
ETD
exchange-traded derivatives
ETF
exchange-traded fund
EU
European Union
EUR
euro
EURIBOR
Euro Interbank Offered Rate
EVE
economic value of equity
EY
Ernst & Young Ltd
F
FCA
UK Financial Conduct
Authority
FDIC
Federal Deposit Insurance
Corporation
FINMA
Swiss Financial Market
Supervisory Authority
FMIA
Swiss Financial Market
Infrastructure Act
FRTB
Fundamental Review of the
Trading Book
FSB
Financial Stability Board
FTA
Swiss Federal Tax
Administration
FVA
funding valuation
adjustment
FVOCI
fair value through other
comprehensive income
FVTPL
fair value through profit or
loss
FX
foreign exchange
G
GAAP
generally accepted
accounting principles
GBP
pound sterling
GDP
gross domestic product
GEB
Group Executive Board
GHG
greenhouse gas
GCORC
Group Compliance and
Operational Risk Control
GRI
Global Reporting Initiative
G-SIB
global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS
International Accounting
Standards
IASB
International Accounting
Standards Board
IBOR
interbank offered rate
IFRIC
International Financial
Reporting Interpretations
Committee
IFRS
accounting standards
Accounting
issued by the IASB
Standards
IRB
internal ratings-based
IRRBB
interest rate risk in the
banking book
ISDA
International Swaps and
Derivatives Association
ISIN
International Securities
Identification Number

UBS Group third quarter 2026 report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT
Key Risk Taker
L
LAS
liquidity-adjusted stress
LCR
liquidity coverage ratio
LGD
loss given default
LIBOR
London Interbank Offered
Rate
LLC
limited liability company
LoD
lines of defense
LRD
leverage ratio denominator
LTIP
Long-Term Incentive Plan
LTV
loan-to-value
M
M&A
mergers and acquisitions
MRT
Material Risk Taker
N
NII
net interest income
NSFR
net stable funding ratio
NYSE
New York Stock Exchange
O
OCA
own credit adjustment
OCI
other comprehensive
income
OECD
Organisation for Economic
Co-operation and
Development
OTC
over-the-counter
P
PCI
purchased credit impaired
PD
probability of default
PIT
point in time
PPA
purchase price allocation
Q
QCCP
qualifying central
counterparty
R
RBC
risk-based capital
RbM
risk-based monitoring
REIT
real estate investment trust
RMBS
residential mortgage-
backed securities
RniV
risks not in VaR
RoCET1
return on CET1 capital
RoU
right-of-use
rTSR
relative total shareholder
return
RWA
risk-weighted assets
S
SA
standardized approach or
société anonyme
SA-CCR
standardized approach for
counterparty credit risk
SAR
Special Administrative
Region of the People’s
Republic of China
SDG
Sustainable Development
Goal
SEC
US Securities and Exchange
Commission
SFT
securities financing
transaction
SIBOR
Singapore Interbank
Offered Rate
SICR
significant increase in credit
risk
SIX
SIX Swiss Exchange
SME
small and medium-sized
entities
SMF
Senior Management
Function
SNB
Swiss National Bank
SOR
Singapore Swap Offer Rate
SPPI
solely payments of principal
and interest
SRB
systemically relevant bank
SVaR
stressed value-at-risk
T
TBTF
too big to fail
TCFD
Task Force
on Climate-
related Financial Disclosures
TIBOR
Tokyo Interbank
Offered
Rate
TLAC
total loss-absorbing capacity
TTC
through the cycle
U
USD
US dollar
V
VaR
value-at-risk
VAT value-added tax
This is a
general list of
the abbreviations frequently
used in our
financial reporting. Not
all of the
listed abbreviations
may appear in this particular report.

UBS Group third quarter 2026 report |
Appendix

Information sources
Reporting publications
Annual publications
UBS
Group
Annual
Report
:
Published
in
English,
this
report
provides
descriptions
of:
the
Group
strategy
and
performance; the strategy
and performance of
the business divisions
and Group functions;
risk, treasury and
capital
management; corporate governance;
the compensation
framework, including information
about compensation for
the Board of Directors and the
Group Executive Board members; and financial
information, including the financial
statements.
“Auszug
aus
dem
Geschäftsbericht
”:
This
publication
provides
a
German
translation
of
selected
sections
of
the
UBS Group Annual Report.
Compensation
Report
:
This
report
discusses
the
compensation
framework
and
provides
information
about
compensation for
the Board
of Directors
and the
Group Executive
Board members.
It is
available
in English
and
German ( “Vergütungsbericht ”) and represents a component of the UBS Group Annual Report.
Sustainability
Report
:
Published
in
English,
the
UBS
Group
Sustainability
Report
provides
disclosures
on
environmental, social and governance (ESG) topics.
Quarterly publications
Interim Report
: This report
provides an update
on performance and
strategy (where applicable)
for the respective
quarter. It is available in English.
The annual
and quarterly
publications are
available in .pdf
and online
formats at
ubs.com/investors
, under
“Financial
information”. Printed copies, in any language, of the aforementioned annual publications are not provided.
Other information
Website
The “Investor
Relations” website
at
ubs.com/investors
provides the
following information
about UBS:
results-related
news
releases;
financial
information,
including
results-related
filings
with
the
US
Securities
and
Exchange
Commission
(the
SEC);
information
for
shareholders,
including
UBS
dividend
and
share
repurchase
program
information, and for bondholders, including rating
agencies reports; the corporate calendar; and
presentations by
management for investors and financial analysts. Information is available online in English, with some information
also available in German.
Results presentations
Quarterly
results
presentations
are
webcast
live.
Recordings
of
most
presentations
can
be
downloaded
from
ubs.com/presentations .
Messaging service
Email
alerts
to
news
about
UBS
can
be
subscribed
for
under
“UBS
News
Alert”
at
ubs.com/global/en/investor-
relations/contact/investor-services.html
. Messages are sent in English, German, French
or Italian, with an option to
select theme preferences for such alerts.
Form 20-F and other submissions to the US Securities and Exchange Commission
UBS files periodic
reports with and
submits other information
to the SEC.
Principal among these
filings is the
annual
report on Form 20-F, filed pursuant
to the US Securities Exchange Act
of 1934. The filing of
Form 20-F is structured
as
a
wraparound
document.
Most
sections
of
the
filing
can
be
satisfied
by
referring
to
the
UBS Group
Annual
Report. However, there
is a small
amount of additional
information in Form
20-F that
is not presented
elsewhere
and is particularly targeted at readers in
the US. Readers are encouraged to refer
to this additional disclosure. Any
document that is filed with the SEC is available on the SEC’s website: sec.gov . Refer to ubs.com/investors for more
information.

UBS Group third quarter 2026 report |
Appendix

Cautionary statement regarding forward-looking statements
|
This report contains statements
that constitute “forward-looking statements”,
including but
not limited to
management’s outlook for
UBS’s financial performance,
statements relating to
the anticipated effect
of transactions and
strategic initiatives on
UBS’s business and future development and goals. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties
and other important factors could cause actual
developments and results to differ materially
from UBS’s
expectations.
In
particular,
the global
economy
may suffer
significant adverse
effects
from
increasing
political tensions
between world
powers, changes
to
international trade
policies, including
those related
to tariffs
and trade
barriers, and
evolving armed
conflicts.
UBS’s acquisition
of the
Credit
Suisse
Group
materially changed
its outlook
and strategic
direction and
introduced new
operational challenges.
The integration
of the
Credit Suisse
entities into
the UBS
structure is expected
to continue through
2026 and presents
significant operational and
execution risk, including the
risks that UBS
may be unable to
achieve
the cost reductions and business benefits contemplated by the transaction, that it may incur higher costs to execute the integration of Credit Suisse and that the acquired business may have greater risks or liabilities, including those related to litigation, than expected. In response to the failure of
Credit Suisse, Switzerland
has amended its Capital Adequacy Ordinance and is considering changes to its
Banking Act, which, if enacted as proposed,
would substantially increase capital
requirements for
UBS in relation
to its foreign
subsidiaries. These factors
create greater
uncertainty about forward-looking
statements. Other factors
that may
affect UBS’s performance and
ability to achieve its
plans, outlook and other
objectives also include, but
are not limited to:
(i) the degree to which
UBS is successful
in the execution of its strategic
plans, including its cost reduction
and efficiency initiatives and its
ability to manage its levels of
risk-weighted assets (RWA) and
leverage ratio denominator
(LRD), liquidity coverage
ratio and other
financial resources, including changes
in RWA,
assets and liabilities
arising from higher market
volatility and the
size of the
combined Group;
(ii) the degree
to which UBS
is successful in
implementing changes to
its businesses to
meet changing market,
regulatory and other conditions,
including any potential changes to
banking examination and oversight practices
and standards as a
result of executive branch
orders or staff interpretations of law
in the US; (iii) inflation and interest rate volatility in
major markets; (iv) developments in the macroeconomic climate and in the markets
in which
UBS operates
or to
which it
is exposed,
including movements
in securities
prices or
liquidity,
credit spreads,
currency exchange
rates,
residential and commercial real estate markets, general economic conditions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties,
as well as on client
sentiment and levels of activity;
(v) changes in the availability of
capital and funding, including any
adverse
changes in UBS’s credit spreads and credit
ratings of UBS, as well as availability and cost
of funding,
including as affected by the marketability of additional tier one debt instruments, to meet
requirements for debt eligible
for total loss-absorbing capacity (TLAC);
(vi) changes in and potential divergence
between central
bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the EU and other financial centers that have imposed,
or
resulted
in,
or
may
do
so
in
the
future,
more
stringent
or
entity-specific
capital,
TLAC,
leverage
ratio,
net
stable
funding
ratio,
liquidity
and
funding
requirements, heightened operational resilience
requirements, incremental tax requirements,
additional levies, limitations on permitted activities, constraints on
remuneration, constraints on transfers of capital
and liquidity and sharing of operational costs
across the Group or other
measures, and the effect these
will or
would have on UBS’s
business activities; (vii) UBS’s ability
to successfully implement resolvability
and related regulatory
requirements and the
potential need to
make further changes to the legal structure
or booking model of UBS in response
to legal and regulatory requirements
including heightened requirements and
expectations due to its acquisition
of the Credit Suisse Group;
(viii) UBS’s ability to maintain and
improve its systems and controls
for complying with sanctions
in a timely
manner and for
the detection and
prevention of money
laundering to meet
evolving regulatory requirements
and expectations, in
particular in the
current geopolitical turmoil;
(ix) the uncertainty arising from
domestic stresses in
certain major economies;
(x) changes in UBS’s competitive
position, including
whether differences in regulatory
capital and other requirements
among the major financial centers adversely
affect UBS’s ability to compete
in certain lines of
business; (xi) changes in the
standards of conduct applicable
to its businesses that
may result from new
regulations or new enforcement
of existing standards,
including measures to impose new and
enhanced duties when interacting with customers
and in the execution and handling of
customer transactions; (xii) the
liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, including litigation it has
inherited by
virtue of
the acquisition
of Credit
Suisse, contractual
claims and
regulatory investigations,
including the
potential for
disqualification from
certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory
or other governmental sanctions, as
well as the
effect that litigation,
regulatory and similar
matters have on
the operational risk
component of its RWA;
(xiii) UBS’s ability to
retain and attract
the
employees necessary to
generate revenues and
to manage, support
and control
its businesses, which
may be affected
by competitive factors;
(xiv) changes in
accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition
of deferred tax assets and other matters; (xv) UBS’s ability to implement new technologies and business methods, including digital services, artificial intelligence and other technologies, and ability
to successfully compete with both
existing and new financial service
providers, some of which
may not be regulated
to the
same extent;
(xvi) limitations on
the effectiveness
of UBS’s internal
processes for
risk management,
risk control,
measurement and
modeling, and
of financial
models generally; (xvii) the occurrence
of operational failures, such
as fraud, misconduct, unauthorized trading,
financial crime, cyberattacks, data leakage
and
systems failures, the risk of which is increased with persistently high levels of cyberattack threats; (xviii) restrictions on the ability of UBS Group AG, UBS AG and regulated subsidiaries of UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly,
or, in the
case of financial difficulties, due to
the exercise by FINMA or the
regulators of UBS’s operations in other
countries of their broad
statutory powers in
relation to protective
measures, restructuring and
liquidation proceedings; (xix) the
degree to which
changes in regulation,
capital or legal
structure, financial results or
other factors may affect
UBS’s ability to maintain its
stated capital return objective; (xx) uncertainty
over the scope of actions
that
may be required by UBS, governments
and others for UBS to achieve goals relating
to climate, environmental and social matters, as
well as the evolving nature
of underlying science and industry and the increasing divergence among regulatory regimes; (xxi) the ability of UBS to access capital markets; (xxii) the ability of
UBS to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict, pandemic,
security breach,
cyberattack, power
loss, telecommunications
failure or
other natural
or man-made
event; and
(xxiii) the effect
that these
or other
factors or
unanticipated events, including media reports and speculations, may have on its reputation and the
additional consequences that this may have on its
business
and performance. The sequence in
which the factors above are
presented is not indicative of
their likelihood of occurrence
or the potential magnitude of
their
consequences. UBS’s business and
financial performance could be affected
by other factors identified
in its past and future
filings and reports, including
those
filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS
with the SEC, including
the UBS Group
AG and UBS AG
Annual Reports on Form
20-F for the year
ended 31 December 2025. UBS
is not
under any obligation to (and expressly disclaims any obligation to)
update or alter its forward-looking statements, whether as a result of new information, future
events, or otherwise.
Rounding |
Numbers presented
throughout this
report may
not add up
precisely to
the totals provided
in the tables,
infographics and text.
Percentages and
percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.
Tables
|
Within tables, blank fields generally indicate non-applicability or that presentation of any content
would not be meaningful, or that
information is not
available as of the relevant date or for the relevant period.
Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values
that are zero on a rounded basis can be either negative or positive on an actual basis.
Websites |
In this report, any website addresses are provided solely
for information and are not intended to
be active links. UBS is not
incorporating the contents
of any such websites into this report.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements on Form F-3
(Registration Numbers 333-283672 and 333-293403), and on Form S-8 (Registration Numbers 333-200634; 333-
200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312;
333-249143 and 333-
272975), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-
111572), the Form 8-K of
CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the
Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated
May 10, 2004 and May 17, 2004
(Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:
/s/
Sergio Ermotti
___
Name:
Sergio Ermotti
Title:
Group Chief Executive Officer
By:
/s/ Todd Tuckner
_
Name:
Todd Tuckner
Title:
Group Chief Financial Officer
By:
/s/ Steffen Henrich
____________
Name:
Steffen Henrich
Title:
Group Controller
UBS AG
By:
/s/
Sergio Ermotti
_
Name:
Sergio Ermotti
Title:
President of the Executive Board
By:
/s/ Todd Tuckner
_
Name:
Todd Tuckner
Title:
Chief Financial Officer
By:
/s/ Steffen Henrich
_____________
Name:
Steffen Henrich
Title:
Controller
Date:
October 28, 2026